P.E. 1/27/05

1-8928

Longs Drugs

Live healthy. Live happy. Live Longs.

ARS

05052702

Longs Drug Stores Corporation

Fiscal Year Ended January 27, 2005

PROCESSED
APR 28 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
APR 15 2005
WASH, D.C. 202 SECTION

- **2005 Letter to Stockholders**
- **Notice of Annual Meeting and Proxy Statement**
- **2005 Annual Report on Form 10-K**

Description of Business

Longs Drug Stores Corporation has a long history of serving the health and well-being needs of consumers. Founded in California in 1938, Longs operates a chain of drug stores and provides pharmacy benefit management (PBM) services through its wholly-owned subsidiary, RxAmerica. A Fortune 500 Company, Longs Drug Stores Corporation was listed on the New York Stock Exchange under the stock symbol LDG in 1971. Company headquarters are located in Walnut Creek, California.

Drug Stores

Longs is one of the most recognized retail drug store chains on the West Coast and in Hawaii. The Company operated 472 drug stores at the end of Fiscal 2005 located in California, Hawaii, Washington, Nevada, Colorado and Oregon. Longs has established a reputation for providing an inviting environment that promotes health and wellness through its pharmacy services and product offering, including over-the-counter medications, wide assortments of health and beauty products, greeting cards and seasonal goods as well as convenience merchandise and services.

Longs also entered one of the fastest growing distribution channels for prescription drugs in 2003 through the acquisition of a mail order pharmacy, American Diversified Pharmacies (ADP).

Pharmacy Benefit Management

Through its wholly-owned subsidiary, RxAmerica, Longs provides pharmacy benefit management services including plan design, formulary management and claims processing for third party health plans and other organizations throughout the U.S. Located in Salt Lake City, Utah, RxAmerica covers approximately 5.2 million lives.

www.Longs.com

Internet prescription services and health information are available on the Company's web site. Investor information is also available on this site.

Longs Drugs

2005 Letter to Stockholders

Notice of 2005 Annual Meeting and Proxy Statement

2005 Annual Report on Form 10-K

Letter to Stockholders

Proxy

Form 10-K

To Our Stockholders:

Thanks to the efforts of more than 22,000 Longs associates, we accomplished a great deal last year toward making your company stronger and more competitive. We've made progress in our supply chain initiatives, in our store operations, our pharmacy profitability, our customer service, our technology and in our merchandising and inventory management. And, the progress is reflected in our financial results for Fiscal 2005.

Total consolidated sales increased 1.8 percent despite a weak West Coast economy and high unemployment in the Western states. Our sales for Fiscal 2005 were $4.61 billion compared with sales of $4.53 billion reported in Fiscal 2004. Approximately 47 percent of our sales were generated by the pharmacy and 53 percent were generated by the front end of our stores.

Net income for the 52 weeks ended January 27, 2005 increased 23 percent to $36.6 million, or $0.97 per diluted share, compared with net income reported in the previous year of $29.8 million, or $0.79 per diluted share.

We opened four new stores, relocated two stores, closed two stores and remodeled 40 stores last year. Net capital expenditures for the year totaled $84.2 million. We generated $181.3 million in net cash from operations and have sufficient liquidity to fund our capital expenditures and strategic initiatives.

Our balance sheet remains strong and we ended the year with a debt to total capital ratio of 17.5 percent. During the year, we replaced our unsecured revolving credit facility. Our new five-year facility expires in 2009 and is secured with inventory, accounts receivable and certain intangible assets. This credit facility strengthens our liquidity, increases our financial flexibility and gives us an attractive source of funding to pursue our financial and strategic objectives.

Also during the year, we repurchased approximately 736,000 shares of our common stock at an average share price of $22.85. As of the end of Fiscal 2005, we had repurchased approximately 1.25 million shares under our current program authorized by the Board of Directors. Current authorization allows us to repurchase approximately 755,000 additional shares by January of 2009.

Strategic Initiatives

During the year, we made significant progress on the strategic initiatives outlined in my letter to you last year. Listed below are some highlights of that progress.

Supply Chain

We continue to upgrade our supply chain systems and processes to improve front-end merchandise replenishment as well as our visibility into in-stock position, merchandise mix, product movement and margins. During the year, we installed a new distribution management system at our facility serving Southern California and we installed a retail merchandise system in all of our stores. We have already begun the implementation of procurement and allocation systems that are tightly integrated with the previously installed distribution management system at both of our distribution centers. This represents the first integrated merchandise system in the history of Longs.

Pharmacy Profitability

We made significant progress throughout this past year, particularly during the fourth quarter, toward improving our pharmacy profitability through better buying, generic utilization and workflow efficiencies. Our pharmacy supply chain initiative has improved our procurement, inventory management and in-stock position.

Front End Sales

We have worked hard to shift our merchandise mix in the front end of our stores to strengthen our competitive offering and to achieve improved profitability. The focus we have had on our core categories of health, wellness, beauty and convenience has achieved the double benefit of improved total category share and improved profitability. Our planogram discipline has improved our in-stock positions and our centralized buying and sales promotion have resulted in lowered merchandise costs and better margin management. While marketing to local preferences, this move to centralization has been essential to our platform for growth.

Customer Service

Longs historically enjoyed very strong relationships with our customers and we want to make this an even stronger attribute. Improving our in-stock position and emphasizing store standards, we started a new program last year to quantify and measure service on seven key attributes that we measure on a weekly basis.

Operational Efficiency

We have implemented work process improvements at the store level and have made considerable progress toward improving our management of inventory and operating expenses in the stores. This will continue to be an important objective and we will pursue further efficiencies that better leverage our operating and administrative expenses. We have more opportunity to improve further.

We have improved the cash flow performance of our underperforming stores. Sales for the group in total are improving, the gross profit margin is up and the operating and administrative expense rate is flat compared with last year. Thus far, we have closed only four stores in this group of underperforming stores. We still have work to do and this remains an important initiative for us.

We have invested in the upgrade, modification and replacement of many of our technology systems.

We have installed electronic article surveillance technology in 70 percent of our stores thus far. We are installing bi-optic scanners in conjunction with this technology to improve our front-end productivity and check stand throughput.

We have installed a time and attendance system in 25 percent of our stores so far this year. We also plan to install labor scheduling and labor forecasting systems by the end of this current fiscal year.

We have added new payment system capabilities to our Point-of-Sale technology that allow us to expand our services to customers. The added capabilities allow us to process debit, credit and gift card transactions faster; participate in the food stamp benefit program; and sell prepaid service cards.

We have also added enhancements to our pharmacy system, which enable us to track pharmacy sales and improve our billing systems. We now have a better understanding of our pharmacy staffing requirements as well as our customer interactions.

Store Remodels

We remodeled another 40 stores this past year, bringing our total number of stores with our new look up to 72 stores or 15 percent of our chain. In another three years, approximately 50 percent of our stores will be updated. This includes remodeled stores as well as new stores less than five years old.

This is the first large-scale remodeling program in the history of Longs and customer response has been very favorable. A fresh new look to a trusted name is an incredibly important outcome. We believe we have created an exciting store format that emphasizes our new merchandise strategy.

We also received national recognition for our new look. Longs was honored last October with the 2004 Retail Merchandising Innovation Award for the new look of our stores at the Retail Excellence Awards program sponsored by Drug Store News.

Management Changes

We have made significant progress in becoming a stronger competitor and more profitable company as a result of the many contributions and dedicated efforts of all of the men and women who comprise Longs Drug Stores. Each of the 22,000 associates at Longs has had an important role in this transition to further our company objectives. In March of 2005, we better aligned our organization at the executive level with our goals and our prospects for growth.

Richard W. Dreiling was named Executive Vice President and Chief Operating Officer. Rick joined Longs in July of 2003. In his expanded role, Rick is responsible for operations, marketing, merchandising and distribution.

Steven F. McCann, who joined Longs in 2000, was named Executive Vice President, Chief Financial Officer and Treasurer.

Bruce E. Schwallie was named Executive Vice President of Business Development and Managed Care. Bruce joined Longs in January of 2002 and is now focused on business development opportunities including managed care, mail order and RxAmerica.

Todd J. Vasos was named Senior Vice President and Chief Merchandising Officer. Todd joined Longs in December of 2001. In his expanded role, Todd is responsible for pharmacy marketing as well as front-end merchandising and marketing.

Board of Directors

Our Board of Directors has been instrumental in the transition we are making toward becoming a stronger competitor and more profitable company. The change effort at Longs actually began in 2002 with the realignment of our Board of Directors in order to increase the representation of independent Board members. The Board then initiated a search for a new President and Chief Executive Officer to lead the transition at Longs. One of our independent Directors, Harold Somerset, was interim Chief Executive Officer during the search and responsible for the smooth transition upon my joining Longs in October of 2002.

Today, eight of the ten Directors on our Board are independent and six of these independent Directors have been providing counsel regarding the transition of Longs Drug Stores since the change effort began in 2002. The significant progress we have made is due in a large part to the contributions and oversight of our Board of Directors.

William L. Chenevich, Vice Chairman of U.S. Bancorp, has decided not to stand for reelection. As a result, the number of Directors will be reduced to nine after the Annual Meeting of Stockholders in May. Seven of the nine members of our Board of Directors will be independent. We greatly appreciate the significant contributions Mr. Chenevich has made since joining our Board in 1999.

Duane E. Knapp, President of BrandStrategy, Inc., became a Director Emeritus upon his resignation from our Board of Directors in March of 2005. We were fortunate that he was available to serve on our Board and grateful for his contributions on our branding and customer service initiatives.

Donna A. Tanoue, Vice Chairman and Chief Administrative Officer of Bank of Hawaii, joined the Board of Directors in March of 2005. Ms. Tanoue joined Bank of Hawaii in 2002 as Vice Chairman of the Investment Services Group after serving as the Chairman of the Federal Deposit Insurance Corporation (FDIC) in Washington, D.C. from 1998 through 2001.

Outlook

Our initiatives to better manage our inventory as well as increase our productivity and efficiency are still very important to our generating more profitable sales. Our continued improvement in our purchasing power, merchandise replenishment, operational effectiveness and store standards will put us in a good position to gain more leverage on higher sales when consumer spending increases in a stronger economy.

We are encouraged by the improvement in our financial results and are already incorporating more aggressive expansion plans into our longer-term outlook. In another year, we should be prepared to open 25 to 30 new stores. We also plan to double our self-distribution of front-end merchandise by Fiscal 2008.

Shorter term, we anticipate that Fiscal 2006 will be a challenging year due to the sluggish economy in most of the markets we serve. Our initiatives for the current year continue to focus on responding to the changing needs of our customers while improving our productivity and profitability.

- We have a number of new merchandising and marketing programs in various phases of development.
- We plan to open or relocate five to ten stores and remodel up to 40 stores this year.
- We continue to strive for higher levels of superior customer service on the attributes that our customers think are important.
- Improving our pharmacy profitability remains an important initiative despite the continued margin pressure created by third party payors.
- We are pursuing further operational efficiencies that better leverage our operating and administrative expenses.
- We remain committed to improving the cash flow performance of underperforming stores.
- Upgrading our technology will remain an important initiative both in our stores and in our supply chain.
- We remain committed to a safety culture at Longs.
- We plan to continue to enhance the diversity of our work force in order to reflect the diversity of the communities in which we live and serve.

Our achievements during the past year are attributable to the dedicated efforts of individuals who represent the face of Longs to our customers and the communities in which we live and work. Being the best drug store in town is a part of our heritage and easily transferable to the pharmacy benefit management, managed care and mail order businesses that we now own and operate. Our values are based upon the tradition of caring created by the Founders Joe and Tom Long. We have a responsibility to their legacy . . . "We will treat others as we, ourselves, would like to be treated." In the end, it is all about people serving the most important people of all – our customers. In doing that, we deliver value to our customers and to you, our valued stockholders.

Warren F. Bryant
Chairman, President and
Chief Executive Officer

April 11, 2005

Longs Drugs

Executive Offices
141 North Civic Drive
Walnut Creek, California 94596

NOTICE OF THE
2005 ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders of Longs Drug Stores Corporation will be held at the Shadelands Arts Center, 111 North Wiget Lane (at Ygnacio Valley Road), Walnut Creek, California, on Tuesday, May 24, 2005 at 11:00 a.m., Pacific Daylight Time, for purposes of:

- electing three directors;
- approving our amended and restated 1995 Long-Term Incentive Plan;
- ratifying our retention of Deloitte & Touche LLP as our independent auditors for the fiscal year ending January 26, 2006;
- considering and voting on a stockholder proposal; and
- transacting such other business as may properly be brought before the meeting or any adjournment or postponement of the meeting.

Only stockholders of record at the close of business on Friday, March 11, 2005 will be entitled to vote at the meeting and any adjournment or postponement of the meeting.

If you are unable to be present, you can vote your shares by either telephone or the Internet or by signing the enclosed proxy card and returning it in the enclosed postage paid envelope.

Walnut Creek, California
April 11, 2005

By Order of the Board of Directors,

William J. Rainey

WILLIAM J. RAINEY
Secretary

WE URGE STOCKHOLDERS TO MARK, SIGN AND RETURN PROMPTLY THE ACCOMPANYING PROXY CARD OR TO VOTE OVER THE INTERNET OR BY TELEPHONE.

Proxy

PROXY STATEMENT

Proxy

TABLE OF CONTENTS

Longs Drugs

Executive Offices
141 North Civic Drive
Walnut Creek, California 94596

PROXY STATEMENT

About the Annual Meeting

As one of our stockholders, you are being asked to vote on the following matters: (1) the election of three directors; (2) the approval of the amended and restated 1995 Long-Term Incentive Plan; (3) the ratification of the appointment of our independent auditors for the fiscal year ending January 26, 2006; and (4) a stockholder proposal. Your proxy is being solicited on behalf of our board of directors. The approximate date on which this proxy statement and form of proxy are first being sent or given to our stockholders is April 11, 2005. Longs Drug Stores Corporation operates primarily through Longs Drug Stores California, Inc., a wholly-owned subsidiary. References to "we," "us," "our" or our "company" in this proxy statement include, as appropriate, Longs Drug Stores Corporation and its subsidiaries.

Proxy

Who is entitled to vote at the annual meeting?

Only stockholders of record at the close of business on March 11, 2005 will be entitled to notice of and to vote at the annual meeting and any adjournment or postponement of the meeting. Each share is entitled to one vote on matters to be acted upon at the annual meeting. As of March 11, 2005, we had 37,581,016 shares of common stock outstanding.

How do I vote my shares at the annual meeting?

If you are a "record" stockholder of our common stock (that is, if you hold common stock in your own name in our stock records maintained by our transfer agent, Wells Fargo Shareowner Services), you may complete and sign the accompanying proxy card and return it to us or deliver it in person. In addition, you may vote through the Internet or by using a toll-free telephone number by following the instructions included with your proxy card. Please be aware that if you vote over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible. The Internet and telephone voting facilities for stockholders of record will close at 10:00 a.m., Pacific Daylight Time, on May 23, 2005.

"Street name" stockholders of our common stock (that is, stockholders who hold our common stock through a broker or other nominee) who wish to vote at the annual meeting will need to obtain a proxy form from the institution that holds their shares and to follow the voting instructions on that form.

If you are a participant in our Employee Savings and Profit Sharing Plan, you will receive a proxy card for all shares that you own through this plan. The proxy card will serve as a voting instruction card for the trustees or administrators of the plan. If you own shares through the plan and do not vote, the plan trustees will vote your plan shares in the same proportion as shares for which instructions were received under the plan.

How does the board of directors recommend that I vote my shares?

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of our board of directors. Our board's recommendation is set forth together with the description of each item in this proxy statement. In summary, the board recommends a vote:

- FOR the directors' proposal to elect the nominated directors, as set forth on page 4 of this proxy statement;
- FOR the directors' proposal to approve the amended and restated 1995 Long-Term Incentive Plan, as set forth on page 6 of this proxy statement;
- FOR the directors' proposal to ratify the retention of our independent auditors, as set forth on page 13 of this proxy statement; and
- AGAINST the stockholder proposal, as set forth on page 13 of this proxy statement.

With respect to any other matter that properly comes before the annual meeting, the proxy holders will vote as recommended by our board of directors or, if no recommendation is given, in their own discretion in the best interests of our company and our stockholders. As of the date of this proxy statement, our board of directors had no knowledge of any business other than that described in this proxy statement that would be presented for consideration at the annual meeting.

Can I change my vote after I return my proxy card or after I vote electronically or by telephone?

You may revoke your proxy at any time before its exercise by filing with our corporate secretary a written revocation or a duly executed proxy bearing a later date. You may also revoke your proxy by attending the annual meeting and voting in person.

What constitutes a quorum for purposes of the annual meeting?

The inspector of elections will tabulate votes cast by proxy or in person at the annual meeting. The inspector of elections will also determine whether or not a quorum is present. In general, Maryland law provides that the presence, in person or by proxy, of the holders of a majority of the outstanding shares entitled to vote is necessary to constitute a quorum at the annual meeting for the election of directors and for the other proposals. The inspector of elections will treat abstentions and broker non-votes as shares that are present and entitled to vote for purposes of determining the presence of a quorum.

What vote is required to approve each item?

Directors will be elected by a plurality of the votes cast that are present in person or represented by proxy. Abstentions, withheld votes and broker non-votes will not affect the election of directors. Approval of the amended and restated 1995 Long-Term Incentive Plan and the stockholder proposal requires the affirmative votes of a majority of the votes present, in person or by proxy, and entitled to vote on each such proposal. Broker non-votes will not be counted as shares voted on each such proposal and will not affect the voting on such proposals. Abstentions will have the same effect as a vote against these proposals. Ratification of the retention of our independent auditors requires the affirmative vote of a majority of the votes present, in person or by proxy, and entitled to vote on the proposal. Any proxy that is returned using the form of proxy enclosed, which is not marked as to a particular item, will be voted for the election of the director nominees, for the approval of the amended and restated 1995 Long-Term Incentive Plan, for the ratification of the retention of the designated independent auditors, against the stockholder proposal and, as the proxy holders deem advisable, on other matters that may come before the annual meeting.

What information do I need to attend the annual meeting?

You will need an admission ticket to attend the annual meeting. If you are a record stockholder who received a paper copy of this proxy statement, an admission ticket is included with the mailing and is attached to the proxy card. If you are a street name stockholder or otherwise did not receive an admission ticket, you can bring proof of stock ownership, such as a bank or brokerage account statement or a statement indicating your holdings in our Employee Savings and Profit Sharing Plan, to the annual meeting. If you arrive at the annual meeting without an admission ticket, we will admit you only if we are able to verify that you are a Longs stockholder.

Who will bear the expense of soliciting proxies?

The entire cost of solicitation of proxies will be borne by us. We have engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies from brokers, banks, institutions and other stockholders for an anticipated fee of approximately $4,500, plus reasonable out-of-pocket costs and expenses. Our directors, officers and regular employees may solicit proxies by mail, electronic mail, telephone or personal interview without additional compensation. In addition, we may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners.

Is there any other information that I should know about?

Stockholder Proposals

Under the rules of the Securities and Exchange Commission, in order for a stockholder's proposal to be considered for inclusion in our proxy statement for the 2006 annual meeting of stockholders, such proposal must be received at our executive offices at 141 North Civic Drive, Post Office Box 5222, Walnut Creek, California 94596-1222, Attention: Corporate Secretary, no later than the close of business on December 19, 2005. In addition, our bylaws provide for the timing and content of notice which stockholders must provide to our corporate secretary for the nomination of directors or other proposals to be properly presented at a stockholders meeting. Pursuant to these provisions, notice of any such nomination or proposal must be received by us not less than 90 days prior to the date of the meeting.

Financial Statements

We are mailing our Annual Report on Form 10-K, which includes financial statements for the fiscal year ended January 27, 2005, to all stockholders concurrently with the mailing of this proxy statement. A copy of our Form 10-K for such fiscal year (as well as a copy of our Code of Business Conduct and Ethics) may be obtained without charge on our website at www.longs.com or by writing to Longs Drug Stores Corporation, Attention: Corporate Secretary, 141 North Civic Drive, Walnut Creek, California 94596-3858.

I. PROPOSALS

Proposal 1.

Election of Directors

Our board of directors currently consists of ten members, divided into three classes. As a result of the decision of William L. Chenevich, a current director, not to stand for reelection, the number of directors in the class to be elected will be reduced by one immediately prior to the opening of the vote at the annual meeting. In order to keep the number of directors in each class approximately the same, we are renominating at this annual meeting Murray H. Dashe, whose current term does not expire until the 2006 annual meeting. We are also nominating at this annual meeting Leroy T. Barnes, Jr. and Donna A. Tanoue. Therefore, you will be asked to elect three directors. If elected, the terms of the three nominated directors will expire at our 2008 annual meeting of stockholders. Our six directors not up for election will continue to serve as set forth below.

The proxy holders will vote the proxies received by them for the following three nominees for the terms set forth below and until their successors are duly elected and qualified, unless authorization to vote for election of directors has been withheld. The three nominees receiving the greatest number of votes will be elected as our directors. Leroy T. Barnes, Jr., Murray H. Dashe and Donna A. Tanoue have each consented to being named as a nominee and to serve, if elected. In the event that any nominee is unable to serve, the proxy holders will vote the proxies for another person designated by our board of directors.

Information with Respect to Nominees and Continuing Directors

The following table sets forth, as of March 11, 2005, information as to persons who serve as our directors.

Name	Age	Position	Term Expires
Warren F. Bryant	59	Chairman, President and CEO	2006
Donald L. Sorby, Ph.D.	71	Lead Director	2007
Leroy T. Barnes, Jr.	53	Director	2005
William L. Chenevich	61	Director	2005
Murray H. Dashe	62	Director	2006
Robert M. Long	66	Director	2007
Mary S. Metz, Ph.D.	67	Director	2006
Harold R. Somerset	69	Director	2007
Donna A. Tanoue	50	Director	2005
Anthony G. Wagner	62	Director	2006

Nominees for Reelection at this Annual Meeting (Terms to Expire 2008)

Leroy T. Barnes, Jr., 53, has been Vice President and Treasurer of PG&E Corporation, an energy-based holding company, since 2001. He was Vice President and Treasurer of Gap, Inc., a retail clothing company, from 1997 to 2001. Mr. Barnes is a director of The McClatchy Company and Herbalife Ltd. Mr. Barnes chairs the Audit and Finance Committee and is a member of the Governance and Nominating Committee. He has been designated by our board as an "audit committee financial expert," as defined by the SEC, and he has been one of our directors since 2002.

Murray H. Dashe, 62, served as the Chairman of the Board, Chief Executive Officer, and President of Cost Plus, Inc., a specialty retailer of casual home living and entertaining products, from February 1998 to March 2005. Mr. Dashe is a member of the Compensation Committee and the Audit and Finance Committee. He has been designated by our board as an "audit committee financial expert," as defined by the SEC, and he has been one of our directors since 2002.

Donna A. Tanoue, 50, has been Vice Chairman and Chief Administrative Officer of Bank of Hawaii since April 2004. From April 2002 to April 2004, Ms. Tanoue was Vice Chairman of the Investment Services Group. Ms. Tanoue was appointed Vice Chairman and a member of the Managing Committee of Bank of Hawaii in April 2002. Ms. Tanoue has served on the Board of Directors of Bank of Hawaii since October 2001. Since June 2004, Ms. Tanoue has also served as President of Bank of Hawaii Foundation. Ms. Tanoue is a member of the Compensation Committee and the Audit and Finance Committee. She has been one of our directors since 2005.

Directors with Terms Expiring in 2007

Robert M. Long, 66, retired as our Chairman of the Board in 2003 and had served in that capacity since 2000. Prior to that, he was our Chairman of the Board and Chief Executive Officer from 1991 to 2000. He has been one of our directors since 1968.

Harold R. Somerset, 69, has been a business consultant since 1994. Mr. Somerset was our Vice Chairman from October 2002 to February 2003 and our interim President and Chief Executive Officer from February 2002 to October 2002. He has been one of our directors since 1992.

Donald L. Sorby, Ph.D., 71, has been our Lead Director since 2002. Dr. Sorby has been a pharmaceutical consultant and Dean Emeritus of the School of Pharmacy, University of the Pacific, since 1995. Dr. Sorby chairs the Governance and Nominating Committee and is a member of the Compensation Committee. He has been one of our directors since 1995.

Directors with Terms Expiring in 2006

Warren F. Bryant, 59, has been our President and Chief Executive Officer since 2002 and our Chairman of the Board since 2003. He was Senior Vice President of The Kroger Co., a retail grocery chain, from 1999 to 2002. Prior to that, from 1996 to 1999, he was President and Chief Executive Officer of Dillon Companies, Inc., a retail grocery chain and subsidiary of The Kroger Co. He is a director of OfficeMax Incorporated and Pathmark Stores, Inc. He has been one of our directors since 2002.

Mary S. Metz, Ph.D., 67, served as President of S.H. Cowell Foundation, a California non-profit public benefit corporation, from 1999 to 2005. She was Dean of U.C. Berkeley Extension from 1991 to 1998. Dr. Metz is a director of PG&E Corporation, UnionBanCal Corporation and SBC Communications, Inc. Dr. Metz is a member of the Audit and Finance Committee and the Governance and Nominating Committee. She has been one of our directors since 1991.

Anthony G. Wagner, 62, has been a Vice President of Kaiser Foundation Health Plan, Inc. since January 2005. Mr. Wagner served as the Chief Executive Officer of Hospital Systems of the San Francisco Department of Public Health from 2001 to 2003. He was Chief Executive Officer of Community Health Network of San Francisco from 1998 to 2001. He was Executive Administrator of Laguna Honda Hospital from 1988 to 1998. Mr. Wagner chairs the Compensation Committee and is a member of the Governance and Nominating Committee. He has been one of our directors since 1999.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF LEROY T. BARNES, JR., MURRAY H. DASHE AND DONNA A. TANOUE.

Proxy

Proposal 2.

Approval of the Amended and Restated
1995 Long-Term Incentive Plan

Overview

Our 1995 Long-Term Incentive Plan (our "existing plan") was last amended and approved by our stockholders in 2003. The existing plan was amended and restated by our board of directors in April 2005 (our "plan"). Our plan's effectiveness is dependent on the approval of stockholders at the 2005 meeting.

The material differences between our existing plan and our plan include the following:

- increasing the aggregate number of shares of our common stock available for awards under our plan by 4,000,000 shares; *provided, however*, that the aggregate number of shares available under our plan would be reduced by 2.75 shares for each share of our common stock delivered in settlement of any option with an exercise price that is less than the fair market value on the date of grant, stock appreciation right, or SAR, restricted stock award or performance share;
- adding an express prohibition against repricing of options or stock appreciation rights that are granted pursuant to the terms of our plan without stockholder approval;
- adding an express prohibition against the grant of options with an exercise price that is less than fair market value on the date of grant;
- clarifying the definition of a subsidiary of our company; and
- extending the term of our existing plan so that awards may be made under our plan until the tenth anniversary of its adoption by our board of directors.

It is our intent that awards that are subject to Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") will qualify for the performance-based compensation exemption.

The following is a summary of the principal features of our plan, as most recently amended and restated. Our plan is attached to this proxy statement as Exhibit A. If there is any discrepancy between this summary and our plan, the terms of our plan will control.

Shares Available for Issuance

Our plan, like the existing plan, provides for awards in the form of restricted stock, performance shares, stock options, SARs or any combination thereof. Four million (4,000,000) additional shares have been added to our plan's share reserve pool from what has previously been authorized under our existing plan and 407,552 shares of common stock were available for award under our plan as of March 11, 2005. Under our plan, the total number of shares of stock available for issuance under our plan will be reduced by 2.75 shares for each share of stock delivered in settlement of any SAR, restricted stock award, or performance share and one share of stock for each share delivered in settlement of an option. If any restricted stock, performance shares, stock options or SARs granted under our plan are forfeited, or if stock options or SARs terminate for any other reason prior to exercise, then the underlying shares of our common stock shall again become available for awards. If SARs or performance shares are settled in cash, the number of shares underlying such awards shall become available for further awards. The shares available for award under our plan, the shares subject to grants and the individual grant limits in this description may be subject to adjustment for stock splits and certain other events.

In order to facilitate approval of this proposal and assuage any stockholder concerns regarding the number of options we intend to grant in a given year, our board commits to our stockholders that for fiscal years 2006, 2007 and 2008, we will not grant during such three fiscal years a number of shares subject to options or other awards to employees (whether under our plan or other plans not approved by stockholders) such that the average number of shares granted during such three fiscal years is greater than 2.0% of the average number of shares of our common stock that were outstanding at the end of each of the three fiscal years. For purposes of calculating the number of shares granted in a year, stock, restricted stock and an option with an exercise price that is less than the fair market value on the date of grant will count as equivalent to (i) 1.5 option shares if our annual stock price volatility is 53% or higher, (ii) two option shares if our annual stock price volatility is between 25% and 52%, and (iii) four option shares if our annual stock price volatility is less than 25%.

Administration and Eligibility

Our plan is administered by a committee of our board of directors (referred to as the "committee") whose composition will enable our plan to qualify: (i) under Rule 16b-3 of the Securities Exchange Act of 1934 ("Exchange Act") with regard to the grant of awards to persons who are subject to Section 16 of the Exchange Act; and (ii) under Code Section 162(m) with regard to any award intended to qualify as "performance based compensation." Our board of directors may also appoint other committees of our board of directors to grant awards to individuals who are not our officers or directors. Our board of directors serves as the committee with respect to awards to members of the board of directors who are not our employees. The committee selects the individuals who will receive awards, determines the size of the award and establishes the vesting or other conditions. Our employees (or employees of any of our subsidiaries) who are our officers or key employees are eligible to participate in our plan, as are our directors. As of March 11, 2005, 43 individuals (including our directors) were eligible to participate in our plan. As of March 11, 2005, the fair market value of our common share was $30.03, based on the closing price per share for such stock on the New York Stock Exchange on such date. In general, no payment will be required upon receipt of an award.

Restricted Stock

Restricted stock awards are shares that vest based on a schedule established by the committee. Vesting may be based on service and/or the satisfaction of performance objectives set by the committee. Our plan's Code Section 162(m) performance objectives are discussed under "Performance Shares" below. The committee shall establish the purchase price, if any, and form of payment for each restricted stock award. No individual may receive restricted stock awards for more than 300,000 shares in a fiscal year (500,000 shares in connection with the individual's initial employment).

Unless otherwise provided in the applicable award agreement, in the event of a holder's termination of service as a result of retirement, death, disability or, with our consent, resignation, an unvested award of restricted stock will be prorated for the holder's service during the applicable period and the remainder will be forfeited by the holder. Unless otherwise provided in the applicable award agreement, in the event of a holder's termination of service for any other reason, all then unvested shares of restricted stock will be forfeited by the holder.

Performance Shares

A performance share is an unfunded bookkeeping entry representing the equivalent of one share of common stock, and a holder of performance shares has no voting rights or other privileges as a stockholder.

Performance shares, when vested, normally will be settled by distributing both shares of our common stock and cash to the holder; however, the committee has discretion to determine the relative forms of consideration. The number of shares of our common stock distributed in settlement of performance shares may be smaller than the number of performance shares granted, depending upon the attainment of performance objectives. These performance conditions may include one or more of the following: (i) operating income before provisions for LIFO accounting, taxes, contributions to our profit sharing plan and executive bonuses; (ii) EBITDA; (iii) earnings; (iv) cash flow; (v) sales or revenue; (vi) expenses; (vii) cost of goods sold; (viii) profit margin; (ix) working capital; (x) return on equity or assets; (xi) earnings per share; (xii) EVA; (xiii) stock price; (xiv) price/

earnings ratio; (xv) inventory; (xvi) debt or debt-to-equity; (xvii) accounts receivable; (xviii) writeoffs; (xix) cash; (xx) assets; and/or (xxi) liquidity, each with respect to us and/or one or more of our operating units. No individual shall receive a grant for more than 300,000 performance shares in a fiscal year (500,000 shares in connection with the individuals initial employment).

Unless otherwise provided in the applicable award agreement, in the event of a holder's termination of service as a result of retirement, death, disability or, with our consent, resignation, an unvested award of performance shares will be prorated for the holder's service during the applicable period and the remainder will be forfeited by the holder. Unless otherwise provided in the applicable award agreement, in the event of a holder's termination of service for any other reason, all then unvested performance shares will be forfeited by the holder.

Stock Options

Options may include nonstatutory stock options ("NSOs") or incentive stock options ("ISOs") which are intended to qualify for special tax treatment. No individual may be granted options during any fiscal year in excess of 500,000 shares of our common stock (750,000 shares in connection with the individual's initial employment). The term of an option cannot exceed ten years and the option price will be equal to or greater than the fair market value of the common stock on the date of grant.

The committee determines when options become exercisable and may, in its discretion, accelerate the vesting of any outstanding option. The means of payment for shares issued upon exercise of an option are specified in each option agreement. The option price may be paid in any lawful form permitted by the committee, including (without limitation) the surrender of shares of our common stock already owned by the optionee.

ISOs will be designed to comply with the provisions of the Code and will be subject to certain restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee's termination of employment, and must be exercised within ten years after the date of grant; but may be subsequently modified to disqualify them from treatment as ISOs. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all of our classes of stock, our plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire no later than the fifth anniversary of the date of its grant.

If an optionee's employment terminates, then all options held by the optionee under our plan expire on the earliest of: (i) the date set forth in the applicable award agreement; (ii) the expiration date of such option; or (iii) if applicable, the date determined in accordance with the provisions of our plan summarized below if not otherwise provided for in the applicable award agreement. To the extent the option is exercisable at the time of the optionee's termination, the optionee may exercise all or part of his or her option at any time before it terminates.

Unless otherwise provided in the applicable award agreement, if an optionee's employment terminates as a result of the optionee's resignation with our consent or termination by us without cause (as defined in our plan), then all options held by the optionee under our plan expire 90 days after the date of such termination. Unless otherwise provided in the applicable award agreement, in the event of a termination without cause within two years after the date of a change in corporate control or the optionee's resignation within the period commencing 180 days after the date of a change in corporate control and ending two years after the date of the change in corporate control, then all options held by the optionee under our plan expire one year after the date of such termination. Unless otherwise provided in the applicable award agreement, if an optionee's employment is terminated for cause or the optionee resigns without our consent, all options held by the optionee under our plan will expire on the date of termination.

Unless otherwise provided in the applicable award agreement, if an optionee's employment terminates as a result of the optionee's retirement, then all options held by the optionee under our plan expire three years after the date of such termination.

Unless otherwise provided in the applicable award agreement, if an optionee's employment terminates by reason of death, then all options held by the optionee under our plan expire one year after the date of such termination.

Non-Employee Director Annual Grants

Under our plan and only effective upon affirmative implementation by our board of directors, our non-employee directors may receive annual grants of restricted stock. Each continuing non-employee director may receive up to 5,000 shares of restricted stock (the actual number of shares to be determined by our board of directors) in connection with the conclusion of each annual meeting. Unless the individual award agreement provides otherwise, restricted stock granted to non-employee directors under this annual grant provision generally vests one-third per year over three years, provided the director continues in service. In the event of a change in corporate control (as defined below) or a director's retirement, outstanding restricted shares granted to non-employee directors will fully vest.

Our board of directors may in its discretion determine that nonqualified stock options with an equivalent value may be granted in lieu of such annual grants of restricted stock. Our board of directors may also allow non-employee directors to elect to receive shares of our common stock or stock options in lieu of director fees.

Our board of directors intends that awards of restricted stock and/or nonqualified stock options under our plan to non-employee directors will be implemented in connection with share ownership requirements to be developed by our board of directors.

Stock Appreciation Rights

A SAR permits the participant to elect to receive any appreciation in the value of the underlying stock from us in cash, in common stock or in a combination of both, in the discretion of the committee. No individual may be granted SARs during any fiscal year in excess of 500,000 shares of our common stock (750,000 shares in connection with the individual's initial employment). The amount payable on exercise of a SAR is measured by the difference between the market value of the underlying stock at exercise and the purchase price.

The committee may, in its sole discretion, provide that an SAR may be granted: (i) in connection and simultaneously with the grant of an option (a "coupled SAR"); or (ii) independent of an option.

SARs granted under our plan (other than coupled SARs) must have an exercise price per share which is not less than the fair market value of a share of our common stock on the date of grant. SARs granted under our plan have a term of ten years (or such lesser period as the underlying option, in the case of a coupled SAR).

Vesting Conditions

As noted above, the committee determines the number of restricted shares, performance shares, stock options or SARs to be included in the award as well as the vesting and other conditions. The vesting conditions may be based on the individual's service, his or her individual performance, our performance or other criteria. It is anticipated that the vesting conditions generally will be based on the individual's service after the date of grant. Vesting may be accelerated in the event of the individual's death, disability or retirement or in the event of a change in corporate control.

For purposes of our plan, a change in corporate control generally includes: (i) stockholder approval of our dissolution or liquidation or the commencement of a bankruptcy case or our involuntary dissolution; (ii) a sale, transfer or other disposition of all or substantially all of the our assets; (iii) a change in the composition of our board of directors affecting the majority of the members within a 24 month period; (iv) the consummation of a merger or consolidation of us into another entity or any other corporate reorganization or sale of shares if more than 50% of the combined voting power of the continuing or surviving entity's securities is owned by persons who owned less than 25% of our voting power immediately prior to the event in question; or (v) a transaction in which any person becomes the beneficial owner of at least 50% of the total voting power of our outstanding voting securities.

Nontransferability of Awards

Unless the individual award agreement provides otherwise and then only to the extent allowable by applicable law, awards granted under our plan may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will, by the applicable laws of descent and distribution or, for any award other than an ISO or an SAR granted in tandem with an ISO, pursuant to a qualified domestic relations order.

Prohibition on Repricing Awards

Without the approval of our stockholders, no option or SAR may be amended to reduce its exercise price or grant price and no option or SAR may be canceled and replaced with an option or SAR having a lower exercise price.

Modifications

The committee may, with the express written consent of the holder for any changes that are detrimental to such holder, cancel or reduce or otherwise alter outstanding awards. Our board of directors may amend or suspend and, if suspended, reinstate, our plan in whole or in part; provided that any amendment of our plan shall be subject to the approval of our stockholders to the extent required by applicable laws, regulations or rules. The committee may permit awards to be granted in exchange for the cancellation of other awards. The committee may permit the amendment of awards, subject to the express written consent of a holder for any changes that are detrimental to such holder.

Corporate Changes

Awards and any agreements evidencing such awards shall be subject to adjustment by the committee as to the number and type (or class) and price per share of stock or other consideration subject to such awards in the event of changes in our outstanding stock by reason of stock dividends, stock splits, recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges, or other relevant changes in capitalization. In the event of any such change in our outstanding stock, the aggregate number and type (or class) of shares available under our plan (and pursuant to individual award limits) shall be appropriately adjusted by the committee in its discretion.

Termination

Unless our plan is earlier terminated by our board of directors in its discretion, awards may be granted under our plan until April 8, 2015.

Federal Income Tax Consequences

The following is a general summary under current law of the material federal income tax consequences to participants in our plan. This summary deals with the general tax principles that apply and is provided only for general information. Some kinds of taxes, such as state and local income taxes, are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary does not discuss all aspects of income taxation that may be relevant in light of a holder's personal investment circumstances. The summary below is based on the assumption that awards granted under our plan will either comply with or not be subject to the provisions of Section 409A of the Code, a recently adopted provision governing specified deferred compensation arrangements. This summarized tax information is not tax advice.

Non-Qualified Stock Options. For federal income tax purposes, if an optionee is granted non-qualified stock options, or NQSOs, under our plan, the optionee will not have taxable income on the grant of the option, nor will we be entitled to any deduction. Generally, on exercise of NQSOs the optionee will recognize ordinary income, and we will be entitled to a deduction, in an amount equal to the difference between the option exercise price and the fair market value of a common share on the date each such option is exercised. The optionee's basis for the stock for purposes of determining gain or loss on subsequent disposition of such shares generally will be the fair market value of the common stock on the date the optionee exercises such option. Any subsequent gain or loss will be generally taxable as capital gains or losses.

Incentive Stock Options. There is no taxable income to an optionee when an optionee is granted an incentive stock option, or ISO, or when that option is exercised. However, the amount by which the fair market value of the shares at the time of exercise exceeds the option price will be an "item of adjustment" for the optionee for purposes of the alternative minimum tax. Gain realized by the optionee on the sale of an ISO is taxable at capital gains rates, and no tax deduction is available to us, unless the optionee disposes of the shares within (1) two years after the date of grant of the option or (2) within one year of the date the shares were transferred to the optionee. If the common shares are sold or otherwise disposed of before the end of the two-year and one-year periods specified above, the difference between the option exercise price and the fair market value of the shares on the date of the option's exercise will be taxed at ordinary income rates, and we will be entitled to a deduction to the extent the optionee must recognize ordinary income. If such a sale or disposition takes place in the year in which the optionee exercises the option, the income the optionee recognizes upon sale or disposition of the shares will not be considered income for alternative minimum tax purposes. Otherwise, if the optionee sells or otherwise disposes of the shares before the end of the two year and one-year periods specified above, the maximum amount that will be included as alternative minimum tax income is the gain, if any, the optionee recognizes on the disposition of the shares.

An ISO exercised more than three months after an optionee terminates employment, other than by reason of death or disability, will be taxed as a NQSO, and the optionee will have been deemed to have received income on the exercise taxable at ordinary income rates. We will be entitled to a tax deduction equal to the ordinary income, if any, realized by the optionee.

Stock Appreciation Rights. Currently, no taxable income is generally recognized upon the receipt of stock appreciation right, or SAR granted with a per share exercise price that is not less than the fair market value of a common share as of the date of grant, but upon exercise of the SAR the fair market value of the shares (or cash in lieu of shares) received generally will be taxable as ordinary income to the recipient in the year of such exercise. We generally will be entitled to a compensation deduction for the same amount which the recipient recognizes as ordinary income.

Restricted Stock. A participant to whom restricted stock is issued generally will not recognize taxable income upon such issuance and we generally will not then be entitled to a deduction unless, with respect to restricted stock, an election is made by the participant under Section 83(b) of the Code. However, when restrictions on shares of restricted stock lapse, such that the shares are no longer subject to a substantial risk of forfeiture, the employee generally will recognize ordinary income and we generally will be entitled to a deduction for an amount equal to the excess of the fair market value of the shares at the date such restrictions lapse over the purchase price. If a timely election is made under Section 83(b) with respect to restricted stock, the participant generally will recognize ordinary income on the date of the issuance equal to the excess, if any, of the fair market value of the shares at that date over the purchase price therefore, and we will be entitled to a deduction for the same amount.

Performance Share Awards. When shares pursuant to a performance share award are issued, the participant generally will recognize ordinary income, and we will be entitled to a corresponding deduction.

Section 162(m) of the Code. In general, under Section 162(m), income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for specified executive officers exceeds $1 million (less the amount of any "excess parachute payments" as defined in Section 280G of the Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain "performance-based compensation" as provided for by the Code and established by an independent compensation committee which is adequately disclosed to, and approved by, stockholders. In particular, stock options and SARs will satisfy the "performance-based compensation" exception if the awards are made by a qualifying compensation committee, the underlying plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date (i.e., the option exercise price is equal to or greater than the fair market value of the stock subject to the award on the grant date). Performance or incentive awards granted under our plan may qualify as "qualified performance-based compensation" for purposes of Section 162(m) if such awards are granted or vest upon the pre-established objective performance goals described above.

We have attempted to structure our plan in such a manner that the compensation committee can determine the terms and conditions of stock options, SARs and performance and incentive awards granted thereunder such that remuneration attributable to such awards will not be subject to the $1 million limitation. We have not, however, requested a ruling from the Internal Revenue Service or an opinion of counsel regarding this issue. This discussion will neither bind the Internal Revenue Service nor preclude the Internal Revenue Service from adopting a contrary position.

New Plan Benefits

The committee has full discretion to determine the number and amount of options to be granted to our employees under our plan. Therefore, the benefits and amounts that will be received by our chief executive officer and the four other most highly compensated executive officers, our executive officers as a group and all other employees are not determinable. The number of shares that may be granted to non-employee directors under the annual grant provisions is likewise not determinable. Stock options awarded to the named executive officers in fiscal year 2005 under our existing plan are set forth under Executive Compensation – Stock Option Grants in Fiscal 2005. Details on stock options granted during the last three years to our chief executive officer and the four other most highly compensated executive officers are presented in the table under "Executive Compensation." In addition, during fiscal 2005, 505,000 nonqualified stock options were awarded to our current executive officers as a group (9 persons) and 245,500 nonqualified stock options were awarded to all employees other than current executive officers as a group under our existing plan. The number of shares of stock and restricted stock awarded to current non-employee directors under our existing plan is set forth under "Directors' Compensation" on page 19. If our plan, as proposed to be amended and restated by this proposal, had been in effect in fiscal 2005, these persons and groups would have received the same number of awards as were actually granted to them under our existing plan in fiscal 2005.

Required Approval

The affirmative vote of the holders of a majority of the shares of our common stock represented and voting at the meeting is required to approve our plan. If our plan is not approved by our stockholders, then the existing plan will remain in effect.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF OUR PLAN.

Proposal 3.

Ratification of Independent Auditors

Our Audit and Finance Committee has engaged and retained the firm of Deloitte & Touche LLP as our independent auditors for the fiscal year ended January 27, 2005. We expect representatives of Deloitte & Touche LLP to be present at our annual meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE RETENTION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING JANUARY 26, 2006.

Proposal 4.

Stockholder Proposal Regarding Annual Election of Directors

Proponent's Proposal

The General Board of Pension and Health Benefits of the United Methodist Church, 1201 Davis Street, Evanston, Illinois 60201-4118, owner of shares of our common stock totaling at least $2,000 in market value for at least one year, has proposed the adoption of the following resolution and has furnished the following statement in support of its proposal:

"RESOLVED: That the stockholders request that the Board of Directors take the steps necessary to declassify the election of Directors by insuring that in future Board elections directors are elected annually and not by classes as is now provided. The declassification shall be phased in so that it does not effect the unexpired terms of Directors previously elected."

The following is the supporting statement of the Proponents in connection with its proposal:

"This resolution requests that the Board end the present staggered board system with 1/3 of Directors elected each year and instead ensure that all Directors are elected annually. We believe shareholders should have the opportunity to vote on the performance of the entire board each year.

Increasingly, institutional investors are calling for the end of this system. California's Public Employees Retirement System, New York City pension funds, New York State pension funds and many others including the Council of Institutional Investors, and Institutional Shareholder Services, one of the most influential proxy evaluation services, support this position.

Shareholder resolutions to end this staggered system of voting have received large votes, averaging 62% in 2003, revealing strong investor support for this reform. Numerous companies have demonstrated leadership by changing this practice including Pfizer, Bristol-Myers Squibb, and Dow Jones.

We strongly believe that our company's financial performance is linked to its corporate governance policies and procedures and the level of Board and management accountability they establish.

We do not believe this reform would affect the continuity of Director service since our Directors, like those at an overwhelming majority of companies, are routinely elected with strong shareholder approval.

After listening to investor input, Pfizer changed its staggered board by taking a shareholder vote, which passed with 84%. The Pfizer 2003 proxy statement stated convincingly:

"The Board of Directors examined the arguments for and against continuation of the classified board, in light of the size and financial strength of the company, listened to the views of a number of its shareholders, and determined that the classified board should be eliminated. The Board believes that all Directors should be equally accountable at all times for the company's performance and that the will of the majority of shareholders should not be impeded by a classified board. The proposed amendment will allow shareholders to review and express their opinions on the performance of all Directors each year. Because there is no limit to the number of terms an individual may serve, the continuity and stability of the Board's membership and our policies and long-term strategic planning should not be affected."

We believe the Compensation, Nominating, and Audit Committees, as well as the full Board need to be fully and annually accountable to shareowners – another key reason for annually electing Directors. Please vote yes for this reform."

Our Response to the Proponent's Proposal

Our board of directors unanimously recommends a vote against this proposal for the reasons set forth below.

Your board of directors, with the assistance of its professional advisors, has given this proposal careful consideration. Your board believes that it is important that this proposal should not be implemented, and therefore recommends a vote AGAINST this proposal for the following reasons:

Continuity and Experience. Longs is committed to good corporate governance. We firmly believe that part of good governance involves having active and independent directors with the proper knowledge and experience to oversee our company's affairs. Your board believes that a classified board gives our board a greater continuity of experience since a majority of directors at any given time will have experience with the business affairs and operations of our company. This should permit more effective long- term strategic planning in the use of company resources. Your board believes that continuity and quality of leadership that results from the classified board will create long-term value for the stockholders.

Order and Value Protection. We believe that a classified board reduces our vulnerability to certain potentially abusive takeover tactics. It encourages potential acquirers to initiate takeover actions through arm's length negotiations with management and our board. The classified board does not preclude unsolicited acquisition proposals but, by eliminating the threat of imminent removal, it positions the incumbent board to negotiate the best price and maximize the value stockholders receive from a potential acquisition. A board, like ours, that has had the opportunity to acquire an in-depth knowledge of our company and its strategic goals is uniquely positioned to consider the long-term best interests of all stockholders in the event of a potential acquisition.

Independence. We believe that the classified board structure enhances the independence of non-management directors since it permits them to act independently and on behalf of stockholders without worrying whether they will be re-nominated by the other members of our board each year. The freedom to focus on the long-term interests of our company instead of on the re-nomination process leads to greater independence and better governance.

In fact, your board has already demonstrated its independence and ability to make difficult governance decisions when such changes are demonstrably for the benefit of our company and its stockholders. During 2001 to 2002, the composition of our board was changed to move to a board comprised predominantly of independent directors, and in 2005, our board has taken actions to further diversify our board and to reduce our board size to a number more commensurate to that of comparable companies.

Accountability. Directors elected for staggered terms are no less accountable or responsive to stockholders than they would be if all were elected annually or every three years. The same standards of performance apply to all directors regardless of the term of service. The stockholders always retain the ability to replace directors or propose and elect alternate nominees for the class of directors to be elected each year. Therefore, stockholders continue to enjoy a significant opportunity to express their views regarding our board's performance and to influence our board's composition.

OUR BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE AGAINST THE ADOPTION OF THIS PROPOSAL.

II. CORPORATE GOVERNANCE AND RELATED MATTERS

GOVERNANCE OF THE COMPANY

Pursuant to the Maryland General Corporation Law and our company's by-laws, our company's business, property and affairs are managed by or under the direction of our board of directors. Members of our board are kept informed of our company's business through discussions with the Chief Executive Officer and other officers, by reviewing materials provided to them and by participating in meetings of our board and its committees. We currently have ten members of our board.

We have three standing committees of our board of directors: the Audit and Finance Committee, the Compensation Committee and the Governance and Nominating Committee. Our board has adopted a charter for each of the three standing committees and the Longs Drug Stores Corporation Corporate Governance Guidelines (the "Guidelines") to address significant corporate governance issues. We have also adopted a Code of Business Conduct and Ethics which is designed to help directors and employees resolve ethical issues in an increasingly complex global business environment. You can find links to these materials on our website at: www.longs.com/governance.html. You can also obtain this information in print by writing to Longs Drug Stores Corporation, Attn: Corporate Secretary, 141 N. Civic Drive, Walnut Creek, CA 94596. Please note that the information on our website is not incorporated by reference in this proxy statement.

CORPORATE GOVERNANCE GUIDELINES

The Guidelines provide a framework for our corporate governance initiatives and cover topics including, but not limited to, board and committee composition, director compensation, director tenure, limitation on other board service, stock ownership guidelines for directors and officers and CEO succession planning. The Guidelines provide that a majority of the members of the board must meet the criteria for independence as required by the listing standards of the New York Stock Exchange (the "NYSE"). The Governance and Nominating Committee reviews annually the relationships that each director has with our company. Following such annual review, only those directors who our board of directors affirmatively determines have no material relationship with our company (either directly or as a partner, shareholder or officer of an organization that has a relationship with our company) are considered independent directors, subject to additional qualifications prescribed under the listing standards of the NYSE. In this regard, our board of directors has determined that Messrs. Barnes, Chenevich, Dashe, Somerset, Sorby, and Wagner, Ms. Metz and Ms. Tanoue, constituting a majority of the directors, are independent in accordance with applicable law and NYSE rules. In making that determination, the board of directors applied the following standards, in addition to any relevant facts and circumstances:

- A director who is our employee, or whose immediate family member is one of our executive officers, is not independent until three years after the end of such employment relationship; *provided, however*, that employment as an interim chief executive officer shall not disqualify a director from being considered independent following that employment.
- A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from our company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation; *provided, however*, compensation received by a director for former service as an interim chief executive officer shall not be considered in determining independence.
- A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of our company is not "independent."

- A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of our company's present executives serve on that company's compensation committee is not "independent" until three years after the end of such service or the employment relationship.
- A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, us for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, is not "independent" until three years after falling below such threshold.

In addition, each member of our three standing committees of our board of directors are independent under the rules of the NYSE, and each member of our Audit and Finance Committee also meets the independence requirements set forth in Rule 10A-3(b)(1) of the Securities Exchange Act of 1934.

CODE OF BUSINESS CONDUCT AND ETHICS

The Code of Business Conduct and Ethics applies to all directors and employees, including the Chief Executive Officer, the Chief Financial Officer, the Corporate Controller, the General Counsel and any other employee with any responsibility for the preparation and filing of documents with the Securities and Exchange Commission. The Code of Business Conduct and Ethics covers topics including, but not limited to, compliance with laws and regulations, conflicts of interest, confidentiality, financial reporting and public communications, health and safety matters and employment practices. We may post amendments to or waivers of the provisions of the Code of Business Conduct and Ethics, if any, made with respect to any of our directors and executive officers on our website at www.longs.com/governance.html.

BOARD OF DIRECTORS' MEETINGS, COMMITTEES AND FEES

During the fiscal year ended January 27, 2005, our board of directors met nine times. During fiscal 2005, each director attended more than 75% of all meetings of the board of directors and the committees upon which he or she served. Board members are expected to attend our annual meetings. At our 2004 annual meeting of stockholders, all members of our board and nominees for election to our board were present.

Lead Director

Our bylaws provide that if at any time our chairman of the board shall be an executive officer or former executive officer or for any reason shall not be an independent director, a lead director shall be selected by the board's independent directors from among the directors who are not one of our executive officers or former executive officers and are otherwise independent. Since our current chairman of the board is our chief executive officer, our board has appointed a lead director. In the absence of our chairman of the board of directors, our lead director presides as chairman of meetings of our board and the meetings of independent directors in executive session. Our lead director also performs such other duties as are assigned to him. Donald L. Sorby, Ph.D., has been our lead director since 2002.

Audit and Finance Committee

Our Audit and Finance Committee operates pursuant to a charter, which was adopted in March 2004. The Audit and Finance Committee Charter requires that the Audit and Finance Committee be comprised of at least three members, all of whom shall satisfy the independence requirements of the NYSE and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934 and be financially literate as determined by our board of directors in its business judgment or must become financially literate within a reasonable period of time after his or her appointment to this committee. In addition, at least one member must be an "audit committee financial expert," as defined by the Securities and Exchange Commission. The Audit and Finance Committee Charter also provides that the Audit and Finance Committee will consider at least annually whether we should rotate independent auditing firms. The current committee members are Leroy T. Barnes, Jr., who is the Chairperson, William L. Chenevich, Murray H. Dashe, Mary S. Metz, Ph.D. and Donna A. Tanoue, all of whom meet the independence requirements of the NYSE and the applicable laws. Our board has determined that Messrs. Barnes and Dashe are audit committee financial experts as defined by the rules of the Securities and Exchange Commission.

The Audit and Finance Committee Charter gives the committee the authority and responsibility for the appointment, compensation, retention and general oversight of our independent auditors, including pre-approval of all audit and non-audit services to be performed by our independent auditors and resolution of any disagreements between management and the independent auditor regarding financial reporting. The Audit and Finance Committee Charter also gives this committee broader authority to fulfill its obligations under SEC and NYSE requirements. The Audit and Finance Committee meets with our management and our independent auditors to review and discuss, among other topics: (A) major issues regarding accounting principles and financial statement presentation, including any major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; (B) any analyses prepared by management or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of our financial statements; and (C) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements. This committee also meets periodically with our internal auditors to discuss among other things, any issues that the internal auditor believes warrant audit committee attention. The Audit and Finance Committee examines, at least annually, the independence and quality control procedures of our independent auditors and the experience and qualifications of the independent auditor's senior personnel that are providing audit services to us. In addition, among its other responsibilities, the Audit and Finance Committee meets to review and discuss our annual and quarterly reports on Forms 10-K and 10-Q, including our disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operations and our earnings releases before they are published. This committee met seven times during the fiscal year ended January 27, 2005. See the Report of the Audit and Finance Committee beginning on page 20 of this proxy statement for more information.

Compensation Committee

The Compensation Committee Charter requires that this committee be comprised of at least two directors as determined by our board, none of whom shall be an employee of our company and each of whom shall (1) satisfy the independence requirements of the NYSE, (2) be a "non-employee director" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934 and (3) be an "outside director" under the regulations promulgated under Section 162(m) of the Code. The current members of this committee are Anthony G. Wagner, who is the Chairperson, Donald L. Sorby, Ph.D., Murray H. Dashe, and Donna A. Tanoue, all of whom meet each of the three independence requirements stated above, including the independence requirements of the NYSE. The Compensation Committee establishes compensation for our executive officers and administers our long-term incentive plans. This committee also establishes the compensation of officers and reviews the compensation of our directors. This committee met five times during the fiscal year ended January 27, 2005.

Governance and Nominating Committee

The responsibilities of the Governance and Nominating Committee include:

- Identification of qualified candidates to become our board members and CEO;
- Selection of nominees for election as directors at the next annual meeting of stockholders or any special meeting of stockholders at which directors are to be elected;
- Selection of candidates to fill any vacancies on our board of directors;

- Development and recommendation to our board of directors of a set of corporate governance guidelines and principles applicable to our company;
- Oversight of the evaluation of our board, the board committees and management, including our CEO; and
- Review of the effectiveness of the functioning of our board and its committees.

This committee is to be comprised of at least three directors all of whom (a) shall be "independent" as defined in the rules of the NYSE and (b) shall have experience, in the business judgment of our board, that would be helpful in addressing the matters delegated to this committee. The current members of this committee are Donald L. Sorby, Ph.D., who is the Chairperson, Leroy T. Barnes, Jr., Mary S. Metz, Ph.D., and Anthony G. Wagner, all of whom meet the independence requirements of the NYSE.

When considering candidates for director, this committee takes into account a number of factors, including the following:

- Whether the candidate brings to our board a variety of expertise, experience and diversity;
- Substantial experience in or outside the business community or in the professional, public, academic or scientific communities;
- Conflicts of interest;
- Experience in corporate governance, experience in our industry and/or experience as a board member of another publicly-held company; and
- Whether the candidate is an employee or a former employee of our company.

This committee will consider qualified candidates submitted by stockholders applying the criteria for candidates described above and considering the additional information referred to below. Stockholder recommendations may be submitted to our corporate secretary not less than 90 days prior to the annual meeting of stockholders and include, in addition to the information required by our bylaws:

- If the recommending security holder or any member of the recommending security holder group is a natural person, whether the recommended director candidate is not the recommending security holder, a member of the recommending security holder group, or a member of the immediate family of the recommending security holder or any member of the recommending security holder group;
- If the recommending security holder or any member of the recommending security holder group is an entity, whether the recommended director candidate or any immediate family member of the recommended director candidate has been an employee of the recommending security holder or any member of the recommending security holder group during the then-current calendar year or during the immediately preceding calendar year;
- Whether the recommended director candidate or any immediate family member of the recommended director candidate has, during the year of the nomination or the immediately preceding calendar year, accepted directly or indirectly any consulting, advisory or other compensatory fee from the recommending security holder or any member of the group of recommending security holders or any affiliate of any such holder or member, provided that compensatory fees would not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with such holder or any such member (provided that such compensation is not contingent in any way on continued service);
- Whether the recommended director candidate is an executive officer or director (or person fulfilling similar functions) of the recommending security holder or any member of the recommending security holder group, or of an affiliate of the recommending security holder or any such member of the recommending security holder group; and

- Whether the recommended director candidate controls the recommending security holder or any member of the recommending security holder group (or in the case of a holder or member that is a fund, an interested person of such holder or any such member as defined in Section 2(a)(19) of the Investment Company Act).

This committee met five times during the fiscal year ended January 27, 2005.

Executive Sessions

Non-management directors meet regularly in executive sessions without management. "Non-management" directors are all those who are not our officers and include directors, if any, who are not "independent" by virtue of the existence of a material relationship with us. Executive sessions are led by our Lead Director. An executive session is held in conjunction with each regularly scheduled board meeting and other sessions may be called by the Lead Director in his or her own discretion or at the request of the board. Dr. Sorby has been designated as our Lead Director.

Contacting the Board of Directors

Any stockholder may contact our board or individual members of our board, including our Lead Director or our independent directors, by sending written or email communications to the care of the Corporate Secretary of our company at Longs Drug Stores Corporation, 141 North Civic Drive, Walnut Creek, California 94596, or contactboard@longs.com. The Corporate Secretary of our company will collect and forward all such communications, as appropriate, to our board or specified board member.

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Directors' Compensation

Directors who are also employees receive no additional compensation for their services as directors. Each other member of the board of directors is paid an annual retainer of $34,000 plus a fee of $1,000 for each day of attendance at a board meeting. The Lead Director receives an additional annual retainer of $10,000. Each director who is not one of our employees receives $1,000 for each committee meeting attended where an agenda is distributed and preparation is required. Each committee chairperson receives an additional annual fee of $5,000 for each such position held, and each committee member receives an additional annual fee of $1,000 for each committee upon which he or she serves. Each committee member receives a fee of $250 for each minor telephonic committee meeting or each minor committee meeting in which he or she participates. The chairperson is responsible for designating any meetings that are to be considered as "minor."

In addition to the above compensation, in May 2004, the board of directors made stock grants to each of the nine directors who were not one of our employees. Such directors were granted 200 shares if they were continuing their existing terms after the 2004 annual meeting of stockholders and did not stand for re-election at such meeting. Directors were granted 300 shares if they were re-elected at the 2004 annual meeting of stockholders. The closing price of the shares on the date of the grant was $21.20.

On October 12, 2004, the board of directors made restricted stock grants to each of the nine then current directors who were not one of our employees. Such directors were each granted 1,750 shares. Such shares vest in four equal annual installments, with the first installment vesting on October 12, 2005. Vested shares will be delivered to the grantee but will contain a legend stating that such shares may not be sold until the date which is twelve months after the grantee's service on the board of directors of our company terminates. The closing price of the shares on the date of the grant was $23.56.

On March 2, 2004, our board adopted a policy to compensate non-employee directors who are invited to attend meetings of committees by the Chairpersons of such committees or the Lead Director in order that such committee may secure the benefits of such invited director's expertise and counsel. Pursuant to this policy, invited non-employee directors receive a meeting fee equal to the fee that a member of such committee receives for attendance at any such meeting.

Board of Directors Compensation Philosophy

Our board of directors believes that, in order to attract and retain qualified board members, directors should receive cash and equity compensation commensurate with that paid to directors at other companies of similar size in the same or comparable industries (peer companies). An appropriate level of equity compensation will help align board compensation with the interest of our stockholders. In order to determine the appropriate level of compensation, our board of directors will evaluate compensation paid by relevant peer companies and information provided by independent compensation experts. Generally, our board of directors intends to review board compensation levels following each annual meeting of stockholders at which directors are elected and recommend any necessary adjustments in cash and equity compensation.

AUDIT AND FINANCE COMMITTEE REPORT

The material in this report is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date of this proxy statement and irrespective of any general incorporation language therein.

The purpose of the Audit and Finance Committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements; (ii) our compliance with legal and regulatory requirements; (iii) the independent auditor's qualifications and independence; and (iv) the performance of our internal audit function and independent auditor. This committee is also directly responsible for the appointment of our independent auditors.

The Audit and Finance Committee acts under a written charter adopted and approved by our board of directors in March 2004. Each member of the Audit and Finance Committee is "independent" as defined by the rules of the NYSE and meets the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934.

Our board of directors has determined that Messrs. Barnes and Dashe are financial experts as defined by the rules of the Securities and Exchange Commission. The Audit and Finance Committee held seven meetings during fiscal 2005. The Audit and Finance Committee designed the meetings to, among other things, facilitate and encourage communication among this committee, management, internal auditors and our independent auditors, Deloitte & Touche LLP.

The Audit and Finance Committee oversees our financial reporting process on behalf of our board of directors. Management has the responsibility for the preparation, presentation and integrity of the financial statements as well as the financial reporting process, accounting policies, internal audit function, internal accounting controls and disclosure controls and procedures. Our independent auditors, Deloitte & Touche LLP, are responsible for performing an independent audit of our annual financial statements, reviewing our quarterly financial statements and expressing an opinion on the conformity of the annual financial statements with generally accepted accounting principles. The Audit and Finance Committee's responsibility is to monitor and review these processes. However, members of the Audit and Finance Committee are not professionally engaged in the practice of accounting or auditing nor are they experts in the fields of accounting or auditing, including, with respect to auditor independence. The Audit and Finance Committee relies, without independent verification, on the information provided to it and on the representations made by management and our independent auditors. In fulfilling its oversight responsibilities, the Audit and Finance Committee:

- Reviewed and discussed with management our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 27, 2005;

- Discussed with our independent auditors matters required to be discussed with audit committees under auditing standards generally accepted in the United States of America, including, among other things, matters related to the conduct of the audit of our consolidated financial statements and the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (*Communication with Audit Committees*);
- Received from our independent auditors the written disclosures and the letter required by the Independence Standards Board Standard No. 1, "*Independence Discussions with Audit Committees*" and discussed with our independent auditors their independence from us;
- Discussed with our internal and independent auditors the overall scope and plans for their respective audits;
- Met with our internal and independent auditors, with and without management present, to discuss the results of their examinations and their evaluations of our internal controls;
- Reviewed and discussed the requirements of, and our company's progress on complying with, Section 404 of the Sarbanes-Oxley Act of 2002, including the Public Company Accounting Oversight Board's Auditing Standard No. 2 regarding the audit of internal control over financial accounting; and
- Considered whether the provision by the independent auditors of non-audit services is compatible with maintaining the independence of the auditors.

In reliance on the reviews and discussions referred to above and subject to the limitations on our role and responsibilities referred to in the Audit and Finance Committee Charter, the Audit and Finance Committee recommended to our board of directors that our audited financial statements be approved and included in our Annual Report on Form 10-K for the fiscal year ended January 27, 2005 filed with the Securities and Exchange Commission. The Audit and Finance Committee has selected Deloitte & Touche LLP as our independent auditors for the fiscal year ending January 26, 2006.

Leroy T. Barnes, Jr., Chairperson
William L. Chenevich
Murray H. Dashe
Mary S. Metz, Ph.D.
Donna A. Tanoue

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Independent Auditor Information

The following table summarizes the fees paid or accrued by us for the audit and other services provided by Deloitte & Touche LLP for the fiscal years ended January 27, 2005 and January 29, 2004:

	Fiscal Year Ended	
	January 27, 2005	January 29, 2004
Audit Fees	$1,173,000	$455,000
Audit Related Fees	44,000	52,000
Tax Fees	367,000	437,000
All Other Fees	—	—
Total Fees	$1,584,000	$944,000

- *Audit Fees* for the fiscal year ended January 27, 2005 include $619,000 related to the audit of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.
- *Audit Related Fees* include amounts related to the audits of the Longs Drug Stores California, Inc. Employee Savings and Profit Sharing Plan, and other accounting and reporting consultations.
- *Tax Fees* include amounts related to the reviews of our federal and state income tax returns, tax advice and consultation, tax planning, assistance with identifying and claiming wage and other tax credits and assistance filing for changes in tax accounting methods.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

In May 2004, the Audit and Finance Committee amended the policy for pre-approval of audit and non-audit services performed by our independent auditors. This policy specifically prohibits our independent auditors from performing any of the services set forth in Section 201(a) of the Sarbanes-Oxley Act of 2002 or any additional prohibited services as specified by the Public Company Accounting Oversight Board. These prohibited services include: (1) bookkeeping or other services related to our accounting records or financial statements; (2) financial information systems design and implementation; (3) appraisal or valuation services, fairness opinions or contribution-in-kind reports; (4) actuarial services; (5) internal audit outsourcing; (6) management functions; (7) human resources; (8) broker-dealer, investment adviser or investment banking services; (9) legal services; and (10) certain expert services. Further, the Audit and Finance Committee must pre-approve all non-audit services, including tax services, provided to us by our independent auditors. The Audit and Finance Committee may delegate authority to grant pre-approvals to one or more designated members of this committee. This committee also reviews all non-audit services performed by our independent auditors, and the associated fees, at each regularly scheduled quarterly meeting. We have not applied a *de minimis* exception to our pre-approval policy for any of the fees paid to Deloitte & Touche LLP since the adoption of the policy in August 2002.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who own ten percent or more of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and ten percent or greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of copies of such reports and written representations from the reporting persons, we believe that for the fiscal year ended January 27, 2005, our executive officers, directors and greater than ten percent stockholders filed on a timely basis all reports due under Section 16(a) of the Securities Exchange Act of 1934.

III. SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS

The following table presents the number of shares of our common stock owned beneficially as of March 11, 2005 by each director and director nominee, our Chief Executive Officer and the other four most highly compensated executive officers for the fiscal year ended January 27, 2005, our directors and executive officers as a group and all other persons known by us to beneficially own more than 5% of our common stock.

	Shares Beneficially Owned(1)	
Name	Common Stock	% of Class
Robert M. Long	2,063,972(2)	5.49%
J.M. Long Foundation	787,458(3)	2.10%
Vera M. Long Foundation	301,024(4)	*
Ariel Capital Management, LLC.	3,627,671(5)	9.65%
Dimensional Fund Advisors, Inc.	2,679,122(6)	7.13%
Barclays Global Investors, N.A.	2,141,308(7)	5.70%
Leroy T. Barnes, Jr.	2,650(8)	*
Warren F. Bryant	138,524(9)	*
William L. Chenevich	7,650(10)	*
Murray H. Dashe	2,850(11)	*
Richard W. Dreiling	36,428(12)	*
Steven F. McCann	99,787(13)	*
Mary S. Metz, Ph.D.	3,810(14)	*
William J. Rainey	24,535(15)	*
Bruce E. Schwallie	66,349(16)	*
Harold R. Somerset	12,950(17)	*
Donald L. Sorby, Ph.D.	3,950(18)	*
Anthony G. Wagner	3,150(19)	*
Donna A. Tanoue	- 0 -(20)	*
All directors and executive officers as a group (19 persons)	2,634,844(21)	6.92%
Employee Savings and Profit Sharing Plan	6,773,643(22)	18.02%

* Less than 1%

(1) The address for all beneficial owners of more than five percent of our stock is P.O. Box 5222, Walnut Creek, California 94596-1222, unless noted otherwise. Information with respect to beneficial ownership is based upon information furnished by each director and officer or contained in filings made with the Securities and Exchange Commission. The persons named in this table have sole voting and investment power with respect to the shares indicated, unless otherwise noted. These shares are subject to community property laws, where applicable.

(2) Includes 1,750 shares of restricted stock held by Robert M. Long. Also includes the following shares, of which Mr. Long disclaims beneficial ownership: (i) 72,561 shares held in fiduciary capacity for family members with respect to which Mr. Long has sole voting and investment power, (ii) 77,842 shares held in fiduciary capacity for family members with respect to which Mr. Long has shared voting and investment power, (iii) 787,458 shares held by the J.M. Long Foundation with respect to which Mr. Long has shared voting and investment power, and (iv) 301,024 shares held by the Vera M. Long Foundation with respect to which Mr. Long has shared voting and investment power. Excludes 15,445 shares held by family members.

(3) Robert M. Long serves as a co-trustee of the J.M. Long Foundation and shares investment and voting power over these 787,458 shares. Mr. Long disclaims beneficial ownership of these shares.

(4) Robert M. Long serves as a co-trustee of the Vera M. Long Foundation and shares investment and voting power over these 301,024 shares. Mr. Long disclaims beneficial ownership of these shares.

(5) Pursuant to a Schedule 13G/A filed on February 14, 2005, Ariel Capital Management, LLC, in its capacity as an investment advisor, reported that it has sole voting power for 2,799,784 shares and sole dispositive

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power for 3,623,666 shares. Pursuant to a Schedule 13G/A filed on April 8, 2005, Ariel Capital Management, LLC reported that it beneficially owns -0- shares of our common stock. The address of Ariel Capital Management, LLC is 200 E. Randolph Drive, Suite 2900, Chicago, Illinois 60601.

(6) Pursuant to a Schedule 13G/A filed on February 9, 2005, Dimensional Fund Advisors, Inc. reported that it has sole voting and dispositive power for 2,679,122 shares. The address of Dimensional Fund Advisors, Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401. Dimensional Fund Advisors Inc. is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 and disclaims beneficial ownership of the shares of our common stock that it holds.

(7) Pursuant to a Schedule 13G filed on February 14, 2005, (i) Barclays Global Investors, N.A. reported that it has sole voting power for 1,089,105 shares and sole dispositive power for 1,252,458 shares, and (ii) Barclays Global Fund Advisors reported that it has sole voting power for 888,470 shares and sole dispositive power for 888,850 shares. The address of Barclays Global Investors, N.A. and Barclays Global Fund Advisors is 45 Fremont Street, San Francisco, CA 94105.

(8) Includes 1,750 shares of restricted stock held by Mr. Barnes.

(9) Includes 136,250 shares subject to options that are exercisable on or before May 10, 2005, and 274 shares held by Mr. Bryant pursuant to the company's Employee Savings and Profit Sharing Plan (see footnote 22).

(10) Includes 1,750 shares of restricted stock held by Mr. Chenevich.

(11) Includes 1,750 shares of restricted stock held by Mr. Dashe.

(12) Includes 26,250 shares subject to options that are exercisable on or before May 10, 2005, and 178 shares held by Mr. Dreiling pursuant to the company's Employee Savings and Profit Sharing Plan (see footnote 22).

(13) Includes 82,900 shares subject to options that are exercisable on or before May 10, 2005, and 482 shares held by Mr. McCann pursuant to the company's Employee Savings and Profit Sharing Plan (see footnote 22).

(14) Includes 1,750 shares of restricted stock held by Dr. Metz.

(15) Includes 24,375 shares subject to options that are exercisable on or before May 10, 2005, and 160 shares held by Mr. Rainey pursuant to the company's Employee Savings and Profit Sharing Plan (see footnote 22).

(16) Includes 56,000 shares subject to options that are exercisable on or before May 10, 2005, and 349 shares held by Mr. Schwallie pursuant to the company's Employee Savings and Profit Sharing Plan (see footnote 22).

(17) Includes 1,750 shares of restricted stock held by Mr. Somerset, and 200 shares held by his spouse.

(18) Includes 1,750 shares of restricted stock held by Dr. Sorby, and 2,200 shares held by The Sorby Family Trust, with respect to which Dr. Sorby has sole voting and dispositive power.

(19) Includes 1,750 shares of restricted stock held by Mr. Wagner.

(20) Excludes 4,415 shares held by Ms. Tanoue, which were acquired by Ms. Tanoue on March 22, 2005.

(21) Includes 787,458 shares held by the J.M. Long Foundation and 301,024 shares held by the Vera M. Long Foundation, and other shares of which Robert M. Long disclaims beneficial ownership as disclosed in Footnote (2). Includes a total of 470,925 shares subject to options that are exercisable on or before May 10, 2005, and 3,191 shares held pursuant to the company's Employee Savings and Profit Sharing Plan (see footnote 22).

(22) Merrill Lynch Trust Company of California is trustee of the Employee Savings and Profit Sharing Plan. A plan member votes shares allocated to the plan member's account. Shares that are not allocated to a plan member's account and shares that are allocated to a plan member's account but for which the trustee does not receive timely voting instructions are voted by the trustee in the same proportion as those shares which the trustee properly receives directions. On March 11, 2005, there were 32,804 unallocated shares in the plan. Participants in the Employee Savings and Profit Sharing Plan have the right to direct the trustee as to the voting of the shares of our common stock that have been allocated to their respective stock accounts and as such have voting power with respect to these shares.

IV. EXECUTIVE COMPENSATION AND OTHER INFORMATION

The following "Compensation Committee Report" and "Performance Graph" are not "soliciting materials," are not deemed filed with the SEC and are not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date of this proxy statement and irrespective of any general incorporation language therein.

COMPENSATION COMMITTEE REPORT

The Compensation Committee consists of four members of our board of directors, all of who satisfy the independence requirements of the NYSE. Each member of the Compensation Committee also meets the definition of "non-employee director" under Rule 16b-3 of the Securities Exchange Act of 1934 and is an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code ("Section 162(m)"). The Compensation Committee has overall responsibility for our executive and director compensation policies and practices, and the Compensation Committee's functions include:

- Determining the compensation of our Chief Executive Officer;
- Approving all other executive officers' compensation, including salary and payments under our bonus program, in each case based in part upon the recommendation of our Chief Executive Officer;
- Granting awards under our long-term incentive plans;
- Managing and periodically reviewing all of our annual bonus, long-term incentive compensation, stock option, employee pension and welfare benefit plans;
- At least annually, reviewing our compensation philosophy; and
- Annually reviewing director compensation and recommending to the full board for approval the form and amount of director compensation.

In March 2004, our board of directors approved the amendment and restatement of our Compensation Committee charter in response to the adoption of revised NYSE requirements.

COMPENSATION PHILOSOPHY

In compensating our executive officers, including our Chief Executive Officer, our policy has been to employ a compensation program under which our executives are paid competitive base salaries and under which a significant portion of compensation is tied to our short-term and long-term performance. The Compensation Committee believes this approach is a key factor in attracting and retaining capable leadership and provides an appropriate incentive to senior management to continually strive to increase our long-term profitability and stockholder value. The major components of executive compensation consist of base salary, short-term incentive bonuses and awards under our long-term incentive plans. In determining the total compensation of our executive officers, the Compensation Committee considers appropriate factors, such as our performance and relative stockholder return, the elements and value of similar incentive awards provided to the executive officers at comparable companies and the awards previously provided to the applicable executive officer. With respect to the long-term incentive component of the compensation of our executive officers, we believe that a meaningful portion should be in the form of equity-based incentives.

BASE SALARY

During fiscal 2005, base annual salaries for our executive officers were set at levels that the Compensation Committee believes, based on its study of publicly available comparative industry data, were competitive with our relevant peer group of companies. We intend to benchmark our executive officers' base annual salaries each year against a relevant peer group of companies in order to continue to attract and retain qualified executives. The companies surveyed for this comparison have included selected peer group companies included in the chart appearing under "Stock Performance Graph" on page 31, and certain additional grocery and general merchandise retailers, although the precise group of companies surveyed may vary slightly from year to year.

SHORT-TERM INCENTIVES

The second component of executive compensation is our bonus program that is effected through our 2003 Executive Incentive Plan. Under the 2003 Executive Incentive Plan, executive officers can earn an annual bonus based on our achievement of predetermined objective financial criteria established annually by the Compensation Committee. The 2003 Executive Incentive Plan is designed to produce compensation that the Compensation Committee believed was fair and competitive for senior management when compared against our relevant peer group of companies. Bonus payments under this plan may be made not only in cash, but also in our stock or options to purchase our stock, as determined by the Compensation Committee. Pursuant to the 2003 Executive Incentive Plan, the specific financial objectives that are used to determine bonus compensation for fiscal 2005 were: (i) operating income (before bonus and taxes and as adjusted for unusual or extraordinary items); (ii) front end same store sales growth; and (iii) same store prescription count growth. Minimum operating performance thresholds were pre-established by the Compensation Committee for each of these objectives and must be achieved before any bonus tied to a particular financial objective is awarded to an executive officer. Each of our executive officers is assigned a "target bonus" at the beginning of the fiscal year, expressed as a percentage of his or her base salary. In fiscal 2005, this "target bonus" was 80% of base salary for the Chief Executive Officer and ranged from 40% to 60% of base salary for the other executive officers. If the specific financial objectives are met, each executive officer's bonus is equal to the target bonus. If the specific financial objectives are not met, bonuses are determined as a declining percentage of target bonuses depending on the extent of the shortfall. No bonus is paid under the 2003 Executive Incentive Plan if our company fails to achieve predefined minimum performance levels. Conversely, if financial objectives are exceeded, then each executive officer can earn a bonus in excess of the target bonus determined as an increasing percentage of the target bonus depending on the extent of the performance in excess of the target. In fiscal 2005, the maximum bonus was two and one-half times the target bonus for the Chief Executive Officer and two times the target bonus for the other executive officers. Fiscal 2005 financial objectives used to determine the bonuses for our executive officers resulted in a payout of 92.2% of the target bonus for each executive.

The 2003 Executive Incentive Plan is intended to permit our payment and award of qualified "performance-based" compensation that will not be subject to the income tax deduction limitations of Section 162(m).

LONG-TERM INCENTIVES

The third component of executive compensation is the granting of equity-based awards under our 1995 Long-Term Incentive Plan. Awards under the plan can include restricted stock, stock options, performance shares and stock appreciation rights. Historically, we have granted stock options and restricted stock under the plan to, among others, executive officers, key general office employees and key store employees, and in November 2004 we granted options to our executive officers as detailed in the table on page 40 of this proxy statement. Equity-based awards are intended to motivate our executive officers, key employees and other employees to improve the long-term performance of our common stock, and we, therefore, believe that significant equity-based compensation helps create a vital long-term partnership between our executive officers and other stockholders. In fact, our Corporate Governance Guidelines sets forth our executive officer stock ownership policy. Since we award stock options having an exercise price equal to the market price of our common stock at the time of grant, the option grants provide value only when the price of our common stock increases above that price, thereby tying awards to the future performance of our common stock. Restricted stock awards also serve to directly tie compensation to our performance since an increase in the stock price results in a benefit to the holder of our restricted stock. In addition, because our stock options and restricted stock generally vest over a period of four years and require the holder to remain employed by us until the time of vesting, this form of compensation is intended to assist us in retaining our executive officers and other key employees in order to sustain positive performance on a multi-year basis. The Compensation Committee has based the size of awards under the plan primarily on the position and general level of responsibility of the recipient with reference to competitive grant practices of our relevant peer group of companies. The Compensation Committee also considers subjective factors on a case-by-case basis, as it believes to be in our and our stockholders' best interests.

On April 23, 2003, the Compensation Committee approved a Performance Based Restricted Stock Grant program for our executive officers. This program provides our executive officers with the opportunity to receive restricted stock grants if a closing share price goal is met and sustained over a five consecutive trading day period during the performance period. The closing price goals set by the Compensation Committee were $25.00 for the period from March 31, 2003 to January 29, 2004, $30.00 for the period from March 31, 2003 to January 27, 2005, and $35.00 for the period from March 31, 2003 to January 26, 2006. If the share price goals are attained, then the number of shares of restricted stock set forth in the table below are granted to the participants. If the share price goals are not attained, then shares are not granted, and the opportunity to receive such shares is forfeited. The restricted share opportunity for each executive is as follows:

	Number of Shares		
Participant	**3/31/03 – 1/29/04**	**3/31/03 – 1/27/05**	**3/31/03 – 1/26/06**
Martin A. Bennett	5,500	5,500	5,500
Michael M. Laddon	6,500	6,500	6,500
Steven F. McCann	7,533	7,533	7,533
William J. Rainey	8,067	8,067	8,067
Bruce F. Schwallie	7,000	7,000	7,000
Todd J. Vasos	6,500	6,500	6,500
Linda M. Watt	5,667	5,667	5,667

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On July 11, 2003, the Compensation Committee approved a Performance Based Restricted Stock Grant program for Richard W. Dreiling that is substantially similar to the program for the other executive officers. This program provides Mr. Dreiling with the opportunity to receive restricted stock grants if a closing share price goal is met and sustained over a five consecutive trading day period during the performance period. The closing price goals set by the Compensation Committee were $25.00 for the period from July 15, 2003 to January 29, 2004, $30.00 for the period from July 15, 2003 to January 27, 2005, and $35.00 for the period from July 15, 2003 to January 26, 2006. If the share price goals are attained, then the number of shares of restricted stock set forth in the table below are granted to Mr. Dreiling. If the share price goals are not attained, then shares are not granted, and the opportunity to receive such shares is forfeited. The restricted share opportunity for Mr. Dreiling is as follows:

	Number of Shares		
Participant	**7/15/03 – 1/29/04**	**7/15/03 – 1/27/05**	**7/15/03 –1/26/06**
Richard W. Dreiling	10,077	10,077	10,076

For any restricted stock grants made under the programs described above, 34% of such shares vest immediately, an additional 33% of such shares vest on the first anniversary of the grant date (subject to employment of the participant by us on such date) and the remaining 33% of such shares vest on the second anniversary of the grant date (subject to employment of the participant by us on such date). The $30.00 stock price goal for a period of five consecutive trading days during the second period was not attained, and therefore no shares were granted under this program during fiscal 2005.

On February 28, 2005, at a regularly scheduled meeting, our company's Compensation Committee approved a Performance-Based Restricted Stock Grant program for executive officers. This program provides our executive officers with the opportunity to receive restricted stock grants based on the achievement of certain annual earnings per share goals for our company's fiscal 2006. The performance-based restricted stock grant target for each executive officer is set forth in the table below, but actual company shares awarded at the end of the performance period may be more or less than the targets and will vary according to actual earnings per share performance for fiscal 2006. If any awards are earned, participants will vest in accordance with the following schedule: one-quarter of the total shares earned shall vest on January 26, 2006, an additional one-quarter of the total shares earned shall vest on January 26, 2007, and the remaining one-half of the total shares earned shall vest on January 26, 2008. Any shares awarded will be issued pursuant to our 1995 Long-Term Incentive Plan.

Participant	Performance Based Restricted Stock Grant Targets
Richard W. Dreiling	13,000
Steven F. McCann	13,000
Bruce E. Schwallie	13,000
William J. Rainey	8,000
Todd J. Vasos	8,000
Michael M. Laddon	4,000
Linda M. Watt	4,000

Compensation of the Chief Executive Officer

In October 2002, the Compensation Committee approved an employment contract with Warren F. Bryant to serve in the position of President and Chief Executive Officer. Under this contract, Mr. Bryant's annual base salary was set at $785,000 for fiscal 2005. The Compensation Committee approved an annual target bonus for Mr. Bryant of 80% of Mr. Bryant's base salary.

Pursuant to the 2003 Executive Incentive Plan, the specific financial objectives that are used to determine the bonus compensation for Mr. Bryant for fiscal 2005 are: (i) operating income (before bonus and taxes and as adjusted for unusual or extraordinary items); (ii) front end identical store sales growth; and (iii) same store prescription count growth. Minimum operating performance thresholds were pre-established by the Compensation Committee for each of these objectives and must be achieved before any bonus tied to a particular financial objective is awarded to Mr. Bryant. Mr. Bryant was assigned a "target bonus" at the beginning of the fiscal year equal to 80% of his base salary in fiscal 2005. If the specific financial objectives are met, Mr. Bryant's bonus is equal to the target bonus. If the specific financial objectives are not met, Mr. Bryant's bonus is determined as a declining percentage of his target bonus depending on the extent of the shortfall. Conversely, if financial objectives are exceeded, then Mr. Bryant can earn a bonus in excess of the target bonus determined as an increasing percentage of the target bonus depending on the extent of the performance in excess of the target, up to a maximum of two and one-half times the target bonus. Fiscal 2005 financial objectives used to determine the bonus for Mr. Bryant resulted in a payout of 102.6% of the target bonus for Mr. Bryant.

Mr. Bryant agreed to waive payment of the minimum $400,000 annual bonus for fiscal 2004 provided under his employment agreement. In return, we paid Mr. Bryant a retention bonus in the amount of $260,000 on December 9, 2004, which represented the approximate difference between $400,000 and the fiscal 2004 annual bonus paid to Mr. Bryant based on the performance conditions under the 2003 Executive Incentive Plan for fiscal 2004.

On April 23, 2003, the Compensation Committee approved a Performance Based Restricted Stock Grant program for our Chief Executive Officer. This program provides our Chief Executive Officer with the opportunity to receive restricted stock grants if a closing share price goal is met and sustained over a five consecutive trading day period during the performance period. The closing price goals set by the Compensation

Committee were $25.00 for the period from March 31, 2003 to January 29, 2004, $30.00 for the period from March 31, 2003 to January 27, 2005, and $35.00 for the period from March 31, 2003 to January 26, 2006. If the share price goals are attained, then shares are granted. If the goals are not attained, then shares are not granted and the opportunity to receive such shares is forfeited. The restricted share opportunity for our Chief Executive Officer was 16,167 shares in the period from March 31, 2003 to January 29, 2004, 16,167 shares in the period from March 31, 2003 to January 27, 2005, and 16,166 shares in the period from March 31, 2003 to January 26, 2006. For any restricted stock grants made under this program, 34% of such shares vest immediately, an additional 33% of such shares vest on the first anniversary of the grant date (subject to employment of our Chief Executive Officer by us on such date) and the remaining 33% of such shares vest on the second anniversary of the grant date (subject to employment of our Chief Executive Officer by us on such date). The $30.00 stock price goal for a period of five consecutive trading days during the second period was not attained, and therefore no shares were granted under this program during fiscal 2005.

In November 2004, we granted an option to purchase 200,000 shares of our common stock to our Chief Executive Officer as detailed in the table on page 40 of this proxy statement in part because of our desire to ensure that our Chief Executive Officer has an equity interest in our company comparable to chief executive officers at peer companies. In addition, because our company is currently engaged in enterprise-wide strategic initiatives focused on improving our overall performance, we also believe that this equity award to our Chief Executive Officer provides the appropriate incentive to align the goal of achieving our business initiatives with the interests of our stockholders.

On February 28, 2005, at a regularly scheduled meeting, our company's Compensation Committee approved a Performance-Based Restricted Stock Grant program for our Chief Executive Officer. This program provides our Chief Executive Officer with the opportunity to receive a restricted stock grant based on the achievement of certain annual earnings per share goals for our company's fiscal year 2006. The performance-based restricted stock grant target for our Chief Executive Officer is 32,000 shares of our common stock, but actual company shares awarded at the end of the performance period may be more or less than this target and will vary according to actual earnings per share performance for fiscal 2006. If earned, our Chief Executive Officer's award will vest in accordance with the following schedule: one-quarter of the total shares earned shall vest on January 26, 2006, an additional one-quarter of the total shares earned shall vest on January 26, 2007, and the remaining one-half of the total shares earned shall vest on January 26, 2008. Any shares awarded will be issued pursuant to our 1995 Long-Term Incentive Plan.

The compensation arrangements for our Chief Executive Officer were established in executive sessions of our Compensation Committee in light of the compensation philosophy described above and upon the recommendations of outside experts.

Deductibility of Compensation Expenses

Section 162(m) limits federal income tax deductions for compensation paid by us to our Chief Executive Officer and four other most highly compensated executive officers to $1 million per officer per year, unless it is qualified "performance-based" compensation. To qualify as "performance-based" compensation, compensation must be paid pursuant to an incentive plan the material terms of which have been approved by stockholders and must satisfy certain other conditions, including limitations on the discretion of the Compensation Committee in determining the amounts of such compensation. We have endeavored to structure our compensation plans to achieve maximum deductibility under Section 162(m) with minimal sacrifices in flexibility and corporate objectives. However, the Compensation Committee believes that the payment of compensation that is subject to the deduction limitations of Section 162(m) could be in our best interests and, while the Compensation Committee will consider tax deductibility as one of its factors in determining compensation, it may not limit compensation to those levels or types of compensation that will be deductible.

Conclusion

The Compensation Committee believes that long-term stockholder value is enhanced by corporate and individual performance achievements. Through the plans and policies described above, a significant portion of our executive compensation is based on corporate and individual performance, as well as competitive pay practices. The Compensation Committee believes equity compensation, in the form of stock options and restricted stock, is vital to the long-term success of Longs. The Compensation Committee also believes that long-term stockholder value was enhanced in fiscal 2005 by the corporate and individual performance achievements of our executives.

Anthony G. Wagner, Chairperson
Murray H. Dashe
Donald L. Sorby, Ph.D.
Donna A. Tanoue

STOCK PERFORMANCE GRAPH

The following graph shows a comparison of the five-year cumulative total return for our common stock, the Russell 2000 Index and the Russell 2000 Consumer Staples Index, each of which assumes an initial value of $100 and reinvestment of dividends. The Russell 2000 Index consists of the smallest 2,000 companies in the Russell 3000 Index in terms of market capitalization. The Russell 2000 Consumer Staples Index is a capitalization-weighted index of companies that provide products directly to consumers that are typically considered non-discretionary items based on consumer purchasing habits, and our common stock is included in this index. The past performance of our common stock is not an indication of future performance.



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Longs Drug Stores Corporation
Russell 2000
Russell 2000 Consumer Staples

	Years Ended					
	Jan00	Jan01	Jan02	Jan03	Jan04	Jan05
Longs Drug Stores Corporation	$100.00	$117.38	$108.89	$106.77	$114.95	$138.88
Russell 2000	$100.00	$103.69	$ 99.96	$ 78.10	$123.41	$134.11
Russell 2000 Consumer Staples	$100.00	$130.58	$144.48	$116.35	$154.00	$155.75

EQUITY COMPENSATION PLAN INFORMATION

Effective January 27, 2005

	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Stockholders	2,033,950	$23.54	522,152(1)
Equity Compensation Plans Not Approved by Stockholders	2,116,575	$22.18	775,060(2)
Total	4,150,525	$22.85	1,297,212

(1) Represents shares remaining for issuance pursuant to options, stock appreciation rights, restricted stock or performance shares under the 1995 Long-Term Incentive Plan. In any fiscal year, no individual may receive

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awards under the 1995 Long-Term Incentive Plan of more than: 500,000 shares as restricted stock (750,000 shares in connection with initial employment); 300,000 shares pursuant to stock appreciation rights (500,000 in connection with initial employment); or 300,000 performance shares (500,000 in connection with initial employment).

(2) Represents shares remaining for issuance pursuant to options, stock appreciation rights, restricted stock or performance shares under the Non-Executive Long-Term Incentive Plan.

Equity Compensation Plan Not Approved by Stockholders

The Non-Executive Long-Term Incentive Plan, which has not been approved by our stockholders, authorizes the issuance of 3,000,000 shares of common stock in the form of nonqualified stock options, restricted stock and other stock awards. Awards may only be granted to our employees who are not our officers, directors or other "insiders."

Generally, options are granted with an exercise price not less than 100% of the closing market price on the date of the grant. Options generally vest over a period of up to four years and have a maximum term of 10 years. The plan contains provisions for automatic vesting upon a change of control.

Restricted Stock awards are valued at fair market value at the date of grant and are recorded as compensation expense over the vesting period. Recipients have voting rights to the shares and dividends are credited to the shares during the restriction period. However, vesting in the shares is generally dependent on continued employment for periods of one to five years.

CHANGE IN CORPORATE CONTROL AGREEMENTS, EMPLOYMENT AGREEMENTS AND OTHER AGREEMENTS

Change in Corporate Control Agreements

We had previously entered into agreements, as amended, with Messrs. Dreiling, Schwallie, McCann and Rainey, providing for certain severance benefits in the event of the severance of the employment of such executive officers following a change in corporate control. Under each agreement, severance is payable upon a company-initiated termination within two years following a change in corporate control, a termination initiated by the applicable executive officer with good reason within 180 days following a change in corporate control (with good reason defined as a material and detrimental alteration in the applicable executive officer's position, responsibilities, compensation or benefits from those in effect immediately prior to the change in corporate control) or a termination initiated by the applicable executive officer for any reason after 180 days after a change in corporate control and within two years following a change in corporate control. The definition of change in corporate control means: (i) stockholder approval of our dissolution or liquidation or the commencement of a bankruptcy case or our involuntary dissolution; (ii) a sale, transfer or other disposition of all or substantially all of our assets; (iii) a change in the composition of our board of directors affecting the majority of the members within a 24 month period; (iv) the consummation of a merger or consolidation of us into another entity or any other corporate reorganization or sale of shares if more than 50% of the combined voting power of the continuing or surviving entity's securities is owned by persons who owned less than 25% of our voting power immediately prior to the event in question; or (v) a transaction in which any person becomes the beneficial owner of at least 50% of the total voting power of our outstanding voting securities.

The agreements provide that each of the executive officers shall be entitled to a severance benefit equal to three times the average of such executive officer's annual base salary and bonus for the five consecutive taxable year period (or shorter period of actual service) that includes the taxable year of the change in corporate control, less one dollar. In addition, these executive officers are entitled to a prorated bonus award at the target amount in respect of the performance period in which the severance of employment occurs based on the percentage of the performance period that has elapsed as of the date of the severance of employment. Under the agreements, we are also obligated to establish an irrevocable trust for each executive officer and contribute to it an amount equal to such officer's deferred compensation account under our Deferred Compensation Plan of 1995. We will also pay to these executive officers an amount covering any excise tax on these benefits.

Each of the agreements has an initial term of three years, and the expiration date will automatically be extended for one additional year unless in the 30 day period immediately preceding any anniversary date of the agreement, either we or the applicable executive officer rejects such automatic extension.

If a change in corporate control had occurred on December 31, 2004, and all executive officers covered by the agreements had been discharged by us, Messrs. Dreiling, Schwallie, McCann and Rainey would have been entitled to receive $1,986,932, $1,448,042, $1,674,971, $1,491,737, respectively, plus an amount covering any excise tax on his benefits.

Retention Agreements

In September 2003, we entered into agreements with Messrs. Dreiling, Schwallie, McCann and Rainey providing for certain severance benefits in the event of the severance of the employment of such executive officers. Under each agreement, severance benefits as described below are payable if such executive officer ceases to be employed by us for any reason other than just cause, total disability or death.

The agreements provide that each of such executive officers shall be entitled to the payment of such executive officer's annual base salary at the same rate, and on the same schedule, as in effect immediately prior to the date of termination of employment for a period of 24 months (18 months where the date of the termination is on or after the second anniversary of the effective date of the agreement). In addition, these executive officers are entitled to certain health coverage and outplacement services.

Each of the agreements has an initial term of two years; *provided, however*, that such agreements will automatically be renewed for successive two year terms unless we deliver to the applicable executive officer written notice of non-renewal at least 180 days before the expiration date. Notwithstanding the foregoing, these agreements automatically terminate upon the earlier of a change in corporate control (as defined in the change in corporate control agreements described above) and such time as the applicable executive officer ceases to be employed by us for any reason.

Employment Agreements

Warren F. Bryant. In October 2002, we entered into an employment agreement, effective October 30, 2002, with Warren F. Bryant under which Mr. Bryant is to be employed as our President and Chief Executive Officer and which provides that Mr. Bryant be elected onto our board of directors as soon as practicable after the date of the agreement. The agreement provides for an annual base salary of $750,000 which, starting in January 2004, is subject to annual review by the Compensation Committee. Mr. Bryant's target annual bonus amount is 80% of his base salary. His actual award will range from 0% to 200% of his base salary based on objective performance criteria and other factors as determined by the Compensation Committee of our board of directors. Under the agreement, Mr. Bryant's annual bonus will be no less than $400,000 for the fiscal year ended January 29, 2004. He also received a one-time employment bonus of $300,000 which Mr. Bryant must repay to us in full or in part if his employment terminates under specified circumstances within 6 or 12 months, respectively, after the date of the agreement. The agreement provides for an option grant in respect of 230,000 shares awarded to Mr. Bryant under the 1995 Long-Term Incentive Plan on October 30, 2002 and provides that any subsequent grants of stock options or equity-based awards to Mr. Bryant will be made in the sole discretion of the Compensation Committee. Under the agreement, Mr. Bryant is also entitled, under certain circumstances, to a nonqualified retirement benefit, which is described further below.

The agreement also provided for reimbursement to Mr. Bryant for reasonable expenses related to his relocation to the San Francisco Bay Area, up to $40,000 in reasonable out-of-pocket expenses incurred for temporary housing and closing and certain related costs for the sale of his home in Ohio. Mr. Bryant is also entitled to a one-time relocation allowance of $20,000 and a payment in the amount necessary to make him whole on an after-tax basis for any income taxes incurred in connection with the relocation-related benefits. Under the agreement, Mr. Bryant is also entitled to a one-time payment that is intended to defray Mr. Bryant's obligation to his former employer for relocation benefits provided to him.

If we terminate Mr. Bryant's employment other than for cause or because of disability (each, as defined in the agreement) or Mr. Bryant resigns for good reason (as defined in the agreement), Mr. Bryant will be entitled to severance pay, continued vesting for a period of 18 months of all outstanding options and other equity based awards, a pro-rated annual bonus at his target amount and up to 18 months of continued health care coverage. The severance pay is payable over 18 months and is equal to 1.5 times the highest base salary paid to Mr. Bryant under the agreement and 1.5 times the greater of (i) $400,000 (if Mr. Bryant's employment terminates prior to the payment of his annual bonus for the fiscal year ending in January 2004), (ii) the highest annual bonus paid to Mr. Bryant during the term of the agreement and (iii) Mr. Bryant's target annual bonus amount based on his base salary as of the date of his employment termination. Mr. Bryant must execute a release of claims and comply with certain obligations in the agreement relating to confidentiality, non-solicitation, non-disparagement and cooperation in order to receive the severance payments and benefits. The agreement also provides that Mr. Bryant's unexercised and unvested equity awards will expire in the event of a breach, other than an insubstantial breach, of those obligations.

Mr. Bryant will be entitled to receive enhanced severance payments and benefits instead of those described above if: (i) we terminate his employment other than for cause or disability within two years after a change in control (as defined in the agreement), (ii) Mr. Bryant resigns for good reason within 179 days after a change in control, or (iii) Mr. Bryant resigns for any reason within 180 days and two years after a change in control. The enhanced severance payments and benefits consist of the same severance pay described above except that it is payable in a lump sum and is equal to three times (rather than 1.5 times) the amounts described, a pro-rated annual bonus at the target amount, up to 36 months of continued health care coverage and tax restoration payments to the extent that any payments or benefits made to Mr. Bryant by us are subject to an excise tax under the Internal Revenue Code. In addition, the option grant in respect of 230,000 shares awarded to Mr. Bryant under the agreement would become fully exercisable.

Under the agreement, if (i) Mr. Bryant is employed until November 1, 2007, (ii) his employment is terminated other than for cause, (iii) Mr. Bryant resigns for good reason or for any reason between 6 and 24 months after a change in control or (iv) Mr. Bryant dies, Mr. Bryant (or his spouse in the event of death) will receive a nonqualified retirement benefit in the form of an annuity or, in the case of a qualifying termination between 6 and 24 months after a change in control, a lump sum. The annuity is payable within 30 days after the later of age 62 (or, in the case of Mr. Bryant's death, the date on which Mr. Bryant would have attained age 62) or termination of employment. The lump sum is payable as soon as practicable following termination of employment. This benefit is intended to compensate Mr. Bryant for the forgone benefit under his former employer's pension plan attributable to assumed salary increases through age 65 that Mr. Bryant would have earned had he remained employed with his former employer. The agreement provides for an assumed 2% per year salary increase and limits the amount of the benefit, on actuarially an equivalent basis (using the assumptions set forth in the agreement), to $850,000 as of the date of the agreement. Assuming payment in the form of a single-life annuity commencing at age 62, an annual interest rate of 4.81% and the GAR 1994 mortality table, the maximum estimated annual benefit payable under this arrangement is $84,418 per year.

On March 2, 2004, we entered into an amendment to our employment agreement with Mr. Bryant. Pursuant to such amendment, Mr. Bryant agreed to waive payment of the minimum $400,000 annual bonus for fiscal 2004 provided under his original employment agreement. In return, we paid Mr. Bryant a retention bonus of $260,000, which represents the approximate difference between $400,000 and the fiscal 2004 annual bonus paid to Mr. Bryant based on the performance conditions under the 2003 Executive Incentive Plan for fiscal 2004.

Richard W. Dreiling. In July 2003, we entered into an agreement with Richard W. Dreiling in connection with his employment by us as our Executive Vice President and Chief Operations Officer. Pursuant to the agreement, we agreed to pay Mr. Dreiling an annual salary of $500,000 for the first year of employment, a bonus opportunity targeted to equal 60% of Mr. Dreiling's base annual salary, based on his individual as well as our overall performance. We also provided a hiring bonus of $40,000 (which was grossed up for state and federal tax purposes) and vacation accrual at the rate of four weeks per year (along with an advance vacation credit of four weeks). In addition, pursuant to our agreement with Mr. Dreiling, on July 15, 2003, we granted Mr. Dreiling a non-qualified stock option to purchase 70,000 shares of our common stock and 10,000 shares of restricted common stock which vest in four equal annual installments. Mr. Dreiling also became eligible to participate in the Performance Based Restricted Stock Grant program approved by our Compensation Committee on April 23, 2003 pursuant to the terms and conditions of his agreement with us.

Bruce E. Schwallie. In February 2002, we entered into an agreement with Bruce E. Schwallie, our Executive Vice President – Business Development and Managed Care, in connection with employment by us and his relocation to our headquarters in Walnut Creek, California. Pursuant to the agreement, we agreed to hire Mr. Schwallie in the position of Senior Vice President-Pharmacy and Business Development at an initial annual salary of $250,000, participation in our VPIP Program, and a guaranteed bonus equal to 40% of Mr. Schwallie's base annual salary for his first year of employment. Any bonus thereafter would be based on his individual as well as our overall performance. We also provided a transition bonus of $50,000 and vacation accrual at the rate of four weeks per year, and, within one month of his hire date, we granted Mr. Schwallie a non-qualified stock option of 20,000 shares. To assist in his relocation, we agreed to buy Mr. Schwallie's prior home and pay for reasonable moving expenses, including reasonable travel back and forth to Ohio as needed until his relocation was completed. We agreed to loan Mr. Schwallie $228,757 to assist him with the purchase of a home in the Walnut Creek, California area. The loan, which we made on March 20, 2002, provides for an interest rate of 7%. So long as Mr. Schwallie remains one of our employees, we will forgive one-fifth of the loan plus all accrued interest at the end of each of the first five years of his employment with us.

Steven F. McCann. In April 2000, we entered into an agreement (and in May 2002 we amended this agreement) with Steven F. McCann, our Executive Vice President, Chief Financial Officer and Treasurer, in connection with employment by us and his relocation to our headquarters in Walnut Creek, California. Pursuant to the agreement, we agreed to hire Mr. McCann in the position of Senior Vice President, Chief Financial Officer and Treasurer at an initial annual salary of $210,000, participation in our VPIP Program, and a bonus factor, which provided assurance of his reaching bonus target between the time period of second quarter fiscal 2001 and first quarter fiscal 2002. We also provided a transition bonus of $120,000 and vacation accrual at the rate of four weeks per year, and within one month of his hire date we granted Mr. McCann a non-qualified stock option of 20,000 shares. To assist in his relocation, we agreed to buy Mr. McCann's prior home and pay for reasonable moving expenses, including travel and lodging expenses for his family to take a trip to California prior to their intended move, and agreed to loan Mr. McCann $256,663 to assist him with the purchase of a home in the Walnut Creek, California area. The loan, which we made on June 15, 2000, provides for an interest rate of 6.53%. So long as Mr. McCann remains one of our employees, we will forgive one-fifth of the loan plus all accrued interest at the end of each of the first five years of his employment with us and, at each interval and in our sole discretion, either make a cash payment to Mr. McCann of an amount equal to the amount so forgiven, or make a stock grant in shares of our stock at the then-current value equaling the loan amount so forgiven. This cash payment or stock grant is intended to help Mr. McCann offset any taxation resulting from the forgiveness of the loan.

William J. Rainey. In March 2003, we entered into an agreement with William J. Rainey in connection with his employment by us as our Senior Vice President, General Counsel and Secretary, and his relocation to our headquarters in Walnut Creek, California. Pursuant to the agreement, we agreed to pay Mr. Rainey an annual salary of $375,000 for the first year of employment, a bonus opportunity targeted to equal 50% of Mr. Rainey's base annual salary, based on his individual as well as our overall performance. We also provided a hiring bonus of $250,000 which is subject to a repayment schedule for the first three years of his employment with us if he

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resigns his employment and vacation accrual at the rate of four weeks per year. In addition, on May 20, 2003, we granted Mr. Rainey a non-qualified stock option to purchase 40,000 shares of our common stock. To assist in his relocation, we agreed to pay for up to six months of reasonable temporary living expenses and reasonable travel and moving expenses.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee consists of four members. The members of this committee are Anthony G. Wagner, the Chairperson, Donald L. Sorby, Ph.D., Murray H. Dashe and Donna A. Tanoue. None of the members of this committee is or has been one of our officers or employees.

No "compensation committee interlocks" existed during fiscal 2005.

EXECUTIVE OFFICERS

The following persons are our executive officers or executive officers of our wholly-owned operating subsidiary, Longs Drug Stores California, Inc. (the "CA Subsidiary"), as of March 11, 2005.

Name	Age	Primary Executive Position with Registrant or the CA Subsidiary	Position Held Since(1)
Warren F. Bryant	59	President and Chief Executive Officer(2)(4)	2002
Richard W. Dreiling	51	Executive Vice President – Chief Operating Officer(3)(5)	2003
Steven F. McCann	52	Executive Vice President, Chief Financial Officer, and Treasurer(8)	2000
Bruce E. Schwallie	50	Executive Vice President – Business Development and Managed Care(3)(6)	2002
Michael M. Laddon	51	Senior Vice President-Chief Information Officer(3)(7)	2003
William J. Rainey	58	Senior Vice President, General Counsel and Secretary(9)	2003
Gerald H. Saito	60	Senior Vice President-Hawaii(3)(10)	1995
Todd J. Vasos	43	Senior Vice President – Chief Merchandising Officer(3)(11)	2001
Linda M. Watt	48	Senior Vice President-Human Resources(3)(12)	2001

(1) Each officer is elected for a one-year term.

(2) Also serves as one of our directors.

(3) Officer of only the CA Subsidiary and not Longs Drug Stores Corporation.

(4) Prior to joining us in October 2002, from 1999 to 2002, Mr. Bryant served as Senior Vice President at The Kroger Co., a grocery retailer. Prior to that, from 1996 to 1999, Mr. Bryant was President and Chief Executive Officer at Dillon Companies, Inc., a grocery retailer and subsidiary of The Kroger Co.

(5) Mr. Dreiling was named our Executive Vice President, Chief Operating Officer in March 2005. Prior to that, he served as our Executive Vice President, Chief Operations Officer since July 2003. From 1999 to 2003, Mr. Dreiling served as Executive Vice President – Marketing, Manufacturing and Distribution at Safeway, Inc., a food and drug retailer. Prior to that, from 1998 to 1999, Mr. Dreiling was President of Vons, a Southern California food and drug division of Safeway, Inc.

(6) Mr. Schwallie was named our Executive Vice President – Business Development and Managed Care in March 2005. Prior to that, he served as our Executive Vice President, Chief Merchandising Officer since

2003. Prior to joining us in January 2002, from 2001 to 2002, Mr. Schwallie served as Senior Vice President-Merchandising at Duane Reade, Inc., a retail drug store chain. Prior to that, from 2000 to 2001, Mr. Schwallie was an independent consultant. Prior to that, from 1997 to 2000, Mr. Schwallie served as Senior Vice President at Jo-Ann Stores, Inc., a fabric and craft store retail chain, and prior to that, from 1991 to 1997, Mr. Schwallie served as Senior Vice President at Revco Drug Stores, Inc., a retail drug store chain, which merged with CVS Corporation in May 1997.

(7) Prior to joining us in March 2003, from 2002 to 2003, Mr. Laddon was an independent consultant. Prior to that, from 2001 to 2002, Mr. Laddon was Executive Vice President-Sales at Brix Software Systems, a software company; prior to that, from February 2000 to November 2000, Mr. Laddon was Executive Vice President and Chief Information Officer at ProduceOnline.com, a business to business internet company; and prior to that, from 1998 to 2000, Mr. Laddon was Group Vice President and Chief Information Officer at Ralphs Grocery Company, a grocery retailer and subsidiary of The Kroger Co.

(8) Mr. McCann was named our Executive Vice President, Chief Financial Officer, and Treasurer in March 2005. Prior to that, he served as our Senior Vice President, Chief Financial Officer and Treasurer since April 2000. Prior to joining us in April 2000, from 1994 to 1999, Mr. McCann served as Senior Vice President-Finance at Service Merchandise Company, a jewelry and general merchandise retailer, which filed Chapter 11 on March 27, 1999, and ceased continuing business operations on January 19, 2002, subject to bankruptcy court approval.

(9) Prior to joining us in March 2003, from 1996 to 2003, Mr. Rainey was Senior Vice President, General Counsel and Secretary at Payless ShoeSource, Inc., a shoe retailer.

(10) Mr. Saito has been our Senior Vice President – Hawaii since 1995.

(11) Mr. Vasos was named our Senior Vice President – Chief Merchandising Officer in March 2005. Prior to that, he served as our Senior Vice President – Marketing since December 2001. Prior to joining us in December 2001, from 1993 to 2001, Mr. Vasos served as Vice President at Phar-Mor, Inc., a retail drug store chain, which filed Chapter 11 on September 24, 2001.

(12) Prior to joining us in June 2001, from 1997 to 2001, Ms. Watt served as Vice President-Human Resources at Safeway, Inc., a food and drug retailer.

EXECUTIVE COMPENSATION

The table below sets forth the compensation earned by the following persons during the fiscal years ended January 27, 2005, January 29, 2004 and January 30, 2003 for services rendered in all capacities to our company:

- individuals who served as our Chief Executive Officer during fiscal 2005; and
- our four other most highly compensated executive officers during fiscal 2005.

		Annual Compensation			Long-Term Compensation Awards		
Name And Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Restricted Stock Award(s) (2)($)	Securities Underlying Options / SARs (#)	All Other Compensation ($)
Warren F. Bryant	2005	$780,961	$904,328(3)	$95,465	—	200,000	$ 93,886(3)
President & Chief	2004	$750,000	$143,040(3)	$24,640	—	85,000	$178,446(3)
Executive Officer (3)	2003	$193,269	$300,000(3)	—	—	230,000	$106,818(3)
Richard W. Dreiling	2005	$517,692	$287,664(4)	$ —	—	60,000	$ 8,517(4)
Executive Vice President & Chief	2004	$217,308	$ 40,000(4)	$ —	$167,200	105,000	$ 27,700(4)
Operating Officer (4)	2003	—	—	—	—	—	—
Steven F. McCann	2005	$380,327	$176,102(6)	$ 8,520	—	60,000	$137,335(6)
Executive Vice President & Chief	2004	$360,224	$ 60,843(6)	$ 8,520	—	32,000	$131,589(6)
Financial Officer (6)	2003	$344,231	$120,358	—	$372,400	95,000	$125,744(6)
Bruce E. Schwallie	2005	$388,269	$179,790(5)	—	—	60,000	$ 81,184(5)
Executive Vice President – Business	2004	$348,743	$ 67,311(5)	$13,889	—	55,000	$128,972(5)
Development & Managed Care (5)	2003	$282,748	$ 84,638	—	$266,000	65,000	$ 24,219(5)
William J. Rainey	2005	$384,731	$177,946(7)	$ 8,520	—	25,000	$ 7,065(7)
Senior Vice President & General	2004	$323,077	$343,750(7)	$63,454	—	57,500	$ 21,514(7)
Counsel (7)	2003	—	—	—	—	—	—

(1) A tax reimbursement payment of $86,945 for Mr. Bryant was made in fiscal 2005. Messrs. Bryant, McCann and Rainey each received a company car allowance of $8,520 in fiscal 2005. Tax reimbursement payments of $16,120 for Mr. Bryant, $13,889 for Mr. Schwallie and $59,194 for Mr. Rainey were made in fiscal 2004. Company car allowances of $8,520 for Mr. Bryant, $8,520 for Mr. McCann and $4,260 for Mr. Rainey were made in fiscal 2004.

(2) The number and value, based on the last reported sale price on January 27, 2005, the last day of fiscal 2005, of the aggregate restricted stock held by the named executive officers were: Warren F. Bryant - 0 shares, Richard W. Dreiling – 10,000 shares ($262,600), Bruce E. Schwallie – 10,000 shares ($262,600), Steven F. McCann – 14,000 shares ($367,640), and William J. Rainey – 0 shares. We retain dividends paid on restricted shares, and when the restricted shares vest we pay the retained dividends thereon, plus interest earned by our investment of dividends, to the recipient.

(3) Warren F. Bryant was appointed President and Chief Executive Officer on October 30, 2002. The amount shown under "Bonus" for fiscal 2005 includes a bonus payment of $644,328 based on the performance conditions under the 2003 Executive Incentive Plan for fiscal 2005 and a retention bonus of $260,000 paid to Mr. Bryant in fiscal 2005 in consideration of Mr. Bryant's waiver of the minimum $400,000 annual bonus for fiscal 2004 pursuant to the terms and conditions of his employment contract with us, and which we agreed to pay Mr. Bryant if, prior to December 1, 2004, he did not resign (other than for good reason) and his employment was not terminated for cause. The $260,000 retention bonus represents the approximate difference between $400,000 and the fiscal 2004 annual bonus of $143,040 paid to Mr. Bryant based on the performance conditions under the 2003 Executive Incentive Plan for fiscal 2004. The amount shown under "All Other Compensation" for fiscal 2005 includes $79,881 for insurance premiums paid on behalf of Mr. Bryant, reimbursement of medical expenses of $10,371 and our contribution of $2,000 to the Employee Savings and Profit Sharing Plan. The amount shown under "Bonus" for fiscal 2004 includes a bonus payment of $143,040 based on the performance conditions under the 2003 Executive Incentive Plan for fiscal 2004. The amount shown under "All Other Compensation" for fiscal 2004 includes $68,181 for insurance premiums paid on behalf of Mr. Bryant, $107,139 in relocation reimbursement relating to the purchase of Mr. Bryant's home in Ohio and our contribution of $2,000 to the

Employee Savings and Profit Sharing Plan. The amount shown in the "Bonus" column for fiscal 2003 consists of a sign-on bonus of $300,000. The amount shown under "All Other Compensation" for fiscal 2003 includes relocation reimbursement of $106,818.

(4) Richard W. Dreiling joined us as Executive Vice President, Chief Operations Officer in July 2003. The amount shown under "Bonus" for fiscal 2005 includes a bonus payment of $287,664 based on the performance conditions under the 2003 Executive Incentive Plan for fiscal 2005. The amount shown under "Bonus" for fiscal 2004 reflects a sign-on bonus of $40,000. The amount shown under "All Other Compensation" for fiscal 2005 includes $1,980 for insurance premiums paid on behalf of Mr. Dreiling, reimbursement of medical expenses of $3,483, our contribution of $2,000 to the Employee Savings and Profit Sharing Plan, and a dividend payment of $1,054 paid on vested restricted shares that includes interest earned. The amount shown under "All Other Compensation" for fiscal 2004 includes $714 for insurance premiums paid on behalf of Mr. Dreiling, reimbursement of medical expenses of $1,655 and a tax reimbursement payment of $25,331.

(5) Bruce E. Schwallie joined us as Senior Vice President-Pharmacy and Business Development on December 30, 2002. The amount shown under "Bonus" for fiscal 2005 includes a bonus payment of $179,790 based on the performance conditions under the 2003 Executive Incentive Plan for fiscal 2005. The amount shown under "Bonus" for fiscal 2004 includes $32,307 earned in fiscal 2003 (but not reported in the fiscal 2003 "Bonus" amount) and paid in fiscal 2004. The amount shown under "All Other Compensation" for fiscal 2005 includes $1,980 for insurance premiums paid on behalf of Mr. Schwallie, reimbursement of medical expenses of $6,978, our contribution of $2,000 to the Employee Savings and Profit Sharing Plan, $4,148 for a car lease paid on behalf of Mr. Schwallie, a dividend payment of $3,342 paid on vested restricted shares that includes interest earned, $55,792 for the forgiveness of a portion of a bridge loan plus accrued interest, and $6,944 for the forgiveness of a payment previously made in connection with Mr. Schwallie's relocation to California. The amount shown under "All Other Compensation" for fiscal 2004 includes $111,584 for the forgiveness of a portion of a bridge loan plus accrued interest, $6,944 for the forgiveness of a payment previously made in connection with Mr. Schwallie's relocation to California, reimbursement of medical and medical premium expenses of $8,444 and our contribution of $2,000 to the Employee Savings and Profit Sharing Plan. The amount shown under "All Other Compensation" for fiscal 2003 includes $22,099 in reimbursed relocation expenses and our contribution of $2,120 to the Employee Savings and Profit Sharing Plan.

(6) Steven F. McCann joined us as Senior Vice President, Chief Financial Officer on April 17, 2000. The amount shown under "Bonus" for fiscal 2005 includes a bonus payment of $176,102 based on the performance conditions under the 2003 Executive Incentive Plan for fiscal 2005. The amount shown under "Bonus" for fiscal 2004 includes $17,904 earned in fiscal 2003 (but not reported in the fiscal 2003 "Bonus" amount) and paid in fiscal 2004. The amount under "All Other Compensation" for fiscal 2005 includes $1,980 for insurance premiums paid on behalf of Mr. McCann, reimbursement of medical expenses of $5,052, our contribution of $2,000 to the Employee Savings and Profit Sharing Plan, a dividend payment of $4,679 paid on vested restricted shares that includes interest earned, $61,812 for the forgiveness of a bridge loan plus accrued interest and a related payment of $61,812. The amount under "All Other Compensation" for fiscal 2004 includes $61,812 for the forgiveness of a bridge loan plus accrued interest, a related cash payment of $61,812 and our contribution of $2,000 to the Employee Savings and Profit Sharing Plan. The amount under "All Other Compensation" for fiscal 2003 includes $61,812 for the forgiveness of a bridge loan plus accrued interest, a related grant of unrestricted stock valued at $61,812 and our contribution of $2,120 to the Employee Savings and Profit Sharing Plan. The amount under "All Other Compensation" for fiscal 2002 includes $59,149 for the forgiveness of a bridge loan plus accrued interest, a related grant of unrestricted stock valued at $59,148 and our contribution of $2,462 to the Employee Savings and Profit Sharing Plan.

(7) William J. Rainey joined us as Senior Vice President, General Counsel and Secretary in March 2003. The amount shown under "Bonus" for fiscal 2005 includes a bonus payment of $177,946 based on the performance conditions under the 2003 Executive Incentive Plan for fiscal 2005. The amount shown under "Bonus" for fiscal 2004 includes a sign-on bonus of $250,000. The amount under "All Other Compensation" for fiscal 2005 includes $1,638 for insurance premiums paid on behalf of Mr. Rainey, reimbursement of medical expenses of $3,427, and our contribution of $2,000 to the Employee Savings and Profit Sharing Plan. The amount under "All Other Compensation" for fiscal 2004 includes $18,613 in relocation reimbursements, $1,818 for the reimbursement of medical and medical premium expenses and $865 contributed by us to the Employee Savings and Profit Sharing Plan.

STOCK OPTION GRANTS IN FISCAL 2005

We granted the following stock options to our Chief Executive Officer and our four other most highly compensated executive officers during the fiscal year ended January 27, 2005.

	Individual Grants (1)					
Name	Number of Securities Underlying Options Granted (#)	Percent of total options granted to employees in fiscal year	Exercise Price ($/Share)	Expiration Date	Potential Realizable Value at assumed annual rates of stock price appreciation for option term(2)	
					5% ($)	10% ($)
Warren F. Bryant	200,000	26.65%	$27.40	November 15, 2014	$8,926,343	$14,213,709
Richard W. Dreiling	60,000	7.99%	$27.40	November 15, 2014	$2,677,903	$ 4,264,113
Steven F. McCann	60,000	7.99%	$27.40	November 15, 2014	$2,677,903	$ 4,264,113
Bruce E. Schwallie	60,000	7.99%	$27.40	November 15, 2014	$2,677,903	$ 4,264,113
William J. Rainey	25,000	3.33%	$27.40	November 15, 2014	$1,115,793	$ 1,776,714

(1) All options have an exercise price per share equal to 100% of the fair market value of our common stock on the grant date. All options expire 10 years from the grant date and vest in four equal annual installments beginning one year after the grant date. We have not granted any stock appreciation rights.

(2) As required by SEC rules, these columns show potential gains that may exist for the respective options, assuming that the market price for our common stock appreciates from the date of grant to the end of the option terms at the annual rates of 5% and 10%. These numbers are not estimates of our future stock price performance and are not necessarily indicative of our future stock price performance. If the price of our common stock does not increase above the exercise price, no value will be realizable from these options.

AGGREGATE OPTION EXERCISES IN FISCAL 2005 AND OPTION VALUES AS OF JANUARY 27, 2005

The following table sets forth stock option exercises during the fiscal year ended January 27, 2005 by, and option values as of January 27, 2005 to, our Chief Executive Officer and our four other most highly compensated executive officers.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-The-Money Options at Fiscal Year-End($)(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Warren F. Bryant	0	0	136,250	378,750	$477,675	$556,725
Richard W. Dreiling	0	0	26,250	138,750	$183,225	$549,675
Steven F. McCann	0	0	69,900	141,100	$208,899	$221,611
Bruce E. Schwallie	0	0	52,250	147,750	$183,045	$342,755
William J. Rainey	0	0	14,375	68,125	$119,638	$358,913

(1) The value of unexercised in-the-money options equals the difference between the option exercise price and the closing price of our common stock on January 27, 2005 (the last day of trading for the fiscal year ended January 27, 2005), multiplied by the number of shares underlying the options. The closing price of our common stock on January 27, 2005, as reported on the New York Stock Exchange, was $26.26 per share.

Exhibit A

LONGS DRUG STORES CORPORATION
1995 LONG-TERM INCENTIVE PLAN
(As amended and restated on April 8, 2005)

1. Purpose

The purpose of the 1995 Long-Term Incentive Plan is to provide a means through which Longs Drug Stores Corporation, a Maryland corporation, and its Subsidiaries, may attract and retain the employment of able persons and to provide a means whereby such persons can acquire and maintain stock ownership thereby strengthening their commitment to the welfare of the Company. A further purpose of the Plan is to provide key employees with incentive and reward opportunities designed to enhance the profitable growth of the Company.

2. Definitions

The following definitions shall be applicable throughout the Plan:

a. "Award" means, individually or collectively, any Option, Stock Appreciation Right (SAR), Restricted Stock Award or Performance Share Award.

b. "Award Period" means a period set by the Committee for Performance Share Awards.

c. "Board" means the Board of Directors of the Company.

d. "Change in Corporate Control" except as may otherwise be provided in the Award agreement or other applicable agreement, means the occurrence of any of the following:

(1) The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if more than 50% of the combined voting power of the continuing or surviving entity's securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who are not part of the same controlled group of the Company immediately prior to such merger, consolidation or other reorganization, and who directly or indirectly in the aggregate owned less than 25% of the Company's combined voting power represented by the Company's outstanding securities immediately prior to such merger, consolidation or other reorganization;

(2) The sale, transfer or other disposition of all or substantially all of the Company's assets;

(3) A change in the composition of the Board over a period of 24 consecutive months or less such that a majority of the members of the Board (rounded up to the next whole number) cease, by reason of one or more proxy contests for the election of directors, to be comprised of individuals who either (i) have been directors continuously since the beginning of such period or (ii) have been elected, or nominated for election, as directors during such period by at least a majority of the directors described in clause (i) who were still in office at the time such election or nomination was approved by the Board; or

(4) The shareholders of the Company approve the dissolution or liquidation of the Company or the commencement by or against the Company of a case under the federal bankruptcy laws or any other proceeding under any other laws relating to bankruptcy, insolvency, reorganization, arrangement, debt adjustment or debtor relief or there is an involuntary dissolution of the Company; or

(5) Any transaction as a result of which any person becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934 ("Exchange Act")), directly or indirectly, of securities of the Company representing at least 50% of the total voting power represented by

the Company's then outstanding voting securities. For purposes of this Paragraph (5), the term "person" shall have the same meaning as when used in sections 13(d) and 14(d) of the Exchange Act but shall exclude:

(A) A trustee or other fiduciary holding securities under an employee benefit plan of the Company or a Subsidiary of the Company;

(B) A corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of the common stock of the Company;

(C) The Company; and

(D) Longs Drug Stores California, Inc.

A transaction shall not constitute a Change in Corporate Control if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

e. "Code" means the Internal Revenue Code of 1986, as amended from time to time. Reference in the Plan to any section of the Code shall be deemed to include any amendments or successor provisions to such section and any regulations under such section.

f. "Committee" means the committee of the Board appointed to administer the Plan as referred to in Section 4.

g. "Company" means Longs Drug Stores Corporation, a Maryland corporation.

h. "Date of Grant" means the date on which the granting of an Award is authorized by the Committee or such later date as may be specified by the Committee in such authorization.

i. "Eligible Employee" means any person who satisfies the requirements of Section 6.

j. "Fair Market Value" means the fair market value of a share of Stock, to be determined as follows:

(1) For Options and SARs, it shall be the closing price on the New York Stock Exchange ("NYSE") as reported in the Pacific Edition of the Wall Street Journal on a specified date.

(2) For Performance Share Awards, it shall be the average of the closing prices of the Stock reported in the Pacific Edition of the Wall Street Journal on the NYSE for the 30 consecutive trading days prior to the "Valuation Date." The "Valuation Date" for the purpose of granting Performance Share Awards shall be the first day of the year in which the Award is made. The "Valuation Date" for the purpose of Performance Share Payments shall be the first business day following the end of the Award Period.

(3) If the Stock is not regularly traded on the NYSE, then "Fair Market Value" shall be determined by the Committee on a uniform basis in good faith.

k. "Holder" means a person who has been granted an Option, an SAR, a Restricted Stock Award, or a Performance Share Award or who has succeeded to such Award.

l. "Normal Retirement" means, unless the Award agreement or other applicable agreement provides otherwise, Termination by resignation of employment with the Company and any Subsidiary after attaining age 65 or Termination by resignation of employment with the Company and any Subsidiary after attaining age 55 with 10 or more years of employment with the Company or any Subsidiary. With respect to members of the Board who are not also employees of the Company or a Subsidiary, "Normal Retirement" shall have the meaning under the Board policy, if any, applicable to the Board.

m. "Option" means an Award granted under Section 7 of the Plan.

n. "Performance Share" means an Award granted under Section 9 of the Plan.

o. "Plan" means this 1995 Long-Term Incentive Plan.

p. "Reprice" means the adjustment or amendment of the exercise price of Options or SARs previously awarded whether through amendment, cancellation, replacement of grants or any other means.

q. "Restricted Stock Award" means an Award granted under Section 10 of the Plan.

r. "ROE" means return on average shareholders' equity which is defined as the Company's consolidated net earnings, before extraordinary items, divided by the average of the shareholders' equity at the beginning and end of the year, as set forth in the Company's consolidated statement of earnings and balance sheet for such year. The Committee may, at its sole discretion, include or exclude any extraordinary or unusual items in calculation of ROE. "Average ROE" means, with respect to any one Award Period, the sum of the ROE's achieved in each of the years of the Award Period divided by the number of years in the Award Period.

s. "SEC" means the Securities and Exchange Commission.

t. "Service" means employment with the Company or a Subsidiary or service as a member of the Board.

u. "Stock" means Common Shares of the Company and, after substitution, such other stock as shall be substituted therefor as provided in Section 12.

v. "Stock Appreciation Right" (SAR) means an Award granted under Section 8, whether or not granted in conjunction with an Option.

w. "Subsidiary" means any "subsidiary corporation" as defined in Code Section 424(f). Subsidiary also includes any entity of which the Company and/or one or more Subsidiaries own not less than 50% of the voting interests or an entity in which the Company has a significant equity interest, as determined by the Committee.

x. "Termination" means, with respect to any person, ceasing to be an employee of the Company or any Subsidiary and a member of the Board. An individual who ceases to be an employee of the Company or a Subsidiary but remains (or becomes prior to such cessation) a member of the Board or who ceases to serve on the Board but remains (or becomes prior to such cessation) an employee shall not be treated as having had a Termination.

Proxy

3. Effective Date, Duration and Shareholder Approval

The Plan originally became effective on May 17, 1994, when the shareholders of the Company approved the Plan and authorized Awards under the Plan for a period of 10 years following such date. The Plan was amended effective on May 21, 2002, when the shareholders of the Company approved an extension for five years of the period during which Awards are authorized to be made under the Plan and was subsequently amended on August 20, 2002 and February 25, 2003. The Plan, as in effect prior to its amendment and restatement on April 8, 2005 (the "Last Restatement Date"), shall be referenced hereinafter as the "Prior Plan." This Plan, as amended and restated on the Last Restatement Date, shall become effective only upon shareholder approval. The Prior Plan shall remain in effect pursuant to its terms until such shareholder approval. Following such shareholder approval and subject to the provisions of Section 13, Awards may be made under the Plan until ten years after the Last Restatement Date. The Plan shall continue in effect until all matters relating to the payment of Awards and administration of the Plan have been settled.

4. Administration

a. COMMITTEE COMPOSITION. A committee appointed by the Board shall administer the Plan. Unless the Board determines otherwise, the Board's Compensation Committee shall be the Committee. Members of the Committee shall serve for such period of time as the Board may determine and shall be subject to removal by the Board at any time. The Board may also at any time terminate the functions of the Committee and reassume all powers and authority previously delegated to the Committee.

The Committee shall consist either (i) of those individuals who shall satisfy the requirements of Rule 16b-3 (or its successor) under the Exchange Act with respect to Options to persons who are officers or directors of the Company under Section 16 of the Exchange Act or (ii) of the Board itself. The Committee shall comply with the requirements of Code Section 162(m) with respect to Awards intended to meet the qualified performance based compensation exception under Code Section 162(m).

The Board may also appoint one or more separate committees of the Board, each composed of directors of the Company who need not qualify under Rule 16b-3, who may administer the Plan with respect to Eligible Employees who are not considered officers or directors of the Company under Section 16 of the Exchange Act, may grant Awards under the Plan to such Eligible Employees and may determine all terms of such Awards. Notwithstanding the foregoing, the Board shall constitute the Committee with respect to Awards granted to directors who are not employees of the Company or any Subsidiary ("Non-Employee Directors").

b. AUTHORITY OF THE COMMITTEE. Subject to the provisions of the Plan, the Committee shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the Plan. Such actions shall include:

   (1) selecting Eligible Employees who are to receive Awards under the Plan;

   (2) determining the type, number, vesting requirements and other features and conditions of such Awards;

   (3) interpreting the Plan;

   (4) making all other decisions relating to the operation of the Plan; and

   (5) establishing such plans or sub-plans under the Plan for the purpose of facilitating Awards to Eligible Employees who are not United States citizens or taxpayers.

The Committee may adopt such rules or guidelines, as it deems appropriate to implement the Plan. The Committee's determinations under the Plan shall be final and binding on all persons.

5. Grant of Options, Stock Appreciation Rights, Restricted Stock Awards, and Performance Share Awards; Shares Subject to the Plan

The Committee may, from time to time, grant Awards to one or more persons determined by it to be eligible for participation in the Plan in accordance with the provisions of Section 6; provided however that:

a. TOTAL SHARES. Subject to Section 12, the aggregate number of shares of Stock made subject to Awards may not exceed 7,400,000 (which includes 3,400,000 shares previously authorized for issuance under the terms of the Prior Plan, as adjusted for changes in the Company's capitalization). The aggregate number of shares of Stock made subject to Awards will be reduced by 2.75 shares for each share of Stock delivered in settlement of any SAR, Restricted Stock Award, or Performance Share and one share of Stock for each share delivered in settlement of an Option. Subject to Section 12, no Eligible Employee shall receive Options and/or SARs during any fiscal year covering in excess of 500,000 shares of Stock (750,000 shares of Stock in connection with the individual's initial employment).

b. USE OF SHARES. Such shares shall be deemed to have been used in payment of Performance Shares and SARs only if actually delivered or the Fair Market Value equivalent of such shares is paid in cash. To the extent that an Award lapses or the rights of its Holder terminate, any shares of Stock subject to such Award shall again be available for the grant of an Award.

c. ELIGIBLE SHARES. Stock delivered by the Company in settlement under the Plan may be authorized and unissued Stock or Stock held in the treasury of the Company or may be purchased on the open market or by private purchase.

6. Eligibility

Officers and key employees of the Company or a Subsidiary who, in the opinion of the Committee, are mainly responsible for the continued growth and development and financial success of the business of the Company or any Subsidiary shall be eligible to be granted Awards under the Plan. Non-Employee Directors shall also be eligible to be granted Awards under the Plan.

7. Stock Options

One or more Options can be granted to any Eligible Employee. Options may be granted as Incentive Stock Options ("ISOs") or nonqualified stock options. Only Eligible Employees employed by the Company or a "subsidiary corporation" of the Company as defined in Code Section 424(f) may be granted ISOs. Options shall be subject to the following terms and conditions:

a. OPTION PRICE. The option price per share of Stock shall be set by the grant but in no instance shall be less than Fair Market Value on the Date of Grant. Notwithstanding the previous sentence, in the event Options are granted in a corporate transaction in replacement of options of another entity, the principles of Code Section 424 shall apply to replacement ISOs. In no event shall the Board or the Committee be permitted to Reprice an Option after the Date of Grant without shareholder approval.

b. FORM OF PAYMENT. At the time of the exercise of the Option, the option price shall be payable in cash and/or shares of Stock valued at the Fair Market Value at the time the Option is exercised, and at the discretion of and on terms acceptable to the Committee, by any other legal means.

c. OTHER TERMS AND CONDITIONS. Each Option shall become exercisable in cumulative installments in such manner and within such period or periods, not to exceed 10 years from its Date of Grant, as set forth in the Stock Option Agreement. No Option shall be exercisable after the expiration of ten years from the date it is granted. Except as set forth below, an Option shall terminate in the event of the Holder's Termination.

Unless otherwise provided in the Stock Option Agreement, in the event of a Termination, the Holder shall have the right to exercise the Option for the following periods after such Termination, but only to the extent that the Option was exercisable at the date of the Termination and does not otherwise expire by its terms.

(1) In the event of Normal Retirement, three years after the date of Termination.

(2) In the event of (a) discharge by the Company or any Subsidiary (except for Cause) within two years after the date of a Change in Corporate Control, or (b) resignation of the Holder within the period commencing 180 days after the date of a Change in Corporate Control and ending two years from the date of a Change in Corporate Control, one year after the date of Termination.

(3) In the event of the Holder's Termination (except as provided in Section 7c(2) hereof) with the prior written consent of the Company or any Subsidiary or by the Company (or Subsidiary) without Cause, ninety (90) days after the date of such Termination. Such prior written consent may be given only by the Chief Executive Officer of the Company or any Subsidiary or any such officer delegated by the Chief Executive Officer (other than the resigning person) and must specify that it is given for the purpose of the Holder's exercise of the Option.

(4) In the event of (a) discharge by the Company or any Subsidiary with Cause (except as provided in Section 7c(2), hereof), or (b) resignation without the prior written consent of the Company or any Subsidiary, on the date of such discharge or resignation.

For purposes of this Plan, unless otherwise provided for in the Award agreement or other applicable agreement, "Cause" shall mean a commission of any act of fraud, embezzlement or dishonesty; any unauthorized use or disclosure of confidential information or trade secrets of the Company (or any Subsidiary); or any other intentional misconduct adversely affecting the business or affairs of the Company (or any Subsidiary) in a material manner. In the event of Holder's Termination due to death, or death within three months of a Normal Retirement, the Option may be exercised for a period of one year after the date of Holder's death or, if shorter, the remaining term of the Option.

d. SPECIAL RULES GOVERNING INCENTIVE STOCK OPTIONS (ISOS). Notwithstanding the foregoing, any ISO granted under the Plan shall be subject to such terms and conditions not inconsistent with the Plan as the Committee shall impose, including the following:

    (1) No individual will be granted an ISO if that individual owns stock of the Company or any of its Subsidiaries possessing more than ten percent of the total combined voting power of all classes of stock of the Company or any of its Subsidiaries, unless the option price shall not be less than 110% of the Fair Market Value of such stock on the date such Option is granted and the Option by its terms is not exercisable more than five years from the date it is granted;

    (2) The aggregate Fair Market Value (determined at the time the ISO is granted) of the stock with respect to which ISOs are exercisable for the first time by any Holder during any calendar year (under all incentive stock option plans of the Company) shall not exceed $100,000; provided, however, that all or any portion of an Option which cannot be exercised as an ISO because of such limitation shall be treated as a nonqualified stock option; and

    (3) An ISO that is exercised more than three months after the Holder ceases to be an employee of the Company or a "subsidiary corporation" (as defined in Code Section 424(f)) (one year if the termination of employment was due to "disability" (as defined in Code Section 22(e)(3)) shall be treated as a nonqualified stock option. Notwithstanding the foregoing, if the Holder of an ISO dies, the Option shall continue to be treated as an ISO.

e. STOCK OPTION AGREEMENT. Each Option granted under the Plan shall be evidenced by a "Stock Option Agreement" between the Company and the Holder of the Option containing provisions not inconsistent with the Plan as determined by the Committee, and shall be subject to the following additional terms and conditions:

    (1) Any Option or portion thereof that is exercisable shall be exercisable for the full amount or for any part thereof, except as otherwise determined by the Stock Option Agreement.

    (2) Each Option shall cease to be exercisable, as to any share, when the Holder purchases the share or exercises a related SAR or when the Option lapses.

    (3) Leaves of absence, approved by the Company or a Subsidiary, shall not constitute the Termination of the Holder.

f. EXPIRED OPTIONS. If any Options awarded under the Plan shall be forfeited, cancelled, or not exercised in full, the Stock subject to such Options may again be awarded under the Plan.

g. TENDER OFFER OR MERGER. Notwithstanding any other provision, in the event of a public tender offer for all or any portion of the Stock or in the event that a proposal to merge, consolidate, or otherwise combine with, or sell all or a substantial portion of the assets of the Company or a Subsidiary to, another company is submitted for shareholder approval, the Committee may in its sole discretion declare any or all previously granted Options to be immediately exercisable.

h. NON-EMPLOYEE DIRECTOR FEES. The Board, in its sole discretion, may permit a Non-Employee Director to elect to receive Options in lieu of director cash fees. Any such elections shall be subject to such rules and procedures as shall be determined by the Board in its sole discretion.

8. Stock Appreciation Rights

Any Option granted under the Plan may include an SAR, either at the time of grant or by amendment. SARs may also be granted to an Eligible Employee independent of any prior or contemporaneous Option grant and shall be exercisable as provided therein without regard to any Option. In addition to such terms and conditions not inconsistent with the Plan as the Committee shall impose, SARs shall be subject to the following terms:

a. RIGHT TO EXERCISE. An SAR granted with an Option shall be exercisable to the extent and only to the extent the Option is exercisable. An SAR not included in an Option shall have a "purchase price" ascribed thereto by the Committee in granting such SAR, which shall not be less than the Fair Market Value of the Stock on the Date of Grant. In no event shall the Board or the Committee be permitted to Reprice a SAR after the Date of Grant without shareholder approval.

b. PAYMENT. An exercisable SAR shall entitle the Holder to surrender unexercised the SAR or the Option in which it is included, as the case may be, or any portion thereof, and, to receive in exchange therefore that number of shares of Stock having an aggregate Fair Market Value, as hereinafter defined, equal to the excess of the Fair Market Value of one share over the purchase price per share specified in such SAR or Option times the number of shares called for by the SAR or Option, or portion thereof, which is so surrendered.

The Committee shall be entitled to elect to settle the Company's obligation arising out of the exercise of an SAR by the payment of cash or partially by the payment of cash and partially by the delivery of shares, the total value of which shall be in either case equal to the aggregate Fair Market Value of the shares it would otherwise be obligated to deliver. The Committee shall also have the right to place such limitations and restrictions on the obligation to make such cash payments or deliver shares under SARs as it, in its sole discretion, deems to be in the best interest of the Company. The Fair Market Value for SAR exercise purposes of shares shall be determined on the basis of prices on the trading day next preceding the date on which the SAR is exercised. To the extent that an SAR included in an Option is exercised, such Option shall be deemed to have been exercised, and shall not be deemed to have lapsed.

c. SPECIAL RULES GOVERNING SARS. An SAR not included in an Option shall be evidenced by an agreement between the Company and the Holder in a form approved by the Committee. Any SAR granted under the Plan shall be subject to such terms and conditions not inconsistent with the Plan as the Committee shall impose, including the following:

   (1) The SAR will lapse no later than the underlying Option for SARs accompanying an Option or, for freestanding SARs, no later than 10 years from its Date of Grant;

   (2) An SAR accompanying an Option may be exercised only when the Fair Market Value of the Stock exceeds the option price of the Stock subject to the SAR.

d. OTHER LIMITATIONS. An SAR shall be subject to such other limitations as the Committee shall impose.

9. Performance Shares

One or more Awards of Performance Shares may be made to an Eligible Employee. Performance Shares shall be credited to a Performance Share account to be maintained for each such Holder. Each Performance Share shall be deemed to be the equivalent of one share of Stock of the Company. The Award of Performance Shares under the Plan shall not entitle the Holder to any interest in or to any dividend, voting, or other rights of a shareholder. The value of the Performance Shares in a Holder's Performance Share account at the time of Award or the time of payment shall be the Fair Market Value at any such time of an equivalent number of shares of the Stock (subject to the limitation provided in Section 9c).

If any Performance Shares awarded under the Plan shall be forfeited, cancelled, or not paid out in full, such Performance Shares may again be awarded under the Plan. Shares of Stock delivered upon payment of

Performance Shares may be either treasury shares, shares purchased for the account of the Holder or authorized and unissued shares, or any combination thereof.

a. AWARD GRANTS. Grants of Performance Shares may be made by the Committee in any fiscal year during the term of the Plan. Such shares will be paid out in full or in part on the basis of the Company's performance in terms of (i) ROE over the Award Period following the beginning of the Company's fiscal year in which the Award is made as hereinafter set forth or (ii) such other criteria as determined by the Committee. In determining the size of Awards, the Committee shall take into account a Holder's responsibility level, performance, potential, cash compensation level, and the Fair Market Value of the Company's Stock at the time of Awards, as well as such other considerations as it deems appropriate. For purposes of meeting the qualified performance based compensation exception of Code Section 162(m), such criteria shall be based on one or a combination of the "Performance Goals." Performance Goals may be any of the following: economic value added ("EVA"), operating income before provisions for LIFO accounting, taxes, contributions to the Company's profit sharing plan, and executive bonuses; cash flow return on investment; sales revenue; operating cash flow; pre-tax earnings; earnings; profit; earnings before taxes; earnings before interest, depreciation, taxes and amortization; working capital; ROE; net income; operating income; revenue; earnings per share and stock price, stock price/earnings; return on assets (or total assets), return on earnings assets; operating expenses; selling, general and administrative expenses; inventory (or inventory turnover); debt; profit margin (net income/sales); accounts receivable (accounts receivable turnover, collection periods); writeoffs; cash; cost of goods sold; liquidity (current assets/current liabilities); and debt to equity.

Unless the Award agreement or applicable agreement provides otherwise, in the event there is a Termination of the Holder during an Award Period, payout would be as follows:

(1) Normal Retirement. Payout would be at the end of the Award Period and prorated for service during the Award Period.

(2) Resignation or discharge. For resignation with the prior written consent of the Company or a Subsidiary, the payout would be at the end of the Award Period and prorated for service during the Award Period. For resignation other than with such consent (and not constituting Normal Retirement) or for discharge with or without Cause, the Award would be completely forfeited.

(3) Death or Disability. Payout would be at the end of the Award Period and prorated for service during the Award Period.

Subject to Section 12, no Eligible Employee shall receive Performance Shares during any fiscal year in excess of 300,000 Performance Shares (500,000 Performance Shares in connection with the individual's initial employment). Awards cancelled or portions of Awards not paid out in full for any single Holder shall not be included for purposes of this limitation.

b. RIGHT TO PAYMENT OF PERFORMANCE SHARES. Following the end of the Award Period, the Holder of a Performance Share shall be entitled to receive payment of an amount based on terms of the applicable Award agreement and the achievement of the performance measures for such Award Period, as determined by the Committee.

c. FORM AND TIMING OF PAYMENT. No payment of Performance Shares shall be made prior to the end of an Award Period. Payment therefore shall be made as soon as practicable after the receipt of audited financial statements relating to the last year of such period. The payment to which a Holder shall be entitled at the end of an Award Period shall be a dollar amount equal to the Fair Market Value at the Valuation Date (as defined in Section 2j(2) hereof) of the number of shares of Stock equal to the number of Performance Shares earned and payable to him/her in accordance with Section 9b. Payment shall normally be made one-half in cash and one-half in Stock; however, the Committee may authorize payment in such other combinations of cash and Stock or all in cash or all in Stock, as it deems appropriate. Issuance of Stock shall be subject to the authorization of the Board.

The number of shares of Stock to be paid in lieu of cash will be based on the quotient of the portion of the payment not paid in cash and the Fair Market Value of a share of Stock on the date of entitlement.

d. TENDER OFFER OR MERGER. Notwithstanding any other provision of the Plan, in the event of any public tender offer for all or any portion of the Stock or in the event that a proposal to merge, consolidate or otherwise combine with, or sell all or a substantial portion of the assets of the Company or a Subsidiary to, another company is submitted for shareholder approval, the Committee may in its sole discretion declare any Award Period ended as of a specific date and accelerate full payments of such awards accordingly.

10. Restricted Stock Awards.

a. RESTRICTION PERIOD TO BE ESTABLISHED BY THE COMMITTEE. One or more Awards of Restricted Stock may be made to an Eligible Employee. At the time a Restricted Stock Award is made, the Committee shall establish a period of time (the "Restriction Period") applicable to such Award which shall be not less than one (1) year. Each Restricted Stock Award may have a different Restriction Period, at the discretion of the Committee. In the event of a public tender offer for all or any portion of the Stock or in the event that any proposal to merge, consolidate or otherwise combine with, or sell all or a substantial portion of the assets of the Company or a Subsidiary to, another company is submitted for approval, the Committee may in its sole discretion change or eliminate the Restriction Period. Except as permitted above or pursuant to Section 12, the Restriction Period applicable to a particular Restricted Stock Award shall not be changed.

b. OTHER TERMS AND CONDITIONS. Subject to Section 12, no Eligible Employee shall receive Restricted Stock Awards during any fiscal year in excess of 300,000 shares of Stock (500,000 shares of Stock in connection with the individual's initial employment). Stock awarded pursuant to a Restricted Stock Award shall be represented by a stock certificate registered in the name of the Holder of such Restricted Stock Award. The Holder shall have the right to enjoy all shareholder rights during the Restriction Period with the exception that:

(1) The Holder shall not be entitled to delivery of the stock certificate until the Restriction Period shall have expired and arrangements satisfactory to the Company for the satisfaction of applicable tax or other withholding shall have been made.

(2) The Company may either issue shares subject to such restrictive legends and/or stop-transfer instructions as it deems appropriate or provide for retention of custody of the Stock during the Restriction Period.

(3) A breach of the terms and conditions established by the Committee pursuant to the Restricted Stock Award shall cause an immediate forfeiture of the Restricted Stock Award, and any dividends withheld thereon.

(4) Cash and stock dividends may be either currently paid or withheld by the Company for the Holder's account until the Restriction Period expires. At the discretion of the Committee, interest may be paid on the amount of cash dividends withheld, including cash dividends on stock dividends, at a rate and subject to such terms as determined by the Committee.

At the discretion of the Committee, Restricted Stock Awards may be granted, or their Restriction Periods may be based upon, criteria including the Performance Goals.

c. FORFEITURE PROVISIONS. In the event there is a Termination of Holder during a Restriction Period, unless the Award agreement or other applicable agreement provides otherwise, an Award would be forfeited as follows:

(1) <u>Normal Retirement</u>. The Award would be prorated for service during the period and would be received as soon as practicable following retirement.

(2) Resignation or discharge. For resignation with the prior written consent of the Company or a Subsidiary, the Award would be prorated for service during the Award Period and received as soon as practicable following resignation. For resignation other than with such consent (and not constituting Normal Retirement) or for discharge with or without Cause, the Award would be completely forfeited.

(3) Death or Disability. The Award would be prorated for service during the Award Period and received as soon as practicable following death or disability.

Dividends withheld by the Company on Restricted Stock that is forfeited shall be retained by the Company.

d. PAYMENT FOR RESTRICTED STOCK. A Holder may or may not be required to make any payment for Stock received pursuant to a Restricted Stock Award.

e. NON-EMPLOYEE DIRECTOR FORMULA AWARDS. Non-Employee Directors shall be eligible to receive Restricted Stock Awards as described in this Section 10e from and after the date the Board has determined to implement this provision.

(1) Upon the conclusion of each regular annual meeting of the Company's shareholders following his or her initial election or appointment, each eligible Non-Employee Director who will continue serving as a member of the Board thereafter shall receive a restricted stock award of up to 5,000 shares of Stock (subject to adjustment under Section 12) or such lesser number of shares as may be determined by the Board. All Stock granted pursuant to this Section 10e shall vest with respect to one-third (⅓) of the shares on each of the first three (3) anniversaries of the date of grant, provided the individual has not sustained a Termination prior to each such vesting date.

(2) All Stock granted to Non-Employee Directors under this Section 10e shall become vested in full in the event of a Change in Corporate Control with respect to the Company or upon a Non-Employee Director's Normal Retirement.

(3) All Unvested Stock granted to a Non-Employee Director under this Section 10e shall be forfeited on Termination (except for Normal Retirement).

In lieu of the restricted stock grants under this Section 10e, the Board in its discretion may elect to have the Formula Awards issued in the form of nonqualified stock options (with an option grant value equivalent to that of the restricted shares as determined by the Company's stock option pricing model) with terms and conditions similar to those specified in this Section 10e.

f. NON-EMPLOYEE DIRECTOR FEES. The Board, in its sole discretion, may permit a Non-Employee Director to elect to receive shares of Stock in lieu of director cash fees. Any such elections shall be subject to such rules and procedures as shall be determined by the Board in its sole discretion.

11. General

a. GOVERNMENT AND OTHER REGULATIONS. The obligation of the Company to make payment of Awards in Stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. The Company shall be under no obligation to register under the Securities Act of 1933, as amended ("Act"), any of the shares of Stock issued under the Plan. If the shares issued under the Plan may in certain circumstances be exempt from registration under the Act, the Company may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption.

b. TAX WITHHOLDING. The Company or a Subsidiary, as appropriate, shall have the right to deduct from all Awards paid in cash any federal, state or local taxes as required by law to be withheld with respect to such cash payments. In the case of Awards paid in Stock, the employee or other person receiving such Stock may be required to pay to the Company or a Subsidiary, as appropriate, the amount of any such taxes which the Company or Subsidiary is required to withhold with respect to such Stock. Stock withholding may be permitted in the discretion of the Committee to cover minimum withholding requirements.

c. CLAIM TO AWARDS AND EMPLOYMENT RIGHTS. No employee or other person shall have any claim or right to be granted an Award under the Plan. Neither this Plan nor any action taken hereunder shall be construed as giving any employee any right to be retained in the employ of the Company or a Subsidiary or limit the right of the Company or any Subsidiary to terminate an employee at anytime, with or without cause. A holder of any right hereunder to receive cash or Stock in respect of any Award shall have no rights other than those of a general unsecured creditor of the Company. Awards represent unfunded and unsecured obligations of the Company, subject to the terms and conditions of the applicable Award.

d. BENEFICIARIES. To the extent that the Committee allows beneficiary designations, any payment of Awards due under this Plan to a deceased Holder shall be paid to the beneficiary duly designated by the Holder in accordance with the Company's practices. If no such beneficiary has been designated or survives the Holder, payment shall be made to the Holder's legal representative. A beneficiary designation may be changed or revoked by a Holder at any time provided the change or revocation is filed with the Committee.

e. NONTRANSFERABILITY. Unless otherwise permitted in the Award agreement and then only to the extent allowable by applicable law, a person's rights and interests under the Plan, including any Award previously made to such person or any amounts payable under the Plan, may not be assigned, pledged, or transferred except, in the event of a Holder's death, to a designated beneficiary as provided in the Plan, or in the absence of such designation, by will or the laws of descent and distribution, or, for any Award other than an ISO (or an SAR granted in tandem with an ISO), pursuant to a qualified domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act, or the rules thereunder.

f. INDEMNIFICATION. Each person who is or shall have been a member of the Committee or of the Board shall be indemnified and held harmless by the Company from and against any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him/her in connection with or resulting from any claim, action, suit, or proceeding to which he/she may be a party or in which he/she may be involved by reason of any action or failure to act under the Plan and against and from any and all amounts paid by him/her in satisfaction of judgment in any such action, suit, or proceeding against him/her. He/she shall give the Company an opportunity, at its own expense, to handle and defend the same before he/she undertakes to handle and defend it on his/her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation or By-Laws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

g. RELIANCE ON REPORTS. Each member of the Committee and each member of the Board shall be fully justified in relying or acting in good faith upon any report made by the independent public accountant of the Company and its Subsidiaries and upon any other information furnished in connection with the Plan by any person or persons other than himself. In no event shall any person who is or shall have been a member of the Committee or of the Board be liable for any determination made or other action taken or any omission to act in reliance upon any such report or information or for any action taken, including the furnishing of information, or failure to act, if in good faith.

h. RELATIONSHIP TO OTHER BENEFITS. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company or any Subsidiary.

i. EXPENSES. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

j. PRONOUNS. Masculine pronouns and other words of masculine gender shall refer to both men and women.

k. TITLES AND HEADINGS. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

12. CHANGES IN CAPITAL STRUCTURE

Options, SARs, Restricted Stock Awards, Performance Share Awards and any agreements evidencing such Awards shall be subject to adjustment by the Committee as to the number and type (or class) and price per share of Stock or other considerations subject to such Awards in the event of changes in the outstanding Stock by reason of stock dividends, stock splits, recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the Date of Grant of any such Awards. In the event of any such change in the outstanding Stock, the aggregate number and type (or class) of shares available under the Plan (and pursuant to individual to Award limits) shall be appropriately adjusted by the Committee, whose determination shall be conclusive.

13. AMENDMENTS AND TERMINATION

The Board may at any time and for any reason terminate the Plan or, with the express written consent of a Holder for any changes that are detrimental to such Holder, cancel or reduce or otherwise alter his outstanding Awards thereunder if, in its judgment, the tax, accounting, or other effects of the Plan or potential payouts thereunder would not be in the best interest of the Company. The Board may, at any time, or from time to time, amend or suspend and, if suspended, reinstate, the Plan in whole or in part, provided, however, that any amendment of the Plan shall be subject to the approval of the Company's shareholders to the extent required by applicable laws, regulations or rules. The Committee may permit Awards to be granted in exchange for the cancellation of other Awards. The Committee may permit the amendment of Awards, subject to the express written consent of a Holder for any changes that are detrimental to such Holder.

14. GOVERNING LAW

The Plan shall be governed by, and construed in accordance with, the laws of the State of California (except its choice-of-law provisions). Capitalized terms shall have the meaning provided in Section 2 unless otherwise provided in this Plan or applicable Award agreement.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 27, 2005

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number 1-8978

LONGS DRUG STORES CORPORATION

(Exact name of registrant as specified in its charter)

Maryland	**68-0048627**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
141 North Civic Drive Walnut Creek, California	**94596**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (925) 937-1170

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common stock	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as computed by the reported last sale price of the registrant's common stock on the New York Stock Exchange at the close of business on July 29, 2004 was approximately $761,879,000.

There were 37,487,201 shares of common stock outstanding as of February 24, 2005.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Annual Report on Form 10-K, to the extent not set forth herein, is incorporated by reference from specified portions of our definitive Proxy Statement for our 2005 Annual Meeting of Stockholders.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements relate to, among other things, pharmacy and front-end sales and gross profits; cost reductions; changes in supply chain practices; workers' compensation costs; liquidity and cash requirements; working capital reductions; the number of store openings, closures and remodels; the level of capital expenditures; contractual commitments; third-party sales as a percentage of total pharmacy sales; and our effective tax rate and are indicated by words or phrases such as "continuing," "expects," "estimates," "believes," "plans," "anticipates," "will" and other similar words or phrases.

These forward-looking statements are based on our current plans and expectations and involve risks and uncertainties that could cause actual events and results to vary materially from those included in or contemplated by forward-looking statements we make. These risks and uncertainties include, but are not limited to, those set forth below:

- Changes in economic conditions generally or in the markets we serve;
- Economic softness and unemployment;
- Consumer preferences and spending patterns;
- Competition from other drugstore chains, supermarkets, mass merchandisers, discount retailers, on-line retailers, other retailers and pharmacy benefit management companies;
- The growth of mail order pharmacies, and changes in some third-party health plans requiring mail order fulfillment of certain medications;
- The frequency and rate of introduction of successful new prescription drugs;
- The introduction of lower priced generic drugs;
- The efforts of third-party payers to reduce prescription drug costs;
- The impact of rising gasoline prices on consumer spending and the economy in general;
- The effects of war and terrorism on economic conditions and consumer spending patterns;
- Continued good relationships with our employees;
- Labor unrest in the same or competitive industries;
- The impact of rising workers' compensation, health and welfare and energy costs on our operations;
- The success of our advertising and merchandising strategies;
- Our ability to integrate our pharmacy, mail-order and pharmacy benefit management capabilities;
- Interest rate fluctuations and changes in capital market conditions or other events affecting our ability to obtain necessary financing on favorable terms;
- Consumer reaction to our remodeled stores;
- Our relationships with our suppliers;
- Our ability to obtain adequate insurance coverage;
- Our ability to hire and retain pharmacists and other store and management personnel;
- The availability and cost of real estate for new stores;
- The impact of pending or future litigation;
- The impact of state and federal budget deficits on government healthcare spending and on economic conditions generally;
- The impact of Medicare, Medi-Cal and similar government-sponsored health plans on our pharmacy sales and profitability;
- The effectiveness of workers' compensation reform efforts, especially in California;
- Changes in state or federal legislation or regulations affecting our businesses;
- Our ability to execute our previously announced initiatives;
- Changes in internal business processes associated with supply chain and other initiatives;
- Our ability to successfully implement new technology, including a perpetual inventory system;
- Disruption in our supply chain due to system conversions;
- Our ability to increase self-distribution, including locating or building a new front-end distribution center;
- Our ability to improve our purchasing of front-end and pharmacy products;
- Changes to accounting policies and practices or internal controls; and
- Other factors discussed in this report under "Risk Factors" and elsewhere or in any of our other SEC filings.

In addition, because we lack a perpetual inventory system, our ability to accurately forecast and track our gross profits and inventory levels during periods between our quarterly physical inventories is limited. Therefore, our actual gross profits and inventory levels may vary materially from the gross profits and inventory levels included in or contemplated by forward-looking statements we make.

We assume no obligation to update our forward-looking statements to reflect subsequent events or circumstances.

TABLE OF CONTENTS

PART I

Item 1. *Business*

Overview

Longs Drug Stores Corporation was founded in 1938 in Oakland, California by two brothers, Tom and Joe Long. Today, we operate in two business segments, retail drug stores and, through our RxAmerica subsidiary, pharmacy benefit management, or PBM. For financial information about these segments, see Note 11, "Segment Information" in the accompanying notes to our consolidated financial statements. We operate on a 52/53-week fiscal year ending on the last Thursday in January. Our 2005 fiscal year contained 52 weeks of operations and ended on January 27, 2005.

Through our retail drug store segment, we are one of the most recognized retail drug store chains on the West Coast of the United States and in Hawaii, with 472 stores in California, Colorado, Hawaii, Nevada, Washington and Oregon and one mail order pharmacy as of January 27, 2005. Our retail drug stores have a long history of serving the health and well-being needs of customers through customer-oriented pharmacy services and convenient product offerings that include over-the-counter medications, health and beauty products, cosmetics, photo and photo processing, food and beverage items and greeting cards.

Our PBM segment provides a range of services, including plan design and implementation, claims administration and formulary management to third-party health plans and other organizations.

Our corporate offices are located at 141 North Civic Drive, Walnut Creek, California 94596, telephone (925) 937-1170. Our common stock is listed on the New York Stock Exchange under the stock symbol "LDG." General information, financial news releases and filings with the Securities and Exchange Commission, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to these reports are available free of charge on our website at www.longs.com as soon as reasonably practicable after we file them with the Securities and Exchange Commission. We submitted our 2004 annual Section 12(a) CEO certification with the New York Stock Exchange ("NYSE"). The certification was not qualified in any respect. Additionally, we filed with the Securities and Exchange Commission as exhibits to our Form 10-K for the year ended January 29, 2004 the CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

Initiatives

We are currently undertaking a series of initiatives designed to help us respond to the changing needs of our customers while improving our productivity and profitability. These initiatives fall into the following five broad categories:

- *Supply Chain*—Over the last three years, the upgrade of our supply chain systems and processes has included centralization of our merchandise procurement and replenishment, the implementation of a new distribution management system in our front-end California distribution centers and a new retail merchandise system in all of our stores, and increased self-distribution. Later upgrade efforts include the implementation of procurement and allocation systems that will be more integrated with our distribution management and retail merchandise systems, and the implementation of a system for ordering, receiving and inventory management in our stores. Our goal is to complete these supply chain upgrades in fiscal 2007. Once completed, we expect these changes to yield benefits in the form of lower cost of sales and expenses, improved merchandise replenishment, increased real-time visibility into our in-stock position, merchandise mix, product movement and gross profit. We are also in the early stages of identifying a location and designing a new distribution facility that will allow us to increase our self-distribution. Our goal is to double our self-distribution of front-end merchandise from current levels by fiscal 2008.
- *Front-end sales*—We have developed new merchandise and marketing strategies that include enhanced and expanded assortments in our core categories focusing on health, wellness, beauty and convenience.

Form 10-K

In addition, we have strengthened our everyday price competitiveness. We also have a remodeling program to upgrade and update existing stores with a format that emphasizes our merchandise strategies. These efforts have improved our competitive position in the markets we serve.

- *Pharmacy profitability*—We face an environment of significant structural changes in the pharmacy industry, including declining third-party reimbursement levels, drug re-importation, and mandatory mail-order fulfillment of prescriptions by certain health plans. In this environment, we have centralized our pharmacy procurement, increased generic utilization and upgraded our pharmacy systems in an effort to lower our cost per prescription.
- *Customer service*—In order to maintain and improve our reputation for excellent customer service, we have developed customer service standards and are measuring our performance on important service attributes.
- *Operational processes*—We are developing new and more efficient operational processes to help us reduce expenses and increase our focus on superior customer service. We have established labor standards and improved workflow processes, and are in the process of installing time and attendance, labor scheduling and labor forecasting systems in our stores.

Products and Services

The following table summarizes our product and service types, as a percentage of our total consolidated sales:

	Fiscal Year		
	2005	2004	2003
Pharmacy sales	47.1%	46.0%	44.2%
Front-end sales	52.2%	53.4%	55.3%
Pharmacy benefit management revenues	0.7%	0.6%	0.5%
Total consolidated sales	100.0%	100.0%	100.0%

Our retail drug stores sell prescription drugs and a wide assortment of nationally advertised brand name and private label general merchandise, which we refer to as "front-end" products. Our core front-end categories include over-the-counter medications, health and beauty products, cosmetics, photo and photo processing, convenience food and beverage items and greeting cards. In addition, we sell merchandise in non-core front-end categories such as housewares, automotive and sporting goods. To enhance customer service and build customer loyalty, we seek to consistently maintain in-stock positions in all of our merchandise categories. We will continue to develop our mix of front-end merchandise in our stores in response to the changing needs and preferences of our customers. In addition, we offer educational information to our customers about their health and well-being concerns through the *Live Healthy* section of our website, www.longs.com. We also offer a variety of health screening services in many of our stores, such as blood, glucose, osteoporosis, stroke and cholesterol testing.

Our RxAmerica subsidiary provides comprehensive PBM services nationwide including prescription benefit plan design and implementation, formulary management, claims administration and account management to third party health plans and other organizations. We have designed our PBM services to help lower prescription benefit costs for plan providers while improving healthcare access, service and treatment for covered members. We manage prescription benefit plans covering approximately 5.2 million lives with a network of pharmacies in all 50 states as well as Puerto Rico and the Virgin Islands.

Purchasing and Distribution

We are in the process of centralizing our merchandise procurement and replenishment. Several years ago, store managers had significant control over their product mix and purchased from numerous manufacturers and distributors under a decentralized organizational structure. As we upgrade our supply chain to achieve greater efficiencies and economies of scale, we have transitioned to a more centralized purchasing and replenishment structure for most of our merchandise. In addition, we have established more stringent parameters for merchandise purchased by store managers in order to preserve our ability to respond to the local preferences and needs of our customers while improving our profitability.

We distribute centrally procured merchandise to our stores through our distribution centers in California and Hawaii, while merchandise purchased by our store managers is delivered directly to our stores by our vendors. As we shift to a more centralized purchasing approach, we have substantially increased the volume of merchandise received, stored and delivered through our distribution centers. We are also in the early stages of identifying a location and designing a new distribution facility that will allow us to increase our self-distribution. Our goal is to double our self-distribution of front-end merchandise from current levels by fiscal 2008.

Store deliveries from our distribution centers take place primarily through a leased fleet and contract drivers.

Advertising

We advertise primarily through promotional advertisements and circulars in major daily newspapers and advertisements on radio and television. We centrally manage the majority of our advertising efforts. Our approach is to regionalize our advertising and use the most efficient media mix within a geographic area. We use rebates and allowances received from vendors to fund a significant portion of our total advertising spending.

Technology

We are upgrading technology throughout our company in an effort to improve our efficiency, productivity and profitability.

All of our stores utilize pharmacy systems to facilitate filling prescriptions, analyze drug interactions and adjudicate third-party claims, which allows our pharmacists to fill prescriptions accurately and efficiently with reduced risk of adverse drug interaction. We route some of the prescriptions that we receive to our automated central prescription fill centers, which provide increased productivity and reduced prescription fill costs. We have also installed advanced pill-dispensing robotics in many of our high-volume pharmacies. The fill centers and robotic technology enable our pharmacists to spend more time with customers while maintaining high quality customer service standards.

Our stores also utilize computer-assisted ordering and replenishment systems for certain goods that track sales and merchandise on hand and plan orders as necessary, and point-of-sale systems that facilitate customer check-out and allow us to process a high volume of transactions efficiently. We also have digital photo technology systems in over 85% of our stores.

We are making extensive system changes as part of our efforts to upgrade our supply chain. We have implemented a new distribution management system in our front-end California distribution centers and a new retail merchandise system in all of our stores. We also have laid the groundwork for later stages of the project, which include the implementation of procurement and allocation systems that will be more integrated with our distribution management and retail merchandise systems, and the implementation of a system for ordering, receiving and inventory management in our stores.

Mail Order

In April 2003, we added mail-order prescription services through our acquisition of American Diversified Pharmacies, Inc. (ADP). With this acquisition, we gained entry into one of the fastest growing distribution channels for prescription drugs in the United States. Our mail order capabilities complement our in-store pharmacies as well as our PBM service offerings.

Internet

Through our website, www.longs.com, our customers can access our company information and extensive health and welfare information, refill prescriptions and purchase certain over-the-counter medications 24 hours a day, 7 days a week. Customers may have items mailed to them or may pick them up at their local store. We believe that this sales channel provides customers with added flexibility and convenience.

Trademarks

We hold various trademarks, trade names (including, but not limited to, Longs, Longs Drugs, Longs Pharmacy, E-fills and RxAmerica) and business licenses that are essential to the operation of our business. These trademarks and licenses have varying terms and are generally renewable indefinitely.

Employees

As of January 27, 2005, we had approximately 22,000 full-time and part-time employees. We hire additional temporary employees as needed, especially during peak seasons. Virtually all of our employees are non-union, and we believe that our relationship with our employees is good.

Regulation

Our pharmacies and pharmacists are licensed by the appropriate state boards of pharmacy. Our distribution centers are also registered with the Federal Drug Enforcement Administration. Applicable licensing and registration requirements necessitate our compliance with various state statutes, rules and regulations.

In recent years, an increasing number of legislative proposals have been introduced and passed in Congress and in some state legislatures that could result in major changes in health care coverage, delivery and reimbursement, both nationally and at the state level. For example, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 included new prescription drug benefits for Medicare participants.

Also, in recent years, both federal and state authorities have proposed or passed new legislation that imposes on healthcare providers, including pharmacies, significant additional obligations concerning the protection of confidential patient medical records and information. The Health Insurance Portability and Accountability Act, or HIPAA, imposes certain requirements, including the protection of confidential patient medical records and other information. Compliance with these regulations, particularly HIPAA, requires that we implement complex changes to our systems and processes.

As a publicly traded corporation, we are subject to numerous federal securities laws and regulations, including the Securities Act of 1933 and the Securities Exchange Act of 1934 and related rules and regulations promulgated by the SEC, and the Sarbanes-Oxley Act of 2002. These laws and regulations impose significant requirements in the areas of accounting and financial reporting, corporate governance and insider trading, among others.

Competition

The retail drug store industry is highly competitive. We compete with local, regional and national companies, including other drug store chains, independent drug stores, supermarket chains, discount retailers, on-line retailers, mail order pharmacies, and mass merchandisers. We compete on the basis of price, merchandise quality, product mix, convenience and customer service. We believe continued consolidation of the drug store industry and continued new store openings will further increase competitive pressures in the industry.

In the PBM industry, our competitors include large regional and national PBMs, some of which are owned by our competitors in the retail drug store industry. We compete on the basis of our ability to facilitate the reduction of prescription drug costs for our customers through plan design and implementation as well as the quality and scope of the services we offer.

Concentrations

All of our sales occur within the United States. We do not derive revenues from sales in foreign countries or export sales. No single customer accounts for 10% or more of our total sales. We do not believe that the loss of any one customer or group of customers under common control would have a material effect on our business.

We obtain approximately half of our total merchandise, including over 90% of our pharmaceuticals, from a single supplier, AmerisourceBergen Corporation, with whom we have a long-term supply contract that is scheduled to expire in fiscal 2007. Any significant disruptions in our relationship with AmerisourceBergen Corporation could have a material adverse effect on us.

Our stores, mail order pharmacy, distribution centers and corporate offices are located in the western United States, with the majority of our stores in California. Risks prevalent in this region include, but are not limited to, the adverse economic effects of significant state budget deficits, legislative or other governmental actions reducing prescription reimbursement payments to us or increasing our liability with respect to workers' compensation, major earthquakes, periodic energy shortages and rising energy costs, and shipping and other transportation-related disruptions. Because of our geographic concentration, these risks could result in significant disruptions to our business or increased operating expenses.

Seasonality

Our business is seasonal, peaking in the fourth fiscal quarter when front-end sales benefit from the holiday season. Pharmacy sales and over-the-counter medications also benefit in the fourth fiscal quarter from the winter cold and flu season.

Item 2. *Properties*

Stores

	Fiscal Year		
	2005	2004	2003
Number of stores, beginning of period	470	455	436
Stores opened	4	18	22
Stores closed	(2)	(3)	(3)
Number of stores, end of period	472	470	455
Store relocations	2	1	3

We also remodeled 40 stores during fiscal 2005 and 20 stores during fiscal 2004, and we plan to remodel up to 40 additional stores in fiscal 2006.

Our stores are located in the following states:

	January 27, 2005	January 29, 2004	January 30, 2003
California	397	394	380
Hawaii	31	31	32
Nevada	17	17	15
Washington	16	17	17
Colorado	9	9	9
Oregon	2	2	2
Total	472	470	455

Form 10-K

Our stores vary in size, with the majority ranging from 15,000 to 30,000 square feet. Our stores average approximately 23,000 square feet in size, of which approximately 16,000 square feet is devoted to selling space. The average size of the stores we opened in fiscal 2005 is approximately 18,000 square feet. We lease 58% of our stores from third parties. Of the remaining stores, 31% are company-owned buildings on company-owned land, and 11% are company-owned buildings on leased land.

Distribution Centers

We operate the following distribution centers:

Location	Leased/ Owned	Square Feet
Lathrop, California (front-end merchandise)	Owned	427,000
Ontario, California (front-end merchandise)	Owned	353,000
Ontario, California (pharmaceutical inventories)	Leased	36,000
Honolulu, Hawaii (front-end merchandise)	Owned	48,000

We also lease supplemental warehouse space as needed, especially during our high-volume seasonal periods.

Other Properties

We have two principal company-owned corporate office facilities in California, with a total of 142,000 square feet, and we lease an additional 61,000 square feet of office space, also in California. We also lease 38,000 square feet of office space for our PBM segment in Salt Lake City, Utah. Our remaining properties are not material, either individually or in the aggregate.

Item 3. ***Legal Proceedings***

We are subject to various lawsuits and claims arising in the normal course of our businesses. In the opinion of management, after consultation with counsel, the disposition of these matters arising in the normal course of business is not likely to have a material adverse effect, individually or in the aggregate, on our financial position or results of operations.

Item 4. ***Submission of Matters to a Vote of Security Holders***

There were no matters submitted to a vote of stockholders during the fourth quarter of fiscal 2005.

PART II

Item 5. *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The New York Stock Exchange is the principal market for our common stock, which is traded under the symbol "LDG." Our transfer agent is Wells Fargo Shareowner Services, P.O. Box 64854, St. Paul, MN 55164-0854. There were approximately 2,617 stockholders of record as of February 24, 2005.

Quarterly high and low closing stock prices, based on the New York Stock Exchange composite transactions, are shown below:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Fiscal Year	
	Low	High	Low	High	Low	High	Low	High	Low	High
Fiscal 2005	$17.75	$22.40	$19.44	$23.95	$20.91	$26.10	$24.70	$27.80	$17.75	$27.80
Fiscal 2004	$13.44	$21.98	$14.24	$19.53	$18.05	$23.52	$21.89	$25.10	$13.44	$25.10

Quarterly dividends per share are summarized as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Fiscal 2005	$0.14	$0.14	$0.14	$0.14	$0.56
Fiscal 2004	$0.14	$0.14	$0.14	$0.14	$0.56

In March 2003, our board of directors authorized the repurchase of up to 2,000,000 shares of our common stock through January 2009, for a maximum total purchase price of $50 million. Through the end of fiscal 2005, we repurchased 1,245,360 shares under this authorization at a total cost of $24.9 million.

The following is a summary of our common stock repurchases during the fourth quarter of fiscal 2005:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
Month #1				
October 29, 2004 - November 25, 2004	—	$ —	—	1,108,300
Month #2				
November 26, 2004 -December 30, 2004	—	$ —	—	1,108,300
Month #3				
December 31, 2004 - January 27, 2005	353,660	$27.16	353,660	754,640
Total	353,660	$27.16	353,660	754,640

(1) All of the shares repurchased during the quarter ended January 27, 2005 were under the March 2003 authorization by the board of directors.

Form 10-K

Item 6. *Selected Financial Data*

	Fiscal Year[1]				
	2005 (52 weeks)	2004 (52 weeks)	2003 (52 weeks)	2002[2] (53 weeks)	2001 (52 weeks)
	(Dollars in thousands except per share data)				
Financial Statistics					
Sales	$4,607,873	$4,526,524	$4,426,273	$4,304,734	$4,027,132
Gross profit	1,186,485	1,144,421	1,136,847	1,079,252	1,025,261
Operating and administrative expenses	1,018,560	1,000,994	990,209	912,600	843,844
Depreciation and amortization	85,259	83,595	77,736	78,193	69,283
Provision (benefit) for store closures and asset impairments, net	1,401	7,438	10,754	(1,682)	28,404
Legal settlements and other disputes, net	10,773	(7,007)	469	860	(6,831)
Operating income	70,492	59,401	57,679	89,281	90,561
Interest expense, net	13,354	13,379	13,035	14,016	16,277
Income taxes	20,578	16,258	13,317	28,097	29,400
Income before cumulative effect of accounting change[3]	36,560	29,764	31,327	47,168	44,884
Net income	36,560	29,764	6,702	47,168	44,884
Basic earnings per common share:					
Income before cumulative effect of accounting change	0.98	0.80	0.83	1.26	1.19
Net income	0.98	0.80	0.18	1.26	1.19
Diluted earnings per common share:					
Income before cumulative effect of accounting change	0.97	0.79	0.82	1.25	1.19
Net income	0.97	0.79	0.18	1.25	1.19
Dividends per common share	0.56	0.56	0.56	0.56	0.56
Total assets	1,411,163	1,442,112	1,352,071	1,411,591	1,353,667
Working capital[4]	235,539	173,577	242,563	236,660	159,447
Long-term debt	145,688	114,558	181,429	198,774	198,060
Deferred income taxes and other long-term liabilities	73,298	50,695	34,074	43,490	23,118
Equity	727,137	713,921	716,470	721,573	683,795
Capital expenditures and acquisitions	91,179	113,999	93,944	117,126	134,093
Operating Statistics					
Number of stores at year end	472	470	455	436	430
Average sales per unit[5]	$ 9,693	$ 9,662	$ 9,920	$ 10,021	$ 9,565
Same-store sales growth (decline)[6] (52-week basis)	0.6%	(0.2)%	2.8%	4.0%	3.3%
Selling square footage at year end *(thousands)*	7,694	7,657	7,476	7,217	7,170
Average sales per selling square foot (52-week basis)	$ 590	$ 594	$ 601	$ 594	$ 568
Number of employees at year end	22,000	22,900	22,200	22,200	22,100

(1) We operate on a 52/53-week fiscal year ending on the last Thursday in January.

(2) We acquired full ownership of RxAmerica, our PBM segment, in the third quarter of fiscal 2002. Prior to the acquisition, RxAmerica was a joint venture between Longs and Albertson's, and its results of operations, which were reported using the equity method of accounting, were not material to us. See "Segment

Information" in the accompanying notes to our consolidated financial statements for a summary of RxAmerica's impact on our sales, operating income and total assets for the fiscal years ended January 27, 2005, January 29, 2004 and January 30, 2003.

(3) Upon adoption of SFAS No. 142, *Goodwill and Other Intangible Assets*, in fiscal 2003, we recognized a transitional goodwill impairment charge of $41.0 million ($24.6 million or $0.64 per diluted share after tax), as the cumulative effect of a change in accounting principle. Also as required by SFAS No. 142, in fiscal 2003 we discontinued the amortization of goodwill and certain other intangible assets deemed to have indefinite lives. In both fiscal 2002 and fiscal 2001, amortization expense for these assets, net of the related income tax effects, was $4.1 million, or $0.11 per diluted share.

(4) Working capital is defined as current assets less current liabilities. Current liabilities as of the end of fiscal 2004 included $91.9 million for the current maturities of debt, which included $50 million borrowed under a revolving line of credit that we replaced in fiscal 2005 and $41.9 million of private placement note principal payments due in fiscal 2005. The inclusion of these amounts had the effect of reducing working capital as of the end of fiscal 2004.

(5) Units include our retail drug stores and mail order facility (acquired in April 2003).

(6) Same-store sales statistics serve as a measure of our sales growth excluding the effect of opening new stores or closing stores. We compute same-store sales growth on a monthly basis, by comparing sales in the current fiscal month with those of the same fiscal month of the previous fiscal year for those stores that have been open for at least 13 complete consecutive fiscal months. This computation has the effect of measuring sales increases or decreases each month only for those stores that were open during all of the same month of the previous fiscal year. We compute quarterly and annual same-store sales growth by accumulating the monthly same-store sales results for those quarterly and annual periods.

Form 10-K

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and the related notes. This discussion contains forward-looking statements based upon our current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions, as set forth under "Cautionary Statement Regarding Forward-Looking Statements." Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth in the following discussion and under "Risk Factors" and elsewhere in this Form 10-K.

OVERVIEW

We continued to face an environment of economic sluggishness and increasing competition during fiscal 2005. U.S. economic growth has improved and unemployment has declined. However, the recovery in California, our primary market, has been more gradual than that of the broader national economy, and the state's unemployment rate remains above the national average. Significant federal and state budget deficits, record government borrowing and rising gasoline prices also have helped create an environment of economic uncertainty, particularly in California. Additionally, the competitive landscape is changing in many of the markets in which we do business. Other large retail drug store chains and mass merchandisers are expanding in our markets, and we are facing increased competition from non-traditional channels such as the Internet and mail-order pharmacies.

In this environment, we have undertaken significant organizational and operational changes. These changes affect our store operations, merchandising and marketing strategies, information technology systems, compensation arrangements, and senior management organizational structure and responsibilities. In a difficult and uncertain economy, and a highly competitive market, we believe these changes are necessary to become a stronger competitor and build a foundation for more profitable long-term growth. Our changes fall into the following five broad initiative categories:

- Supply chain
- Front-end sales
- Pharmacy profitability
- Customer service
- Operational processes

During the course of fiscal 2005, we made progress on activities to support these five broad strategic initiatives:

- We shifted our front-end merchandise mix toward our core categories of health, wellness, beauty and convenience. We believe this shift strengthens our competitive offering and improves our control over the profitability of our sales. We will continue to make adjustments to our front-end merchandise assortments in an effort to further improve our competitive position and profitability.
- We remodeled 40 additional stores during fiscal 2005, bringing the total number of stores with our new look to 72, or approximately 15% of our chain. While we are continuing to evaluate the results of our remodel efforts, we have observed improvements in sales, gross profit and operating expenses for our remodeled stores as a group. We plan to remodel up to an additional 40 stores in fiscal 2006, and by the end of fiscal 2008 we anticipate that approximately 50% of our stores (including remodels and new stores) will reflect our new look.
- As part of our customer service enhancement initiatives, we improved our in-stock position and store standards, and initiated a program to quantify and measure service on seven key attributes on a weekly basis.

- We implemented work process improvements at our stores that resulted in improved management of inventory and operating expenses. We will continue to pursue further cost reductions in an effort to better leverage our operating and administrative expenses.
- We made significant improvements in technology in our supply chain and our stores. As part of our supply chain upgrade, we have installed a distribution management system in our two front-end California distribution centers and a retail merchandise system in all of our stores. In fiscal 2006, we plan to begin implementing procurement and allocation systems that will be more integrated with our distribution management and retail merchandise systems, after which we will begin further upgrade efforts, including a store system for ordering, receiving and inventory management. Our goal is to complete these supply chain upgrades in fiscal 2007. In our stores, we have begun installing anti-theft electronic article surveillance technology, enhanced check stand merchandise scanners, a new time and attendance system and new point-of-sale payment system capabilities, and we expect to complete these installations in fiscal 2006. We also plan to install labor scheduling and labor forecasting systems during fiscal 2006.
- We took several steps to improve our pharmacy profitability, including better buying, increased generic utilization and work flow efficiencies. We believe that our pharmacy benefit management segment and mail-order business will be important to our pharmacy profitability in the future.
- We increased the capabilities of RxAmerica, our pharmacy benefit management subsidiary, to pursue continued growth in this segment.
- We are taking a series of steps to improve the cash flow performance of underperforming stores. The sales, gross profit, operating margin and cash flow for these stores as a group improved in fiscal 2005 compared to fiscal 2004. We are continuing to monitor the performance of these stores.
- We strengthened the safety culture at Longs, resulting in a further reduction in the number of work-related accidents. Our workers' compensation claims decreased 22% in fiscal 2005 from the previous year, and 36% over two years. We intend to continue to improve our safety culture in an effort to preserve the health and welfare of our employees and reduce our workers' compensation costs.

We expect continued economic sluggishness and intense competitive activity in our markets in fiscal 2006. We plan to continue to make significant changes to our operations in an effort to further strengthen our competitive position while improving our profitability and long-term growth prospects.

RESULTS OF OPERATIONS

Sales

	Fiscal Year		
	2005	2004	2003
Sales (*Thousands*)	$4,607,873	$4,526,524	$4,426,273
Sales Growth over Previous Year	1.8%	2.3%	2.8%
Same-Store Sales Growth (Decline) (52-week basis)	0.6%	(0.2)%	2.8%
Impact of 53rd Week on Sales Growth	—	—	(1.8)%
Pharmacy Sales Growth	4.1%	6.4%	4.6%
Same-Store Pharmacy Sales Growth (52-week basis)	2.7%	3.5%	5.8%
Pharmacy as a % of Total Retail Drug Store Sales	47.4%	46.3%	44.4%
% of Pharmacy Sales Covered by Third Party Health Plans	91.9%	91.2%	90.7%
Front-End Sales Growth (Decline)	0.4%	(1.2)%	0.8%
Same-Store Front-End Sales Growth (Decline) (52-week basis)	(1.3)%	(3.2)%	0.5%
Front-End as a % of Total Retail Drug Store Sales	52.6%	53.7%	55.6%

Fiscal 2005 versus Fiscal 2004

Sales increased 1.8% in fiscal 2005 over fiscal 2004, with same-store sales increasing 0.6%. Growth in the number of stores accounted for most of the total sales increase. Higher mail order sales and PBM revenues also contributed to total sales growth.

A strike against three major grocery chains in Southern California that began in October 2003 and ended in February 2004 resulted in increased sales in some of our Southern California stores, primarily in the fourth quarter of fiscal 2004. We estimate that the strike favorably impacted our fiscal 2004 same-store sales by 0.8 to 1.0 percentage points.

Pharmacy sales increased 4.1% in fiscal 2005 over fiscal 2004, with same-store pharmacy sales increasing 2.7%. The increase in same-store pharmacy sales was primarily due to an increase in the average retail price per prescription over fiscal 2004, partially offset by a decline in same-store prescription volume. The increase in the average retail price per prescription was lower than in recent years, due in part to the increased utilization of lower-priced, high-volume generic drugs. We expect that average retail prices for prescription drugs will continue to rise due to pharmaceutical cost inflation and the continued introduction and usage of newer and more expensive drugs, partially offset by continuing increases in utilization of generic drugs.

The decrease in our same-store prescription volume was partially due to declines in allergy and anti-ulcer prescriptions following the conversion of Claritin and Prilosec from prescription to over-the-counter status, continued health concerns over women's hormone replacement therapy drugs, and a mild cold and flu season on the West Coast. While the conversion of prescription drugs to over-the-counter status has a negative impact on our prescription volumes, over the long term we expect several favorable industry trends to positively impact our prescription volumes. These industry trends include an aging U.S. population consuming a greater number of prescription drugs, the growing usage of prescription drugs as preventive therapy by healthcare providers and the introduction of new drugs. Factors that could offset these favorable trends include increasing competition, including competition from the rapidly growing mail-order channel, and rising prescription drug costs, which could cause consumers to reduce their purchases of prescription drugs or third-party health plans to reduce their coverage of prescription drug costs for their members.

Pharmacy sales were 47.4% of total drug store sales in fiscal 2005, compared to 46.3% in fiscal 2004. We expect pharmacy sales to continue to increase as a percentage of total drug store sales as pharmacy sales continue to increase faster than front-end sales.

Third-party health plans covered 91.9% of our pharmacy sales in fiscal 2005, compared to 91.2% in fiscal 2004. We expect third-party sales to remain over 90% of our total pharmacy sales for the foreseeable future due to significant consumer participation in managed care and other third-party plans. The scheduled addition of a prescription drug benefit to Medicare in 2006 could further increase third-party sales as a percentage of total pharmacy sales.

Front-end sales increased 0.4% in fiscal 2005 from fiscal 2004, with same-store front-end sales decreasing 1.3%. The decline in same-store front-end sales was partially due to the Southern California grocery strike, which favorably affected last year's front-end sales. In addition, as part of our efforts to improve our merchandise offering, we have shifted our front-end merchandise mix toward our core categories of health, wellness, beauty and convenience, resulting in lower sales in non-core categories. We will continue to make adjustments to our front-end merchandise assortments in an effort to further improve our competitive position and profitability. A continued industry-wide decline in photo processing sales due to consumers' continued migration to digital photography technology also adversely affected same-store front-end sales in fiscal 2005. We expect this trend to continue.

The economic environment continues to be difficult in our markets. Over the past year, U.S. economic growth has improved and unemployment has declined. However, the recovery in California, our primary market, has been more gradual than that of the broader national economy, and the state's unemployment rate remains above the national average. Significant federal and state budget deficits, record government borrowing and rising gasoline prices also have helped create an environment of economic uncertainty, particularly in California. We anticipate that the economy in California will continue to be difficult in fiscal 2006.

Fiscal 2004 versus Fiscal 2003

Sales increased 2.3% in fiscal 2004 over fiscal 2003. Growth in the number of stores accounted for a 2.4% increase in total sales, offset by a decrease in same-store sales of 0.2%. Mail order sales and higher PBM revenues also contributed to total sales growth. We estimate that the Southern California grocery strike favorably impacted our fiscal 2004 same-store sales by 0.8 to 1.0 percentage points.

Pharmacy sales increased 6.4% in fiscal 2004 over fiscal 2003, with same-store pharmacy sales increasing 3.5%. The increase in same-store pharmacy sales was primarily driven by an increase in the average retail price per prescription over fiscal 2003, partially offset by a decline in same-store prescription volume. The decrease in our same-store prescription volume in fiscal 2004 was partially due to the conversion of the allergy drug Claritin from prescription to over-the-counter status in December 2002, health concerns over women's hormone replacement therapy drugs and sluggish economic growth.

Pharmacy sales were 46.3% of total retail drug store sales in fiscal 2004, compared to 44.4% in fiscal 2003. Third-party health plans covered 91.2% of our pharmacy sales in fiscal 2004, compared to 90.7% in fiscal 2003.

Front-end sales decreased 1.2% in fiscal 2004, with same-store front-end sales decreasing 3.2%. The decline in front-end sales in fiscal 2004 was primarily due to economic weakness and high unemployment, particularly in California; a decline in sales in our photo category, primarily due to consumers' continued migration to digital photography technology; supply chain disruptions due to the implementation of a new distribution management system in our Northern California distribution center; and the war in Iraq, which adversely affected consumer spending in our first fiscal quarter. Increased sales in some of our Southern California stores resulting from the grocery strike partially offset these factors.

Gross Profit

	Fiscal Year		
	2005	2004	2003
Gross Profit *(Thousands)*	$1,186,485	$1,144,421	$1,136,847
Gross Profit %	25.7%	25.3%	25.7%
LIFO Provision *(Thousands)*	$ 5,500	$ 1,400	$ 6,150

Fiscal 2005 versus Fiscal 2004

Gross profit was 25.7% of sales in fiscal 2005, compared to 25.3% in fiscal 2004. The increase was primarily due to a more profitable sales mix, improved inventory management and the increased utilization of generic drugs, which generally have higher gross profit percentages than name-brand drugs. Better buying practices resulting from our progress in centralizing procurement, advertising and promotional activities also contributed to our improved gross profit percentage.

Continued reductions in prescription drug reimbursement rates from third-party health plans, including government-sponsored plans such as Medi-Cal, partially offset the increase in our gross profit percentage. In addition, pharmacy sales have lower gross profit percentages than front-end sales, and as pharmacy sales continued to grow as a percent of total sales, our overall gross profit as a percent of sales was adversely impacted. Gross profit in fiscal 2004 also included a benefit of $3.6 million related to the resolution of a pricing dispute with a vendor.

Our LIFO provision, which is included in cost of sales, was $5.5 million in fiscal 2005, compared to $1.4 million in fiscal 2004. The increase of $4.1 million, which negatively affected our gross profit, was primarily due to higher net inflation compared to last year, when we experienced a deflationary environment in many of our front-end categories. The LIFO provision fluctuates with inflation rates, inventory levels and merchandise mix.

We will continue to make adjustments to our front-end merchandise assortments in an effort to further improve the profitability of our sales mix. Further, our supply chain initiative includes continuing efforts to improve our buying practices and inventory management and reduce our distribution costs. We also expect that the utilization of generic drugs will continue to increase. We expect that continuing reductions in third-party reimbursement levels and increasing pharmacy sales as a percent of total sales will at least partially offset these favorable effects on our gross profit percentage.

In addition to the acquisition cost of inventory sold (net of merchandise rebates and allowances), we include in-bound freight, receiving, warehousing, purchasing and distribution costs, and advertising expenses (net of advertising rebates and allowances) in our cost of sales. We classify store occupancy costs as a component of operating and administrative expenses. Our gross profit percentages may not be comparable to those of some other retailers who include distribution and advertising costs in their operating expenses, or store occupancy costs in their cost of sales.

Fiscal 2004 versus Fiscal 2003

Gross profit was 25.3% of sales in fiscal 2004, compared to 25.7% in fiscal 2003. The decrease was primarily due to increased markdowns to reduce merchandise inventories in our non-core categories and higher distribution and merchandise costs as a result of the implementation of a new distribution management system in our Northern California distribution center and higher than anticipated volume in our Southern California distribution center due to the grocery strike.

Continued reductions in prescription drug reimbursement rates from third-party health plans, including government-sponsored plans such as Medi-Cal, increased pharmacy sales as a percent of total sales, increased promotional sales as a percent of total front-end sales, and price reductions on more than 2,000 high-volume items in our core categories also contributed to the decline in our gross profit percentage in fiscal 2004.

More disciplined purchasing and economies of scale resulting from our progress in centralizing procurement, advertising and promotional activities as part of our initiative to upgrade our supply chain practices partially offset the decline in our gross profit. Gross profit in fiscal 2004 also included a benefit of $3.6 million related to the resolution of a pricing dispute with a vendor.

In addition, our LIFO provision was $1.4 million in fiscal 2004, compared to $6.2 million in fiscal 2003. The decrease in the LIFO provision, which had a positive impact on our gross profit as a percentage of sales, was primarily due to lower overall net inflation on our front-end merchandise costs during the year.

Operating and Administrative Expenses

	Fiscal Year		
	2005	2004	2003
Operating and Administrative Expenses (*Thousands*)	$1,018,560	$1,000,994	$990,209
Operating and Administrative Expenses as a Percent of Sales	22.1%	22.1%	22.4%

Fiscal 2005 versus Fiscal 2004

Operating and administrative expenses were 22.1% of sales in fiscal 2005 and in fiscal 2004. In fiscal 2004 we took a series of steps to improve our productivity and reduce our costs. These steps included a reduction of our administrative workforce by approximately 170 people in our California offices, store labor savings through workflow and staffing changes, modifications to many of our incentive compensation arrangements and the closure of certain support facilities. These actions, combined with other ongoing cost reduction efforts, resulted in lower operating and administrative expenses as a percent of sales beginning in the second half of fiscal 2004 and continuing through the first half of fiscal 2005. Our operating and administrative expense rate began to increase in the second half of fiscal 2005, primarily due to a lack of leverage on labor and related benefit costs, which increased primarily due to normal annual wage adjustments, against lower than expected sales. Expenses related to our supply chain improvement efforts and development of our PBM segment and mail-order services to support potential future growth also increased our operating and administrative expense rate.

Workers' compensation and other insurance-related expenses decreased $9.2 million, or 0.2% of sales, in fiscal 2005 compared to fiscal 2004. We are self-insured for a substantial portion of our workers' compensation and general liability costs. Our insurance-related expenses during fiscal 2005 included a $4.7 million net decrease in our self-insurance reserves, versus a $5.5 million net increase in those reserves in fiscal 2004, based on third-party actuarial valuations of our self-insured programs and reserves. The decrease in our insurance-related expenses, including the actuarial reserve adjustments, partially reflected a decline in workers' compensation claims and lower costs per claim.

Insurance costs across industries have fluctuated significantly over the last several years as a result of rising health care costs, legislative and regulatory changes, economic conditions and terrorism. Last year the California State Legislature adopted changes to the state's workers' compensation laws in an effort to reduce costs, but the effects of those changes have not yet been fully realized. We are continuing to develop our company's safety culture in an effort to reduce the number of work related injuries. Our workers' compensation claims decreased 22% in fiscal 2005 from the previous year, and 36% over two years.

Operating and administrative expenses in fiscal 2004 included net charges of $4.1 million, or 0.1% of sales, for employee termination and other costs associated with the reduction of our administrative workforce and closure of certain support facilities and a voluntary separation program for store managers announced in July 2003, partially offset by gains on the disposition of certain properties.

Fiscal 2004 versus Fiscal 2003

Operating and administrative expenses were 22.1% of sales in fiscal 2004, compared to 22.4% in fiscal 2003. A decrease in labor costs and related benefit costs reduced our operating and administrative expense rate by 0.7% of sales. This decrease was the result of a series of steps we took during the fiscal year to improve our productivity and reduce our costs. These steps included a reduction of our administrative workforce by approximately 170 people in our California offices, the closure of certain support facilities, store labor savings through workflow and staffing changes, modifications to many of our incentive compensation arrangements and a voluntary separation program for store managers announced in July 2003.

Workers' compensation and other insurance-related expenses increased $12.8 million, or 0.3% of sales, in fiscal 2004 over fiscal 2003. This increase included a $5.5 million net increase in our self-insurance reserves based on a third-party actuarial study of our self-insured programs and reserves, particularly workers' compensation, in the fourth quarter.

Operating and administrative expenses in fiscal 2004 included net expenses of $4.1 million, or 0.1% of sales, for employee termination and other costs associated with the reduction of our administrative workforce and closure of certain support facilities and the voluntary separation program for store managers, partially offset by gains on the disposition of certain properties.

Depreciation and Amortization

Depreciation and amortization expenses were $85.3 million in fiscal 2005, compared to $83.6 million in fiscal 2004 and $77.7 million in fiscal 2003. The increase in fiscal 2005 over 2004 was primarily due to increased depreciation expense resulting from capital expenditures for new stores investments, remodels and improvements to existing stores, supply chain improvements and technology; as well as accelerated depreciation of assets to be removed or replaced in our remodeled stores. The increase in fiscal 2004 over fiscal 2003 was primarily due to accelerated depreciation of $5.2 million in the first six months of fiscal 2004 arising from the abandonment of a pharmacy processing system.

Our depreciation and amortization expenses include accelerated depreciation for assets to be retired before the completion of their originally estimated useful lives, including assets to be removed or replaced in our remodeled stores. The amount of accelerated depreciation expenses related to store remodels will vary based on the level and timing of our remodel activities.

Provision for Store Closures and Asset Impairments

The provision for store closures and asset impairments is summarized as follows:

	Fiscal Year		
	2005	2004	2003
		Thousands	
Provision for store closures	$ 250	$3,542	$ 600
Asset impairments	1,151	3,896	10,154
Total	$1,401	$7,438	$10,754

Store Closures

The following is a summary of the provision for store closures and related reserves, which are included in long-term liabilities:

	Fiscal Year		
	2005	2004	2003
		Thousands	
Reserve balance—beginning of year	$ 9,544	$ 7,827	$12,551
Provision for present value of noncancellable lease obligations of stores closed, net of estimated sublease income	—	1,367	—
Changes in assumptions about future sublease income and other lease related costs	250	2,175	600
Total provision for store closures	250	3,542	600
Reserve accretion	71	—	—
Cash payments for lease related costs, net of sublease income	(2,854)	(1,825)	(5,324)
Reserve balance—end of year	$ 7,011	$ 9,544	$ 7,827
Stores closed	1	3	6

We periodically review store operating results and projections and make decisions to close stores in the normal course of business. We recognize costs associated with store closures when the related liabilities are incurred.

Our calculation of store closure costs includes significant estimates about the amounts and timing of future sublease income. These estimates are based on our historical experience, the condition and location of the properties, the lease terms and current real estate leasing market conditions. Many of our previously closed stores have long remaining lease terms, with the longest lease term ending February 2026. As a result, changes in these assumptions can significantly impact our store closure reserves.

Asset Impairments

In each of the last three fiscal years, we have identified certain underperforming stores with assets whose carrying values exceeded their related undiscounted expected future cash flows. We have also recorded asset impairment charges for the write-off of abandoned store and information technology assets.

In fiscal 2005, we recorded $1.2 million of impairment charges for underperforming stores to write the related assets down to their estimated fair values.

In fiscal 2004, we recorded $1.3 million of impairment charges for underperforming stores to write the related assets down to their estimated fair values. Also during fiscal 2004, we recorded asset impairments of $1.5 million related to the write-off of abandoned information technology assets and $1.1 million related to the long-lived assets of the stores we closed during the year.

In fiscal 2003, we recorded $5.0 million of impairment charges for underperforming stores to write the related assets down to their estimated fair values. Also in fiscal 2003, we abandoned a targeted marketing database that was originally developed as a component of our e-retail strategy and recorded an impairment charge of $5.2 million to write off the remaining net book value of this database.

Legal Settlements and Other Disputes

In June 2004, we reached an agreement to settle two purported class action lawsuits relating to the calculation of earned overtime wages for certain of our former and current store managers and assistant store managers in California. The lawsuits alleged that we improperly classified such employees as exempt under California's wage and hour laws. We denied all liability in these cases, but agreed to the settlement in order to resolve the plaintiffs' claims while avoiding protracted litigation. Under the settlement, we made cash payments of $11 million to cover claims by eligible plaintiffs, plaintiff attorneys' fees and costs, payments to the named plaintiffs and costs of a third-party administrator. We recorded a charge of $11.6 million for the total cost of this settlement, including applicable employer payroll taxes, in the second quarter of fiscal 2005. We paid these settlement costs in the second half of fiscal 2005.

We also recorded a gain of $0.8 million from the favorable settlement of a separate, unrelated class action lawsuit, for which we had filed a claim as a member of the plaintiff class, which alleged unlawful price fixing and market allocation by certain vitamin manufacturers. We received the settlement payment in the second quarter of fiscal 2005. The combined net charge resulting from these two fiscal 2005 settlements was $10.8 million.

In fiscal 2004, we recorded a combined benefit of $7.0 million related to settlements of a lease-related dispute with one of our landlords and a contract dispute with a former service provider.

Net Interest Expense

Net interest expense was $13.4 million in both fiscal 2005 and fiscal 2004 and $13.0 million in fiscal 2003. Lower average borrowings in fiscal 2005 offset higher interest rates and lower interest capitalization on construction and systems projects compared to fiscal 2004. The increase in fiscal 2004 over fiscal 2003 was due to higher average borrowings, partially offset by increased interest capitalization on construction and systems projects.

Income Taxes

Our effective income tax rate varies based on the level of our pre-tax income and the amount and timing of certain tax deductions and credits. Our effective income tax rates were 36.0% in fiscal 2005, 35.3% in fiscal 2004 and 29.8% in 2003. The lower tax rate in fiscal 2003 was primarily due to the benefits of wage and other tax credits, which reduced our effective income tax rate by 5.9 percentage points. We expect that our effective income tax rate will be approximately 37% in fiscal 2006.

Cumulative Effect of Accounting Change

In fiscal 2003, as a result of adopting SFAS No. 142, *Goodwill and Other Intangible Assets*, we recognized a goodwill impairment charge of $41.0 million ($24.6 million after tax or $0.64 per diluted share) as the cumulative effect of a change in accounting principle.

LIQUIDITY AND CAPITAL RESOURCES

General

Our primary sources of liquidity are operating cash flows and borrowings on our line of credit. We use cash to provide working capital for our operations, finance capital expenditures and acquisitions, repay debt, pay dividends and repurchase shares of our common stock.

On August 6, 2004, we replaced our $195 million unsecured revolving line of credit with a secured $280 million revolving line of credit with a syndication of banks. As of January 27, 2005, borrowings of $40 million, with a weighted average interest rate of 3.46%, were outstanding on the new secured line of credit. The new agreement, which expires in August 2009, accrues interest at LIBOR-based rates and is secured with inventory, accounts receivable and certain intangible assets. The new agreement contains customary restrictions but no financial covenants and no limitations on capital expenditures or share repurchases if availability of credit remains above a minimum level. The agreement also includes an option to increase the credit facility's borrowing and letter-of-credit capacity from $280 million to $345 million, subject to certain conditions. Borrowings on the line of credit do not require repayment until the expiration date but may be prepaid by the Company without penalty. Letters of credit totaling $30 million were outstanding under the agreement as of January 27, 2005. We pay a monthly commitment fee of 0.25% per annum on the unused portion of the line of credit.

Additionally, as of January 27, 2005 we had $114.6 million in outstanding privately placed promissory notes. These notes, which mature at various dates through 2014, bear interest at fixed rates ranging from 5.85% to 7.85%. As required by the note agreements, in August 2004 we secured our private placement notes on the same basis as the new secured revolving line of credit. The private placement notes may be redeemed at the Company's option prior to their scheduled maturities subject to an early payment premium. Current maturities of $8.9 million as of January 27, 2005 constitute regularly scheduled principal payments due in fiscal 2006.

The privately placed promissory notes contain various customary financial covenants and restrictions. Failure to comply with these covenants and restrictions, or with the restrictions included in our secured revolving line of credit, could adversely affect our ability to manage our cash requirements, and could result in higher interest costs and potentially accelerated repayment requirements. As of January 27, 2005, we were in compliance with the restrictions and limitations included in these provisions.

We believe that cash on hand, together with cash provided by operating activities and borrowings on our line of credit or replacement facilities, will be sufficient to meet our working capital, capital expenditure and debt service requirements beyond the next 12 months.

Operating Cash Flows

Net cash provided by operating activities was $181.3 million in fiscal 2005, compared to $122.1 million in fiscal 2004 and $43.2 million in fiscal 2003. The changes in our operating cash flows were primarily due to changes in working capital (defined as current assets less current liabilities) and a higher percentage of deferred income taxes versus taxes currently payable. Net changes in assets and liabilities and deferred taxes favorably affected our operating cash flows by $49.9 million in fiscal 2005, and unfavorably affected our operating cash flows by $6.8 million in fiscal 2004 and $86.2 million in fiscal 2003.

Merchandise inventories decreased $43.8 million in fiscal 2005, after increases of $33.7 million in fiscal 2004 and $37.1 million in fiscal 2003. The decrease in fiscal 2005 reflects improved inventory management in our stores and distribution centers. Inventory levels were higher in fiscal 2004 as a result of our efforts last year to remain in-stock during the system conversion in our Northern California distribution center and the Southern California grocery strike. The increase in fiscal 2003 over fiscal 2002 was primarily due to lower than anticipated sell-through of inventory during the third and fourth quarter of the year.

Pharmacy and other receivables decreased $5.6 million in fiscal 2005, and increased $28.3 million in fiscal 2004 and $12.6 million in fiscal 2003. The decrease in fiscal 2005 was primarily due to the timing of payments from customers in our PBM segment; lease-related receivables; third-party health plans; and vendors, for amounts associated with our contractual purchase arrangements. The increase in fiscal 2004 was primarily due to increased amounts owed to us from vendors as a result of changes in some of our contractual purchase arrangements, the timing of payments from customers in our PBM segment and increased pharmacy receivables arising from higher sales. The $12.6 million increase in receivables during fiscal 2003 was primarily due to increased pharmacy receivables arising from higher sales, as well as changes in payment terms for certain of our PBM customers.

Changes in current liabilities (excluding the current maturities of debt) deferred income taxes and other assets and liabilities unfavorably affected our operating cash flows by $0.8 million in fiscal 2005, versus a favorable impact of $55.1 million in fiscal 2004 and an unfavorable impact of $29.8 million in fiscal 2003. The unfavorable impact in fiscal 2005 was due to decreased accounts payable resulting from lower merchandise inventory levels, partially offset by increased accruals for workers' compensation and employee compensation and benefits. The fiscal 2005 results also reflect the reclassification of certain income tax amounts from taxes payable to deferred income taxes as a result of the acceleration of certain income tax deductions resulting from tax planning and optimization efforts. The favorable impact in fiscal 2004 was primarily due to increased accounts payable and accrued expenses resulting from higher inventory levels and improved payment terms with many of our vendors; increased employee compensation and benefits primarily related to increased workers' compensation reserves during the year; and increased taxes payable due to increased current taxes due, and the effect of income tax credits in fiscal 2003 which had the effect of lowering taxes payable in fiscal 2003. The $29.8 million decrease during fiscal 2003 was primarily due to a reduction in accounts payable and accrued expenses as a result of the resolution of a payment dispute with a vendor for amounts owed as of the end of the previous year, the acceleration of the timing of our payments to certain vendors, and lower taxes payable due to tax credits.

Closed stores will continue to impact future operating cash flows negatively as we make payments associated with our non-cancelable lease obligations associated with those stores. However, those payments will be partially, and in some cases fully, offset by sublease rental income and the elimination of the operating cash flow losses that were incurred by the closed stores prior to closure. The majority of the payments associated with closed stores will occur over their respective remaining lease terms of up to 21 years, with an average lease term of approximately 12 years. As a result, we do not expect our existing closed store obligations to affect our operating cash flows significantly in any single fiscal year unless we close a significant number of stores in a short period. Our store closure reserves were $7.0 million as of January 27, 2005.

Investing Cash Flows

Net cash used in investing activities was $84.2 million in fiscal 2005, compared to $104.3 million in fiscal 2004 and $87.2 million in fiscal 2003. Investing activities primarily consist of capital expenditures for new stores, store remodels and improvements, equipment, technology and supply chain improvements, partially offset by cash receipts from property dispositions.

Capital expenditures were $91.2 million in fiscal 2005, compared to $114.0 million in fiscal 2004 and $93.9 million in fiscal 2003. The decrease in fiscal 2005 from fiscal 2004 was partially due to the timing of expenditures for certain approved projects in fiscal 2005, which will carry over into fiscal 2006. The increased level of capital expenditures in fiscal 2004 also included investments in store pharmacy robotics and digital photography technology.

Cash receipts from property dispositions were $7.0 million in fiscal 2005, compared to $9.7 million in fiscal 2004 and $6.8 million in fiscal 2003, and primarily include the sale of company-owned locations as a result of store closures or sale-leaseback transactions. In the future, we may sell additional properties, particularly if we close stores on our company-owned properties. We also may enter into additional sale-leaseback transactions to provide funding for a portion of our capital expenditures.

We opened 4 new stores and relocated 2 stores in fiscal 2005, opened 18 new stores and relocated one store in fiscal 2004 and opened 22 new stores and relocated 3 stores in fiscal 2003. We also remodeled 40 stores during fiscal 2005 and 20 stores during fiscal 2004. We plan to open approximately 5 to 10 new stores and to remodel up to 40 existing stores in fiscal 2006. We expect net capital expenditures in fiscal 2006 to be between $120 million and $130 million, primarily for remodels and improvements to existing stores, new store investments, technology and supply chain improvements. In addition, in the ordinary course of business we may acquire stores, store-related assets including pharmacy customer lists, or other complementary businesses.

Financing Cash Flows

Net cash used in financing activities was $83.5 million in fiscal 2005, compared to $17.8 million in fiscal 2004 and $39.1 million in fiscal 2003. Our financing activities primarily consist of long-term borrowings and repayments, repurchases of common stock, dividend payments and proceeds from the exercise of stock options.

In fiscal 2005, we repaid $51.9 million of long-term borrowings, including $41.9 million of regularly scheduled principal payments on our private placement notes and $10.0 million under our revolving line of credit. In fiscal 2004, we increased our revolving line of credit borrowings by $25.0 million, and made $2.3 million of regularly scheduled principal payments on our private placement notes. In fiscal 2003, we repaid $17.6 million of long-term borrowings, including $15.0 million under our revolving line of credit and $2.1 million of regularly scheduled principal payments on our private placement notes. Our borrowing levels on our revolving line of credit fluctuate based largely on the levels of our cash flows from operations, capital expenditures and stock repurchases.

In fiscal 2005, we repurchased 736,260 shares of our common stock at a total cost of $16.9 million under a share repurchase program authorized by the Board of Directors in March 2003. In fiscal 2004, we repurchased 509,100 shares at a total cost of $8.0 million under this authorization, in addition to 853,100 shares at a total cost of $12.0 million to complete a previously authorized share repurchase program. Under the repurchase program authorized in March 2003, we are authorized to repurchase up to 754,640 additional shares of our common stock through January 2009, for a maximum additional purchase price of $25.2 million. We did not repurchase any of our common stock in fiscal 2003. Any future repurchase of our common stock will depend on existing market conditions, our financial position, and other capital requirements.

Our board of directors makes decisions about the declaration of quarterly dividends based on, among other things, our results of operations and financial position. We have paid regular quarterly dividends of $0.14 per share ($0.56 per share annually) for each of the last three fiscal years. Total dividends were $20.9 million in fiscal 2005, $21.0 million in fiscal 2004 and $21.4 million in fiscal 2003.

Proceeds from employee stock option exercises were $6.2 million in fiscal 2005, compared to $0.5 million in fiscal 2004. The increased level of stock option exercises reflects an increasing number of vested options and a higher average stock price.

Contractual Obligations

The following table summarizes our contractual obligations as of January 27, 2005:

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			Thousands		
Long-term debt	$ 154,558	$ 8,870	$ 52,597	$ 79,454	$ 13,637
Capital lease obligations	23,532	995	2,032	2,096	18,409
Operating leases	957,925	72,973	141,540	129,387	614,025
Purchase obligations	2,525,841	1,591,506	911,564	18,771	4,000
Other long-term liabilities	—	—	—	—	—
Total	$3,661,856	$1,674,344	$1,107,733	$229,708	$650,071

See "Debt," "Leases" and "Commitments and Contingencies" in the accompanying notes to our consolidated financial statements for further information about the above items.

Purchase obligations primarily represent outstanding commitments to purchase pharmaceutical inventories from AmerisourceBergen Corporation under a long-term supply contract for use in the normal course of business. Purchase obligations also include merchandise purchase commitments under other long-term supply contracts, as well as outstanding commitments under purchase orders issued in the normal course of business.

Our other long-term liabilities of $73.3 million as of January 27, 2005 consisted of deferred tax liabilities, deferred rent, capital lease obligations, and store closure reserves. These items either are not of a contractual nature, such as deferred rent and deferred income taxes, or are included elsewhere in the above table, such as capital and closed store lease obligations.

In addition to the above obligations, we incur substantial cash requirements for the payment of interest and income taxes each year. Payments for interest fluctuate based on our borrowings and interest rates. Our cash payments for interest, net of amounts capitalized, were $13.7 million in fiscal 2005, $13.8 million in fiscal 2004 and $13.7 million in fiscal 2003. Most of our outstanding debt ($114.6 million as of January 27, 2005) bears interest at fixed rates. Borrowings on our unsecured revolving line of credit ($40 million as of January 27, 2005) bear interest at LIBOR-based rates.

Our cash payments for income taxes were $15.7 million in fiscal 2005, $8.8 million in fiscal 2004 and $26.5 million in fiscal 2003. Payments for income taxes fluctuate based on our taxable income and the availability and timing of tax deductions and credits.

We also incur obligations for contributions to our Employee Savings and Profit Sharing Plan. We match a portion of our employees' voluntary contributions and provide profit sharing contributions to the plan in some years. Our contributions to the plan, which may be made in cash or in shares of our common stock, fluctuate based on the level of participation in the plan by our employees as well as our levels of income. Our contributions to this plan were $7.7 million for fiscal 2005, $7.3 million for fiscal 2004 and $8.0 million for fiscal 2003, all of which we funded with shares of our common stock.

OFF-BALANCE SHEET ARRANGEMENTS

We do not make use of any off-balance sheet arrangements that currently have or that we expect are reasonably likely to have a material effect on our financial condition, results of operations or cash flows. We utilize operating leases for many of our store locations, and from time to time we engage in sale-leaseback arrangements for financing purposes. We do not use special-purpose entities in any of our leasing arrangements.

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Uncertainties regarding such estimates and assumptions are inherent in the preparation of our financial statements, and actual results may differ from those estimates and assumptions. We believe the following critical accounting policies require the most significant judgments and estimates used in the preparation of our consolidated financial statements:

Accounts Receivable and Reserves

Our receivables primarily include amounts due from third party providers (e.g., pharmacy benefit managers, insurance companies and governmental agencies), vendors and our pharmacy benefit management customers. We maintain an allowance for the amount of these receivables that we estimate to be uncollectible. Our estimates of uncollectible amounts are based on our historical collection experience, current economic and credit conditions and any information available to us indicating that specific accounts are unlikely to be collected. We have historically collected a relatively high percentage of our accounts receivable, especially pharmacy receivables, and our credit and collection losses have not materially adversely affected us. However, if the financial condition of our third party providers, vendors or PBM customers deteriorates, we may increase the allowance for uncollectible accounts and our recovery of recorded receivables may be significantly affected.

Merchandise Inventories

We record our inventories at the lower of cost or market value. If we do not sell the merchandise at expected prices or if we make decisions to significantly reduce or eliminate merchandise items or categories, we may increase the allowance for markdowns and our realization of recorded inventories may be significantly affected.

We use the last-in, first-out (LIFO) method to determine inventory cost. The calculation of LIFO inventory costs depends on a number of factors, including annual inflation rates and year-end inventory levels and merchandise mix, that require estimates during interim periods. These estimates are subject to substantial variability and may result in significant adjustments, particularly during the fourth quarter, when final inflation rates and inventory levels and mix are determined.

Impairment of Long-Lived Assets

We review long-lived tangible assets and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. Using our best estimates based on reasonable assumptions and projections, we record an impairment loss to write the assets down to their estimated fair values if the carrying values of such assets exceed their related undiscounted expected future cash flows.

We review goodwill and other intangible assets with indefinite useful lives for impairment annually, or more frequently if events or changes in circumstances warrant. We perform our annual impairment testing during the fourth fiscal quarter, when updated financial projections are available. If the carrying values of such assets exceed their estimated fair values, we record an impairment loss to write the assets down to their estimated fair values.

We generally evaluate store-specific long-lived tangible assets and intangible assets with finite useful lives at an individual store level, which is the lowest level at which independent cash flows can be identified. We evaluate corporate assets or other long-lived assets that are not store-specific at a consolidated entity or segment level as appropriate. We evaluate goodwill at a reporting unit level in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*. Geographic regional divisions within the retail drug store segment comprise our reporting units.

Since quoted market prices are not typically available for our long-lived tangible and intangible assets, we estimate fair values for most assets based on the expected present value of future cash flows. We estimate future cash flows based on store-level historical results, current trends and operating and cash flow projections. Our estimates are subject to substantial uncertainty and may be affected by a number of factors outside of our control, including general economic conditions, the competitive environment and regulatory changes. If actual results differ from our estimates, we may record significant additional impairment charges in the future. We recorded impairment charges of $1.2 million in fiscal 2005, $3.9 million in fiscal 2004 and $10.2 million in fiscal 2003.

Store Closure Reserves

Effective with the adoption of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, on January 1, 2003, we recognize a liability for costs associated with closing a store when the liability is incurred. We record the present value of expected future lease costs, net of estimated sublease future income, when the store is closed. We record severance and other employee-related costs in the period in which we communicate the closure and related severance packages to the affected employees.

Our calculation of store closure costs includes significant estimates about the amounts and timing of future sublease income. These estimates are based on our historical experience, the condition and location of the property, the lease terms and current real estate leasing market conditions. If actual results differ from our estimates, we may significantly adjust our store closure reserves in future periods. We recorded provisions for store closures of $0.3 million in fiscal 2005, $3.5 million in fiscal 2004 and $0.6 million in fiscal 2003.

Insurance Reserves

We maintain insurance coverage for significant exposures as well as those risks required to be insured by law. It is generally our policy to retain a significant portion of certain losses related to workers' compensation, general liability, property losses, pharmacist liability, business interruptions and employee health care. We record provisions for these items based on claims experience, regulatory changes, an estimate of claims incurred but not yet reported and other relevant factors. An independent actuary periodically evaluates our most significant insurance reserves. We discount reserves for workers' compensation and general liability claims to their expected present value using an essentially risk-free interest rate. The projections involved in this estimate are subject to substantial uncertainty because of several unpredictable factors, including actual claims experience, regulatory changes, litigation trends and changes in inflation and interest rates. If claims are greater than we estimated, or if costs increase beyond what we anticipated, our recorded reserves may not be sufficient, and we may need to record significant additional expense.

Revenue Recognition

We recognize revenue from the sale of merchandise and services, net of an allowance for estimated returns, at the time the merchandise is sold or services performed. The allowance for sales returns is estimated based on our historical experience. Historically, our sales returns have not been significant, but changes in our experience could result in significant additional reserves.

We recognize revenue from our PBM segment when our RxAmerica subsidiary has completed its service obligations under its contracts, including the approval or denial of the authorization request to the participating pharmacy. RxAmerica does not take title to prescription drug inventories or assume substantial risks and rewards of inventory ownership or receivable collection. Accordingly, under our existing contracts we recognize PBM revenues from third-party health plans net of the reimbursements due to participating pharmacies. We do not recognize or otherwise reflect in our financial statements co-payments made to participating pharmacies by health plan members. We estimate certain rebate revenues in our PBM segment based on our contractual terms and prescription drug utilization mix. These estimates are subject to uncertainty and actual results could differ significantly.

Vendor Rebates and Allowances

We record merchandise rebates and allowances as a reduction of the cost of inventory and recognize the benefit through cost of sales when we sell the related inventory. We recognize advertising rebates and allowances as a reduction of advertising expense, a component of cost of sales, when we incur the related advertising expense or complete the required performance. We defer lump-sum payments received from vendors in connection with a contractual arrangement and recognize them over the contract term as a reduction of cost of sales. Some of our contractual arrangements require estimates of the rebate amounts earned and collectible. If actual rebates and allowances received differ from our estimates, we may be required to record significant adjustments to our rebates and allowances.

Other Significant Accounting Policies

The above policies are not intended to be a comprehensive list of all of our accounting policies. In many cases, generally accepted accounting principles specifically dictate the accounting treatment for a particular transaction. There are also certain areas in which management's judgment in selecting any available alternative would not produce a materially different result. See the accompanying audited consolidated financial statements and notes thereto for a more complete discussion of our accounting policies and other disclosures required by generally accepted accounting principles.

NEW ACCOUNTING PRONOUNCEMENTS

See Note 1, "The Company and Significant Accounting Policies," in the accompanying notes to our consolidated financial statements included in Item 8 of this Form 10-K.

RISK FACTORS

You should carefully read the following risk factors.

Our ability to successfully implement significant organizational changes, including new supply chain systems and processes, is critical to the ongoing success of our business.

We are currently undertaking a series of initiatives designed to help us respond to the changing needs of our customers while improving our productivity and profitability. These initiatives include a program to upgrade our supply chain, primarily through technology systems changes. Such organizational and technology systems changes are complex and could cause disruptions that would adversely affect our sales, gross profit and operating and administrative expenses. For example, the implementation of new distribution management software in one of our front-end distribution centers caused some disruption in our supply chain, which adversely affected our front-end sales and gross profit during the second half of fiscal 2004. Our ability to successfully implement these organizational, systems and process changes, which are significant to our operations and business, is critical to our future profitability. We cannot assure you that we will be able to execute these changes successfully and without significant disruption to our business. If we are not successful, we may not achieve the expected benefits from these initiatives, despite having expended significant capital and human effort. Furthermore, we may encounter difficulties implementing this amount of change in our organization that could have a negative impact on our implementation plans and project budgets. We may also determine that additional investment is required to bring our supply chain and related systems to their desired state; this could result in a significant additional investment of time and money and increased implementation risk.

Changes in economic conditions could adversely affect consumer buying practices and reduce our sales and profitability.

Over the past year, the U.S. economic growth has improved and unemployment has declined. However, the recovery in California, our primary market, has been slower, and the state's unemployment rate remains above the national average. Significant federal and state budget deficits, record government borrowing and rising gasoline prices also have helped create an environment of economic uncertainty, particularly in California. Deterioration in economic conditions, particularly in California, could adversely affect our sales and profitability. For example, an increase in unemployment could cause consumers to lose their health insurance, which could in turn adversely affect our pharmacy sales, or a significant increase in prescription co-payments could cause consumers not to buy medications. Further, a decrease in overall consumer spending as a result of changes in economic conditions could adversely affect our front-end sales. For example, the significant increase in gasoline prices may cause consumers to reduce their spending on consumable products. Our profit margins are higher on our front-end sales than our pharmacy sales and therefore any decrease in our sales of front-end products would have a disproportionate negative impact on our profitability.

The retail drug store and pharmacy benefit management industries are highly competitive, and further increases in competition could adversely affect us.

We face intense competition with local, regional and national companies, including other drug store chains, independent drug stores, on-line retailers, supermarket chains and mass merchandisers, many of whom are aggressively expanding in markets we serve. In addition, competition from mail order pharmacies is rapidly intensifying, and some third-party health plans require mail-order fulfillment of certain medications. In the PBM industry, our competitors include large national and regional PBMs, some of which are owned by our retail drug store competitors. Many of our competitors have substantially greater resources, including name recognition and capital resources, than we do. As competition increases in the markets in which we operate, a significant increase in general pricing pressures could occur, which could require us to reduce prices, purchase more effectively and increase customer service to remain competitive. For example, in fiscal 2004 we reduced prices on over 2,000 items in core categories in order to better align our prices and improve our competitive position. We cannot assure you that we will be able to continue to compete effectively in our markets or increase our sales volume or margins in response to further increased competition.

Changes in third-party reimbursement levels for prescription drugs continue to reduce our margins on pharmacy sales and could have a material adverse effect on our overall performance.

We are wholly or partially reimbursed by third-party health plans for more than 90% of all the prescription drugs that we sell. Pharmacy sales reimbursed by third parties have lower gross margins than non third-party pharmacy sales, and third-party health plans continue to reduce the levels at which they reimburse us for the prescription drugs that we provide to their members. Furthermore, government-sponsored health plans such as Medicare and Medicaid are making continuing efforts to reduce their costs, including prescription drug reimbursements. For example, last year the State of California adopted a budget that reduced Medi-Cal reimbursements to health care providers including pharmacies effective September 1, 2004. If third-party health plans, including government-sponsored plans, continue to reduce their reimbursement levels, our sales and gross profits could be significantly adversely affected. In addition, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 included new prescription drug benefits and discounts for Medicare participants. If these changes result in lower reimbursement levels for Medicare participants, our sales and gross profits could be adversely affected.

Structural changes in the retail pharmacy and related industries could adversely affect our operations.

The pharmacy industry is undergoing significant structural changes, including declining third-party reimbursement levels, significant changes to government-sponsored health plans such as Medicare and Medicaid, legislative and other initiatives to permit re-importation of prescription drugs from foreign countries, and mandatory mail-order fulfillment of prescriptions by certain health plans. These changes could adversely affect our sales and profitability by reducing prescription drug reimbursement levels or by causing consumers to purchase their prescription drugs from other sources.

The significant investments we are making in our stores may not increase our sales and profitability, which could adversely affect our results of operations, financial condition and cash flows.

We have recently made and are continuing to make significant investments in our stores in an effort to increase our sales and profitability. These investments include the installation of new digital photo equipment, pharmacy and other technology, and remodels and other improvements to some existing stores. These investments require significant capital expenditures and human effort and are largely unprecedented at our company. We are uncertain about consumer reaction to these changes and therefore we cannot assure you that they will result in increased sales and profitability. A failure to increase our sales and profitability would adversely affect our results of operations, financial condition and cash flows.

Continued volatility in insurance related expenses and the markets for insurance coverage could have a material adverse effect on us.

The costs of many types of insurance, especially workers' compensation, employee medical and others have been highly volatile in recent years. Claims costs for workers' compensation and other self-insured exposures have also increased. In fiscal 2004, for example, our insurance-related expenses increased $12.8 million over fiscal 2003. These conditions have been exacerbated by rising health care costs, legislative changes, economic conditions, terrorism and heightened scrutiny of insurance brokers and insurance providers. If our insurance-related costs continue to increase significantly, or if we are unable to obtain adequate levels of insurance, our financial position and results of operations could be adversely affected.

We are substantially dependent on a single supplier of pharmaceutical products to sell products to us on satisfactory terms. A disruption in our relationship with this supplier could have a material adverse effect on our business.

We obtain approximately half of our total merchandise, including over 90% of our pharmaceuticals, from a single supplier, AmerisourceBergen, with whom we have a long-term supply contract that is scheduled to expire in fiscal 2007. Any significant disruptions in our relationship with AmerisourceBergen, deterioration in AmerisourceBergen's financial condition, or industry-wide changes in wholesaler business practices, including those of AmerisourceBergen, could have a material adverse effect on us. Failure to renew or replace our supply contract with AmerisourceBergen or another supplier upon its expiration under similar terms and conditions, or to increase our self-distribution capabilities relative to the products we currently purchase under this contract, could significantly disrupt our operations and adversely affect our sales and profitability.

Our ability to attract and retain pharmacy personnel or develop alternate fill sources is important to the continued success of our business.

Our industry is continuing to experience a shortage of licensed pharmacists in the markets in which we operate. If we are unable to attract and retain pharmacists, our business could be adversely affected. In order to mitigate this risk we have established centralized prescription fill centers, including one that we operate under a joint venture with AmerisourceBergen, and have also installed robotic prescription fill equipment in many of our pharmacies. The success of these efforts, which cannot be assured, is important to our ability to address the shortage of pharmacists, but additional efforts may be necessary to address this business issue. Other options may be costly, and could adversely affect our results of operations, financial condition and cash flows.

We are subject to governmental regulations, procedures and requirements. Our noncompliance with, or a significant change in, these regulations could have a material adverse effect on us.

Our pharmacy and PBM businesses are subject to numerous federal, state and local regulations, many of which are new and developing. These include, but are not limited to, local registrations of pharmacies in the states where our pharmacies are located and applicable Medicare and Medicaid regulations. In addition, the Health Insurance Portability and Accountability Act, or HIPAA, imposes certain requirements regarding the protection of confidential patient medical records and other information. Compliance with these regulations, particularly HIPAA, requires that we implement complex changes to our systems and processes. Failure to adhere to these and other applicable regulations could result in the imposition of civil and criminal penalties. Furthermore, any new federal or state regulations or reforms, including healthcare reform initiatives or pharmacy benefit management regulation, could adversely affect us.

Certain risks are inherent in providing pharmacy services, and our insurance may not be adequate to cover some claims against us.

Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceuticals and other healthcare products and are significantly dependent upon suppliers to provide safe, government-approved and non-counterfeit products. Although we maintain professional liability and errors and omissions liability insurance, should a product liability issue arise, we cannot assure you that the coverage limits under our insurance programs will be adequate to protect us against future claims, that we will be able to maintain this insurance on acceptable terms in the future or that the damage to our reputation in the event of a product liability issue will not have a material adverse effect on our business.

Our geographic concentration in the western United States presents certain risks that could adversely affect us.

Our stores, distribution centers and corporate offices are located in the western United States. Risks prevalent in this region include, but are not limited to, major earthquakes, periodic energy shortages and rising energy costs, and shipping and other transportation-related disruptions. Because of our geographic concentration, these risks could result in significant disruptions to our business or increased operating expenses.

Item 7A. ***Quantitative and Qualitative Disclosures of Market Risk***

Our major market risk exposure is changing interest rates. We use debt financing in combination with operating cash flows to support capital expenditures, acquisitions, working capital needs, dividend payments, share repurchases and other general corporate purposes. A portion of our debt ($40 million at January 27, 2005) bears interest at LIBOR-based rates, and therefore an increase in interest rates could increase our interest expense. We do not currently undertake any specific actions to cover our exposure to interest rate risk and we are not currently a party to any interest rate risk management transactions. We have not purchased and do not currently hold any derivative financial instruments. Depending on the interest rate environment and subject to approval by our board of directors, we may make use of derivative financial instruments or other interest rate management vehicles in the future.

A 10% change in interest rates (35 basis points on our floating-rate debt as of January 27, 2005) would have an immaterial effect on our earnings and cash flows and on the fair value of our fixed rate debt.

Item 8. *Financial Statements and Supplementary Data*

LONGS DRUG STORES CORPORATION

STATEMENTS OF CONSOLIDATED INCOME

	For the Fiscal Year Ended		
	January 27, 2005 (52 weeks)	January 29, 2004 (52 weeks)	January 30, 2003 (52 weeks)
	Thousands Except Per Share Amounts		
Sales	$4,607,873	$4,526,524	$4,426,273
Cost of sales	3,421,388	3,382,103	3,289,426
Gross profit	1,186,485	1,144,421	1,136,847
Operating and administrative expenses	1,018,560	1,000,994	990,209
Depreciation and amortization	85,259	83,595	77,736
Provision for store closures and asset impairments	1,401	7,438	10,754
Legal settlements and other disputes	10,773	(7,007)	469
Operating income	70,492	59,401	57,679
Interest expense	13,993	13,898	14,018
Interest income	(639)	(519)	(983)
Income before income taxes and cumulative effect of accounting change	57,138	46,022	44,644
Income taxes	20,578	16,258	13,317
Income before cumulative effect of accounting change	36,560	29,764	31,327
Cumulative effect of accounting change (net of tax benefit of $16,410)	—	—	(24,625)
Net income	$ 36,560	$ 29,764	$ 6,702
Basic earnings per common share:			
Income before cumulative effect of accounting change	$ 0.98	$ 0.80	$ 0.83
Cumulative effect of accounting change (net of tax benefit of $0.43)	—	—	(0.65)
Net income	$ 0.98	$ 0.80	$ 0.18
Diluted earnings per common share:			
Income before cumulative effect of accounting change	$ 0.97	$ 0.79	$ 0.82
Cumulative effect of accounting change (net of tax benefit of $0.43)	—	—	(0.64)
Net income	$ 0.97	$ 0.79	$ 0.18
Dividends per common share	$ 0.56	$ 0.56	$ 0.56
Weighted average number of shares outstanding:			
Basic	37,262	37,213	37,937
Diluted	37,591	37,454	38,223

See accompanying notes to consolidated financial statements.

LONGS DRUG STORES CORPORATION

CONSOLIDATED BALANCE SHEETS

	January 27, 2005	January 29, 2004
	Thousands Except Share Information	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 53,890	$ 40,222
Pharmacy and other receivables, net	158,345	163,950
Merchandise inventories, net	433,280	477,122
Deferred income taxes	43,074	41,848
Prepaid expenses and other current assets	11,990	13,373
Total current assets	700,579	736,515
Property:		
Land	108,198	106,326
Buildings and leasehold improvements	577,773	547,128
Equipment and fixtures	565,161	531,855
Total	1,251,132	1,185,309
Less accumulated depreciation	632,778	571,889
Property, net	618,354	613,420
Goodwill	82,085	82,085
Intangible assets, net	6,354	6,428
Other non-current assets	3,791	3,664
Total	$1,411,163	$1,442,112
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	$ 273,957	$ 296,741
Employee compensation and benefits	129,214	109,386
Taxes payable	52,999	64,941
Current maturities of debt	8,870	91,870
Total current liabilities	465,040	562,938
Long-term debt	145,688	114,558
Deferred income taxes and other long-term liabilities	73,298	50,695
Commitments and Contingencies		
Stockholders' Equity:		
Common stock: par value $0.50 per share, 120,000,000 shares authorized, 37,418,000, and 37,544,000 shares outstanding	18,709	18,772
Additional capital	180,072	170,321
Unearned compensation	(1,528)	(2,525)
Retained earnings	529,884	527,353
Total stockholders' equity	727,137	713,921
Total	$1,411,163	$1,442,112

See accompanying notes to consolidated financial statements.

LONGS DRUG STORES CORPORATION

STATEMENTS OF CONSOLIDATED CASH FLOWS

	For the Fiscal Years Ended		
	January 27, 2005	January 29, 2004	January 30, 2003
		Thousands	
Operating Activities:			
Net income	$ 36,560	$ 29,764	$ 6,702
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of accounting change	—	—	24,625
Depreciation and amortization	85,259	83,595	77,736
Provision for store closures and asset impairments	1,401	7,438	10,754
Deferred income taxes and other	13,826	358	(2,468)
Stock awards and options, net	1,171	702	2,083
Common stock contribution to benefit plan	7,077	7,476	7,561
Changes in assets and liabilities:			
Pharmacy and other receivables	5,605	(28,340)	(12,631)
Merchandise inventories	43,842	(33,687)	(37,052)
Other assets	1,256	130	(6,694)
Current liabilities and other	(14,659)	54,703	(27,375)
Net cash provided by operating activities	181,338	122,139	43,241
Investing Activities:			
Capital expenditures and acquisitions	(91,179)	(113,999)	(93,944)
Proceeds from property dispositions	6,971	9,727	6,786
Net cash used in investing activities	(84,208)	(104,272)	(87,158)
Financing Activities:			
Proceeds from (repayments of) revolving line of credit borrowings, net	(10,000)	25,000	(15,000)
Repayments of private placement notes and other borrowings	(41,870)	(2,349)	(2,626)
Repurchase of common stock	(16,855)	(20,023)	—
Dividend payments	(20,948)	(21,008)	(21,449)
Exercise of stock options	6,211	540	—
Net cash used in financing activities	(83,462)	(17,840)	(39,075)
Increase (decrease) in cash and cash equivalents	13,668	27	(82,992)
Cash and cash equivalents at beginning of year	40,222	40,195	123,187
Cash and cash equivalents at end of year	$ 53,890	$ 40,222	$ 40,195
Supplemental disclosure of cash flow information:			
Cash paid for interest, net of amounts capitalized	$ 13,745	$ 13,823	$ 13,667
Cash paid for income taxes	15,692	8,756	26,523
Non-cash investing and financing activities:			
Assets acquired through capital leases	$ —	$ —	$ 6,456

See accompanying notes to consolidated financial statements.

LONGS DRUG STORES CORPORATION

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

	Common Stock		Additional	Unearned	Retained	Total Stockholders'
	Shares	Amount	Capital	Compensation	Earnings	Equity
				Thousands		
Balance at January 31, 2002	**37,977**	**$18,988**	**$159,916**	**$(4,007)**	**$546,676**	**$721,573**
Net income					6,702	6,702
Dividends ($0.56 per share)					(21,449)	(21,449)
Stock contributions to Employee Savings and Profit Sharing Plan	423	211	7,350			7,561
Stock awards, net of forfeitures	101	51	2,519	(2,729)		(159)
Amortization of restricted stock awards				2,174		2,174
Tax benefit related to stock awards			68			68
Balance at January 30, 2003	**38,501**	**19,250**	**169,853**	**(4,562)**	**531,929**	**716,470**
Net income					29,764	29,764
Dividends ($0.56 per share)					(21,008)	(21,008)
Stock contributions to Employee Savings and Profit Sharing Plan	415	208	7,268			7,476
Stock award forfeitures, net of grants	(36)	(18)	(937)	356		(599)
Amortization of restricted stock awards				1,681		1,681
Stock options exercised	26	13	527			540
Tax expense related to stock awards and stock options, net			(380)			(380)
Repurchase of common stock	(1,362)	(681)	(6,010)		(13,332)	(20,023)
Balance at January 29, 2004	**37,544**	**18,772**	**170,321**	**(2,525)**	**527,353**	**713,921**
Net income					36,560	36,560
Dividends ($0.56 per share)					(20,948)	(20,948)
Stock contributions to Employee Savings and Profit Sharing Plan	320	160	6,917			7,077
Stock awards, net of forfeitures	2	1	(400)	(267)		(666)
Amortization of restricted stock awards				1,264		1,264
Stock options exercised	288	144	6,067			6,211
Tax benefit related to stock awards and stock options, net			573			573
Repurchase of common stock	(736)	(368)	(3,406)		(13,081)	(16,855)
Balance at January 27, 2005	**37,418**	**$18,709**	**$180,072**	**$(1,528)**	**$529,884**	**$727,137**

Form 10-K

See accompanying notes to consolidated financial statements.

LONGS DRUG STORES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company and Significant Accounting Policies

The Company—Longs Drug Stores Corporation ("Longs" or the "Company"), through its wholly owned subsidiary, Longs Drug Stores California, Inc., operates retail drug stores in California, Hawaii, Nevada, Washington, Colorado and Oregon under the names Longs, Longs Drugs, Longs Drug Stores and Longs Pharmacy. The Company also operates a mail order pharmacy, acquired in April 2003, under the name American Diversified Pharmacies, Inc. In addition to prescription drugs, the Company's core front-end merchandise categories include over-the-counter medications, health and beauty products, cosmetics, photo and photo processing, convenience food and beverage items and greeting cards. The Company also sells merchandise in non-core categories such as housewares, automotive and sporting goods.

Longs Drug Stores California, Inc. also provides pharmacy benefit management ("PBM") services through its wholly owned subsidiary, Rx America L.L.C. The PBM segment provides a range of services, including plan design and implementation, claims administration and formulary management to third-party health plans and other organizations.

Basis of Presentation—The consolidated financial statements include the Company and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Fiscal Year—The Company operates on a 52/53-week fiscal year ending on the last Thursday in January. The fiscal years ended January 27, 2005, January 29, 2004 and January 30, 2003 each contained 52 weeks of operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Uncertainties regarding such estimates and assumptions are inherent in the preparation of the Company's financial statements and actual results may differ from those estimates and assumptions. The Company's significant accounting judgments and estimates include collectibility of receivables, valuation of inventories, depreciable lives and impairments of long-lived assets, reserves for store closures, vendor rebates and receivables, accrued expenses and self-insurance reserves.

Concentrations—The Company obtains approximately half of its total merchandise, including over 90% of its pharmaceuticals, from a single supplier, AmerisourceBergen Corporation ("AmerisourceBergen"), with whom the Company has a long-term supply contract that is scheduled to expire in fiscal 2007.

The Company's stores, mail order pharmacy, distribution centers and corporate offices are located in the western United States, primarily in California.

Cash and cash equivalents include investments with original maturities of three months or less when purchased.

Pharmacy and other receivables primarily include amounts due from third party providers (e.g., pharmacy benefit managers, insurance companies and governmental agencies), vendors and pharmacy benefit management customers. Receivables are stated net of allowances for uncollectible accounts, summarized as follows:

	Fiscal Year	
	2005	2004
	Thousands	
Allowances for uncollectible accounts, beginning of year	$4,524	$ 4,960
Additions charged to expense	1,995	2,305
Deductions for accounts written off	(749)	(2,741)
Allowances for uncollectible accounts, end of year	$5,770	$ 4,524

Merchandise inventories are stated at the lower of cost or market value. Cost is determined using the last-in, first-out (LIFO) method. The excess of specific cost over LIFO values was $178.3 million as of January 27, 2005 and $172.8 million as of January 29, 2004.

In fiscal 2005 and 2004, certain LIFO inventory layers were liquidated, the after-tax effect of which increased net income by $0.4 million ($0.01 per diluted share) in fiscal 2005 and $2.3 million ($0.06 per diluted share) in fiscal 2004.

Property includes the major categories of land, buildings and leasehold improvements, and equipment and fixtures. Property is initially recorded at its cost, which is its estimated fair value if the property was acquired as part of an acquisition. The Company capitalizes costs that relate to the application and infrastructure development stage of software development, and includes such costs in equipment and fixtures. Costs for improvements that enhance the usefulness or extend the useful life of an asset are capitalized, as is interest incurred during asset construction or development periods. Repairs and maintenance costs are expensed as incurred.

Property is depreciated using the straight-line method over its estimated useful life. Useful lives are estimated at twenty to thirty-three years for buildings, the shorter of the estimated useful life or lease term for leasehold improvements and three to twenty years for equipment and fixtures.

Buildings and leasehold improvements include assets under capital leases of $10.6 million as of January 27, 2005 and $10.8 million as of January 29, 2004. The corresponding capital lease obligation is included in other current and long-term liabilities, depending on scheduled payment dates. The amount capitalized for assets under capital leases is the present value at the beginning of the lease term of the aggregate future minimum lease payments. The amortization of such assets is included in depreciation expense. Accumulated amortization on assets under capital leases was $1.3 million as of January 27, 2005 and $0.9 million as of January 29, 2004.

Goodwill represents the excess of acquisition cost over the fair value of the net assets of acquired entities. Goodwill is not amortized, but is subject to impairment testing annually, or more frequently if events and circumstances indicate there may be an impairment.

Intangible assets consist primarily of purchased pharmacy customer lists, non-compete agreements and beverage licenses. Intangible assets with indefinite useful lives are not amortized, but are subject to impairment testing annually, or more frequently if events and circumstances indicate there may be an impairment. Intangible assets with finite useful lives are amortized over those useful lives.

Other non-current assets include the Company's 50% interest in a joint venture with AmerisourceBergen. Through this joint venture, the Company and AmerisourceBergen operate a central prescription fill center in order to reduce prescription fill costs and to address an industry-wide shortage of pharmacists. The Company uses the equity method of accounting for its investment in the joint venture. The joint venture's results of operations were not material to the Company's consolidated financial statements in any of the past three fiscal years.

Other non-current assets also include deferred debt issue costs, net of amortization. Debt issue cost amortization, which is a component of interest expense, was not material in any of the past three fiscal years.

Deferred income taxes and other long-term liabilities consisted of the following:

	January 27, 2005	January 29, 2004
	Thousands	
Deferred rent	$29,318	$20,588
Deferred income taxes	26,611	9,904
Capital lease obligations, long-term portion	10,358	10,659
Store closure reserve	7,011	9,544
Total	$73,298	$50,695

Impairment of Long-Lived Assets—The Company reviews long-lived tangible assets and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. Using its best estimates based on reasonable assumptions and projections, the Company records an impairment loss to write such assets down to their estimated fair values if the carrying values of the assets exceed their related undiscounted expected future cash flows.

Goodwill and other intangible assets with indefinite useful lives are reviewed for impairment annually, or more frequently if events or changes in circumstances warrant. The Company performs its annual impairment testing during the fourth fiscal quarter, when updated financial projections are available. If the carrying values of such assets exceed their estimated fair values, the Company records an impairment loss to write the assets down to their estimated fair values.

Store-specific long-lived tangible assets and intangible assets with finite useful lives are evaluated at an individual store level, which is the lowest level at which independent cash flows can be identified. Corporate assets or other long-lived assets that are not store-specific are evaluated at a consolidated entity or segment level as appropriate. Goodwill is evaluated at a reporting unit level in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. Geographic regional divisions within the retail drug store segment comprise the Company's reporting units. Fair values of beverage licenses are estimated based on quoted market prices. Fair values for all other long-lived assets are estimated based on the expected present value of future cash flows.

Store Closure Reserves—Effective with the adoption of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, on January 1, 2003 (see "New Accounting Pronouncements"), the Company recognizes a liability for costs associated with closing a store when the liability is incurred. The present value of expected future lease costs and other closure costs is recorded when the store is closed. Severance and other employee-related costs are recorded in the period in which the closure and related severance packages are communicated to the affected employees. Accretion of the discounted present value of expected future costs is recorded in operating and administrative expenses. Store closure reserves are periodically reviewed and, if necessary, adjusted based on changes in estimates about the amounts and timing of future sublease income.

Prior to January 1, 2003, the Company recorded the estimated costs associated with closing a store during the period in which management approved the store closure under a plan of termination, which included the method of disposition and the expected date of completion. Store closure costs included direct costs to terminate a lease and lease rental payments net of expected sublease income. Severance and other employee-related costs were recorded in the period in which the closure and related severance packages were communicated to the affected employees.

Fair Value of Financial Instruments—The carrying values of the Company's cash and cash equivalents, receivables and payables approximate their estimated fair values due to their short-term nature. To estimate the fair value of long-term debt, the Company uses those interest rates that are currently available to it for issuance of debt with similar terms and remaining maturities. As of January 27, 2005 and January 29, 2004, the carrying values and estimated fair values of the Company's long-term debt (including the current maturities) were as follows:

	January 27, 2005	January 29, 2004
	Thousands	
Carrying value of long-term debt	$154,558	$206,428
Estimated fair value of long-term debt	161,599	220,844

Revenue Recognition—The Company recognizes revenue from the sale of merchandise, net of an allowance for estimated returns, at the time the merchandise is sold. The allowance for sales returns is estimated based on the Company's historical experience.

Revenue from the PBM segment is recognized when the Company's RxAmerica subsidiary has completed its service obligations under its contracts, including the approval or denial of the authorization request to the participating pharmacy. RxAmerica does not take title to prescription drug inventories or assume substantial risks and rewards of inventory ownership or receivable collection. Accordingly, revenues from third-party health plans are recognized net of the reimbursements due to participating pharmacies. The Company does not recognize or otherwise reflect in its financial statements co-payments made to participating pharmacies by health plan members. Certain rebate revenues in the PBM segment are estimated based on the Company's contractual terms and prescription drug utilization mix.

Cost of sales includes the acquisition cost of inventory sold (net of merchandise rebates and allowances), in-bound freight, receiving, warehousing, purchasing and distribution costs and advertising expenses (net of advertising rebates and allowances). Advertising costs are expensed as incurred and were $82.1 million, $71.7 million and $59.5 million, exclusive of rebates and allowances, in fiscal years 2005, 2004 and 2003, respectively.

Vendor Rebates and Allowances—Merchandise rebates and allowances are recorded as a reduction of the cost of inventory and the benefit is recognized as a reduction of cost of sales when the related inventory is sold. Advertising rebates and allowances are recognized as a reduction of advertising expense, a component of costs of sales, when the related advertising expense is incurred or the required performance is completed. Lump-sum payments received from vendors in connection with a contractual arrangement are deferred and recognized as a reduction of cost of sales over the contract term.

Operating and administrative expenses include costs for store and administrative payroll and benefits, facilities and occupancy, and other miscellaneous expenses.

Insurance—The Company maintains insurance coverage for significant exposures as well as those risks required to be insured by law. It is generally the Company's policy to retain a significant portion of certain losses related to workers' compensation, general liability, property losses, pharmacist liability, business interruptions and employee health care. Provisions for these items are recorded based upon the Company's estimates for claim costs incurred. The provisions are estimated in part by third parties and are based on claims experience, regulatory changes, an estimate of claims incurred but not yet reported and other relevant factors. Reserves for workers' compensation and general liability claims are discounted to their expected present value using an essentially risk-free interest rate.

New store opening costs, primarily labor, advertising and store supplies, are charged to expense as incurred.

Rent—Minimum rent, including fixed escalations, is recorded on a straight-line basis over the lease term. The lease term commences when the Company takes possession of the leased premises, and in most cases ends upon expiration of the initial non-cancelable term. Renewal option periods are included in the lease term if failure to renew the lease would impose a penalty on the Company in such amount that, at the inception of the lease, renewal appears to be reasonably assured. When a lease provides for fixed escalations of the minimum rental payments during the lease term, the difference between the recorded straight-line rent and the amount payable under the lease is recognized as deferred rent. As of January 27, 2005 and January 29, 2004, deferred rent of $29.3 million and $20.6 million, respectively, was included in long-term liabilities. Rent incurred during initial construction of store properties or related improvements is capitalized and included in buildings and leasehold improvements. Such costs are depreciated over the shorter of the estimated useful life of the related assets or the lease term. Contingent rental payments, typically based on a percentage of sales, are recognized as an expense when incurred, based on actual and projected sales or other results during the measurement period.

Income taxes—The Company accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recorded based upon the differences between the financial statement and tax basis of assets and liabilities.

Stock-based compensation—The Company has two stock-based employee compensation plans, as described in Note 10. The Company accounts for stock-based employee compensation using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, as allowed by SFAS No. 123, *Accounting for Stock-Based Compensation*. Stock awards are valued at fair market value at the date of grant, and are recorded as compensation expense over the vesting period. No compensation expense is recognized for employee stock options, because it is the Company's practice to grant stock options with an exercise price equal to the market price of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to all stock-based employee compensation:

	Fiscal Year		
	2005	2004	2003
Net income, as reported	$36,560	$29,764	$ 6,702
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	635	650	1,209
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4,143)	(3,905)	(3,328)
Pro forma net income	$33,052	$26,509	$ 4,583
Basic net income per share:			
As reported	$ 0.98	$ 0.80	$ 0.18
Pro forma	$ 0.89	$ 0.71	$ 0.12
Diluted net income per share:			
As reported	$ 0.97	$ 0.79	$ 0.18
Pro forma	$ 0.88	$ 0.71	$ 0.12

The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model, with the following weighted average assumptions:

	Fiscal Year		
	2005	2004	2003
Dividend yield	2.56%	2.60%	2.43%
Expected volatility	38.87%	38.74%	35.26%
Risk-free interest rate	3.53%	2.94%	3.64%
Expected life (years)	5.0	5.0	5.0

Earnings per share—Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing net income by the weighted average number of common shares and dilutive common equivalent shares (restricted stock awards and stock options) outstanding during the period. The following is a reconciliation of the number of shares used in the Company's basic and diluted earnings per share computations:

	Fiscal Year		
	2005	2004	2003
		Thousands	
Basic weighted average number of shares outstanding	37,262	37,213	37,937
Effect of dilution from:			
Restricted stock awards	147	170	191
Stock options	182	71	95
Diluted weighted average number of shares outstanding	37,591	37,454	38,223

The computations of diluted earnings per share excluded 1.8 million stock options for fiscal 2005, 2.6 million stock options for fiscal 2004 and 0.9 million stock options for fiscal 2003 because their exercise prices were greater than or equal to the average share price for the respective periods, and therefore their inclusion would have been anti-dilutive. These options could be dilutive in the future if the average share price increases and is greater than the exercise price of these options.

Comprehensive income equals net income for all periods presented.

New Accounting Pronouncements and Accounting Change—In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, *Goodwill and Other Intangible Assets*. Under SFAS No. 142, goodwill and certain other intangible assets deemed to have indefinite lives are no longer amortized, but must be tested for impairment annually, or more frequently if events and circumstances indicate there may be an impairment. As required by SFAS No. 142, the Company performed a transitional goodwill impairment test as of February 1, 2002, the date of adoption of the standard. Based on an independent valuation, the Company identified certain reporting units in its retail drug store segment that had experienced declines in their fair values below their net carrying values. Accordingly, the Company recognized a goodwill impairment charge of $41.0 million ($24.6 million or $0.64 per diluted share after tax) for these reporting units in fiscal 2003 as the cumulative effect of a change in accounting principle.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which addresses accounting for restructuring and similar costs, including the costs associated with store closures. SFAS No. 146 supersedes previous accounting guidance, principally EITF Issue No. 94-3. The Company adopted the provisions of SFAS No. 146 for restructuring activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue No. 94-3, a liability for an exit cost was generally recognized at the date of the Company's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The adoption of SFAS No. 146 has resulted in changes in the timing of recognizing store closure costs as well as the amounts recognized. Such changes have not been significant to the Company's financial position or results of operations.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 were effective for interim and annual periods ending after December 15, 2002, and the initial recognition and measurement requirements were effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of FIN No. 45 did not have a material impact on the Company's financial position or results of operations.

In November 2002, the EITF reached a consensus regarding EITF Issue No. 02-16, *Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor*. Issue No. 02-16 addresses the timing of recognition and classification of consideration received from vendors, including rebates and allowances. Issue No. 02-16 was effective for certain of the Company's vendor rebates and allowances commencing in November 2002 and others in January 2003. The adoption of Issue No. 02-16 did not have a material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities*. This interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to address the consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. FIN No. 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries. In December 2003, the FASB issued a revision to FIN No. 46 ("FIN No. 46R"). The requirements of FIN No. 46R were effective for interim and annual periods ending after March 15, 2004. The adoption of FIN No. 46R did not have a material impact on the Company's consolidated financial statements.

In July 2003, the EITF reached a consensus regarding EITF Issue No. 03-10, *Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers*. Issue No. 03-10 addresses whether sales incentives offered directly to consumers (for example, manufacturer coupons or mail-in rebates) are subject to the guidance in Issue No. 02-16. Issue No. 03-10 was effective for new arrangements, including modifications to existing arrangements, entered into or redeemed in fiscal periods beginning after November 2003. The adoption of Issue No. 03-10 had no impact on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, *Share-Based Payment*, which revises SFAS No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. SFAS No. 123R requires that the fair value of stock-based employee compensation, including stock options and stock awards, be recognized as expense as the related services are performed. SFAS 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 (the third quarter of the Company's fiscal year ending January 26, 2006). The Company currently uses the intrinsic value method of accounting for stock-based employee compensation, in accordance with the provisions of APB No. 25. Stock awards are valued at fair market value at the date of grant, and are recorded as compensation expense over the vesting period. No compensation expense is recognized for employee stock options because it is the Company's practice to grant stock options with an exercise price equal to the market price of the underlying common stock on the date of grant. Adoption of SFAS No. 123R will therefore result in an increase in reported operating and administrative expenses, primarily for employee stock options, and thus a decrease in net income and earnings per share. Management estimates that the effect of adoption of SFAS No. 123R will be a reduction of quarterly earnings per diluted share of $0.03 to $0.05.

2. Provision for Store Closures and Asset Impairments

The provision for store closures and asset impairments, a component of operating income, is summarized as follows:

	Fiscal Year		
	2005	2004	2003
		Thousands	
Provision for store closures	$ 250	$3,542	$ 600
Asset impairments	1,151	3,896	10,154
Total	$1,401	$7,438	$10,754

Store Closures

The following is a summary of the provision for store closures and related reserves, which are included in long-term liabilities:

	Fiscal Year		
	2005	2004	2003
		Thousands	
Reserve balance—beginning of year	$ 9,544	$ 7,827	$12,551
Provision for present value of noncancellable lease obligations of stores closed, net of estimated sublease income	—	1,367	—
Changes in assumptions about future sublease income and other lease related costs	250	2,175	600
Total provision for store closures	250	3,542	600
Reserve accretion	71	—	—
Cash payments for lease related costs, net of sublease income	(2,854)	(1,825)	(5,324)
Reserve balance—end of year	$ 7,011	$ 9,544	$ 7,827

The Company periodically reviews store operating results and projections and makes decisions to close stores in the normal course of business. The Company recognizes costs associated with store closures when the related liabilities are incurred.

Asset Impairments

Following its accounting policy for asset impairments, the Company identified certain assets whose carrying values exceeded their related undiscounted expected future cash flows.

In fiscal 2005, the Company recorded $1.2 million of impairment charges for underperforming stores to write the related assets down to their estimated fair values.

In fiscal 2004, the Company recorded $1.3 million of impairment charges for underperforming stores to write the related assets down to their estimated fair values. Also during fiscal 2004, the Company recorded asset impairments of $1.5 million related to the write-off of abandoned information technology assets and $1.1 million related to the long-lived assets of the stores closed during the year.

In fiscal 2003, the Company recorded $5.0 million of impairment charges for underperforming stores to write the related assets down to their estimated fair values. Also in fiscal 2003, the Company abandoned a targeted marketing database that was originally developed as a component of its e-retail strategy and recorded an impairment charge of $5.2 million to write off the remaining net book value of this database.

3. Goodwill and Intangible Assets

All of the Company's goodwill and other intangible assets are included in the retail drug store segment. There were no changes in the net carrying value of goodwill for the fiscal years ended January 27, 2005 and January 29, 2004.

The Company's intangible assets other than goodwill include the following:

	Estimated Useful Lives	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
		Thousands		
As of January 27, 2005:				
Intangible assets subject to amortization:				
Pharmacy customer lists	1-5 years	$3,020	$(1,502)	$1,518
Non-compete agreements and other	2-5 years	50	(32)	18
Total		3,070	(1,534)	1,536
Intangible assets not subject to amortization:				
Beverage licenses	N/A	4,818	—	4,818
Total		$7,888	$(1,534)	$6,354
As of January 29, 2004:				
Intangible assets subject to amortization:				
Pharmacy customer lists	1-5 years	$2,613	$(1,012)	$1,601
Non-compete agreements and other	2-5 years	106	(70)	36
Total		2,719	(1,082)	1,637
Intangible assets not subject to amortization:				
Beverage licenses	N/A	4,791	—	4,791
Total		$7,510	$(1,082)	$6,428

Amortization expense for intangible assets with finite useful lives was $0.8 million in fiscal 2005, $0.6 million in fiscal 2004 and $0.3 million in fiscal 2003. Estimated annual amortization expense on these intangibles for each of the next five fiscal years is as follows (*in thousands*):

Fiscal year ending:	
2006	710
2007	478
2008	263
2009	85
2010	—
Total	$1,536

4. Debt

Debt at January 27, 2005 and January 29, 2004 consisted of the following:

	January 27, 2005	January 29, 2004
	Thousands	
Revolving line of credit, variable interest (weighted average rate of 3.46% as of January 27, 2005), expires August 2009	$ 40,000	$ 50,000
Private placement notes, fixed interest rates ranging from 5.85% to 7.85%, mature at various dates through 2014	114,558	156,428
Total debt	154,558	206,428
Less current maturities	8,870	91,870
Long-term portion	$145,688	$114,558

On August 6, 2004, the Company replaced its $195 million unsecured revolving line of credit with a secured $280 million revolving line of credit with a syndication of banks. The new agreement, which expires in August 2009, accrues interest at LIBOR-based rates and is secured with inventory, accounts receivable and certain intangible assets. The new agreement contains customary restrictions but no financial covenants and no limitations on capital expenditures or share repurchases if availability of credit remains above a minimum level. The agreement also includes an option to increase the credit facility's borrowing and letter-of-credit capacity from $280 million to $345 million, subject to certain conditions. Borrowings on the line of credit do not require repayment until the expiration date but may be prepaid by the Company without penalty. Letters of credit totaling $30 million were outstanding under the agreement as of January 27, 2005. The Company pays a monthly commitment fee of 0.25% per annum on the unused portion of the line of credit ($210 million as of January 27, 2005).

As required by the private placement note agreements, in August 2004 the Company secured its private placement notes on the same basis as the new secured revolving line of credit. The private placement notes may be redeemed at the Company's option prior to their scheduled maturities, subject to an early payment premium.

The Company's debt agreements contain customary restrictions, and the private placement notes also include various customary financial covenants. As of January 27, 2005, the Company was in compliance with the restrictions and limitations included in these provisions.

Future minimum principal payments on long-term debt are as follows (*in thousands*):

Fiscal year ending:	
2006	$ 8,870
2007	45,870
2008	6,727
2009	36,727
2010	42,727
Thereafter	13,637
Total	$154,558

5. Leases

The Company leases most of its store properties and certain of its distribution centers and corporate office facilities. Most store leases have original non-cancelable terms of 15 to 25 years and contain renewal options covering up to 30 additional years in 5-year to 10-year increments. Store leases normally provide for minimum annual rent with provisions for additional rent based on a percentage of sales, and may contain escalation clauses.

Net rental expense is summarized as follows:

	Fiscal Year		
	2005	2004	2003
		Thousands	
Minimum rentals	$75,998	$72,225	$64,288
Contingent rentals	10,102	12,210	12,025
	86,100	84,435	76,313
Less sublease income	(2,492)	(2,851)	(2,132)
	$83,608	$81,584	$74,181

Minimum rental commitments for non-cancelable leases as of January 27, 2005 are as follows:

	Operating Leases	Capital Leases
	Thousands	
Fiscal year ending:		
2006	$ 72,973	$ 995
2007	71,862	1,001
2008	69,678	1,031
2009	65,878	1,048
2010	63,509	1,048
Thereafter	614,025	18,409
Total minimum lease payments	$957,925	$ 23,532
Less amounts representing interest		(13,089)
Present value of capital lease obligations		$ 10,443
Less current portion		(85)
Long-term portion		$ 10,358

Total minimum lease payments on operating leases have not been reduced by minimum future sublease rentals of $15.7 million under non-cancelable subleases.

6. Commitments and Contingencies

As of January 27, 2005, the Company had outstanding commitments to purchase approximately $2.5 billion of merchandise inventory (primarily from AmerisourceBergen under a long-term supply contract) at various dates over the next five years and beyond for use in the normal course of business.

The Company has entered into agreements with its executive officers and other key employees that provide termination benefits in the event of certain change in control events. Total contingent termination benefits as of the end of fiscal 2005 were approximately $81 million, plus amounts covering any excise tax on these benefits for certain executive officers. There have been no events that would trigger these benefits as of January 27, 2005.

In February 2004, a purported class action lawsuit entitled *Darien Goddard, et al v. Longs Drug Stores Corporation, et al* was filed in the Superior Court of California, Alameda County. In March 2004, another purported class action lawsuit entitled *David Robotnick v. Longs Drug Stores California, Inc.* was filed in the Superior Court of California, Los Angeles County. The lawsuits were filed by plaintiffs who are current or former store managers or assistant managers on behalf of themselves and other similarly situated California store managers and assistant store managers. The lawsuits alleged that the Company improperly classified such employees as exempt under California's wage and hour and unfair business practice laws and sought damages, penalties, restitution, reclassification and attorneys' fees and costs. After an initial exchange of information and investigation, the parties agreed to pursue alternative dispute resolution.

The cases were mediated before a neutral third party in June 2004. As a result of the mediation, the parties reached a settlement agreement whereby the Company would pay $11 million to settle all claims and causes of action of the plaintiffs. On October 12, 2004, the court approved the settlement agreement. The Company paid the settlement costs in the third and fourth quarters of fiscal 2005.

The Company recorded a provision of $11.6 million in fiscal 2005 for the cost of this settlement and applicable employer payroll taxes. This provision was partially offset by a $0.8 million gain from the favorable settlement of a separate, unrelated class action lawsuit, for which the Company had filed a claim as a member of the plaintiff class, which alleged unlawful price fixing and market allocation by certain vitamin manufacturers. The Company received the settlement payment during the second quarter of fiscal 2005. The combined net expense resulting from these two settlements was $10.8 million.

In addition to the lawsuits described above, the Company is subject to various lawsuits and claims arising in the normal course of its businesses. In the opinion of management, after consultation with counsel, the disposition of these matters arising in the normal course of business is not likely to have a material adverse effect, individually or in the aggregate, on the Company's consolidated financial statements taken as a whole.

7. Employee Compensation and Benefits

The Company had approximately 22,000 full-time and part-time employees as of January 27, 2005. Virtually all full-time employees are covered by medical, dental and life insurance benefits paid primarily by the Company.

Employees who meet certain eligibility requirements are entitled to participate in the Longs Drug Stores California, Inc. Employee Savings and Profit Sharing Plan. The plan has a 401(k) component under which employees may make voluntary contributions, which are partially matched by the Company, and a profit sharing component. Eligible participants are entitled to a profit sharing benefit, funded entirely by the Company, if profits, as defined, call for a payment in excess of the 401(k) match. The provision for Company contributions to the plan, which may be made in cash or shares of Longs common stock, was as follows:

	Fiscal Year		
	2005	2004	2003
		Thousands	
401(k) matching	$6,964	$7,264	$7,973
Profit sharing	740	—	—
Total	$7,704	$7,264	$7,973

The Longs Drug Stores Corporation Deferred Compensation Plan of 1995 provided eligible employees with the opportunity to defer a specified percentage of their cash compensation. Resulting obligations will be payable on dates selected by the participants in accordance with the terms of the plan. The plan provided for a total deferred compensation obligation of up to $30.0 million. The Company's deferred compensation obligation was $10.7 million as of January 27, 2005 and $11.1 million as of January 29, 2004. As of February 1, 2004, current participants were no longer allowed to make contributions to the plan and no future participants will be admitted to the plan.

8. Income Taxes

Income tax expense is summarized as follows:

	Fiscal Year		
	2005	2004	2003
		Thousands	
Current:			
Federal	$ 4,052	$ 9,174	$16,223
State	1,045	5,052	4,623
	5,097	14,226	20,846
Deferred	15,481	2,032	(7,529)
Total	$20,578	$16,258	$13,317

The reconciliation between the federal statutory tax rate and the Company's effective tax rates is as follows:

	Fiscal Year		
	2005	2004	2003
		Thousands	
Federal income taxes at statutory rate	35.0%	35.0%	35.0%
State income tax, net of federal benefits	4.5%	4.8%	4.2%
Benefits of wage and other tax credits	(0.8)%	(0.7)%	(6.6)%
Benefits of deductible dividends paid on employee stock ownership plan shares	(2.3)%	(3.0)%	(3.1)%
Other	(0.4)%	(0.8)%	0.3%
	36.0%	35.3%	29.8%

Significant components of the Company's deferred tax assets and liabilities are as follows:

	January 27, 2005	January 29, 2004
	Thousands	
Deferred Tax Assets:		
Employee compensation and benefits	$43,939	$41,356
Deferred rent	6,871	3,253
Intangible assets	5,653	9,753
Inventories	3,861	3,510
Capitalized interest	3,642	3,327
Other	6,326	8,016
	70,292	69,215
Deferred Tax Liabilities:		
Property and depreciation	44,790	28,506
Federal effect of state income tax	3,028	4,304
Prepaid expenses	2,739	1,525
Other	3,272	2,936
	53,829	37,271
Net deferred tax asset	$16,463	$31,944

The Company has state tax credits of $2.8 million that may be carried forward for an indefinite period of time to offset future state taxable income.

9. Stockholders' Equity

Authorized capital stock consists of 120 million shares of common stock, $.50 par value, and 30 million shares of preferred stock. Each outstanding share of common stock includes a Preferred Stock Purchase Right (expiring in September 2006), which is exercisable only upon the occurrence of certain change in control events. There have been no events that would allow these rights to be exercised.

In fiscal 2005, the Company repurchased 736,260 shares of its common stock at a total cost of $16.9 million under a share repurchase program authorized by the Board of Directors in March 2003. In fiscal 2004, the Company repurchased 509,100 shares at a total cost of $8.0 million under this authorization, in addition to 853,100 shares at a total cost of $12.0 million to complete a previously authorized share repurchase program. Under the repurchase program authorized in March 2003, the Company is authorized to repurchase up to 754,640 additional shares of its common stock through January 2009, for a maximum additional purchase price of $25.2 million. The Company did not repurchase any of its common stock in fiscal 2003.

10. Stock Incentive Plans

The Company has two separate plans under which it may grant options to purchase shares of the Company's common stock and other awards of common stock or common stock appreciation rights to key employees. The 1995 Long Term Incentive Plan, as amended, authorized the issuance of 3,400,000 shares of common stock in the form of stock options, incentive stock options and stock awards. The Non-Executive Long Term Incentive Plan, as amended, authorized the issuance of 3,000,000 shares of common stock of the Company and contains similar provisions to those of the 1995 Long Term Incentive Plan, except that it does not allow for incentive stock options or grants to officers or directors of the Company. As of January 27, 2005, there were 1,297,212 shares of common stock available for grant under the two plans.

Stock Options

Generally, stock options are granted with an exercise price not less than 100% of the closing market price on the date of the grant. The Company's options generally vest over a period of 4 years and have a maximum term of 10 years. The Company's stock option award plans contain provisions for accelerated vesting upon a change of control.

Following is a summary of stock option activity:

	Options Outstanding		Options Exercisable	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at January 31, 2002	640,550	$20.70		
Granted (weighted average fair value $6.71)	3,012,800	23.08		
Forfeited	(68,400)	21.69		
Outstanding at January 30, 2003	3,584,950	$22.68	155,500	$22.76
Granted (weighted average fair value $5.54)	827,900	19.12		
Exercised	(26,790)	20.17		
Forfeited	(346,755)	22.17		
Expired	(64,315)	22.48		
Outstanding at January 29, 2004	3,974,990	$22.00	978,460	$22.73
Granted (weighted average fair value $8.21)	750,500	26.36		
Exercised	(288,065)	21.56		
Forfeited	(206,765)	21.41		
Expired	(80,135)	22.31		
Outstanding at January 27, 2005	4,150,525	$22.85	1,532,075	$22.46

Following is a summary of options outstanding and exercisable as of January 27, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$15.11 to $16.73	415,875	8.3	$15.86	88,050	$15.83
$18.95 to $21.69	346,800	5.9	19.68	171,830	19.62
$22.00 to $25.09	2,563,700	7.7	23.07	1,150,950	22.96
$25.50 to $27.40	824,150	8.6	27.02	121,245	26.52
	4,150,525	7.8	22.85	1,532,075	22.46

Stock Awards

Stock awards are valued at fair market value at the date of grant and are recorded as compensation expense on a straight-line basis over the vesting period. Recipients have voting rights to the shares and dividends are credited to the shares during the restriction period. However, transfer of ownership of the shares is dependent on continued employment for periods of one to five years. Unearned compensation expense related to restricted stock awards was $1.5 million as of January 27, 2005 and $2.5 million as of January 29, 2004 and has been reflected as a reduction of stockholders' equity.

Following is a summary of stock award activity:

	Fiscal Year		
	2005	2004	2003
Stock awards outstanding, beginning of year	283,800	399,500	355,600
Granted	15,750	10,000	123,300
Vested	(66,880)	(68,871)	(54,382)
Forfeited	(15,360)	(56,829)	(25,018)
Stock awards outstanding, end of year	217,310	283,800	399,500

11. Segment Information

The Company operates in two business segments, retail drug stores and pharmacy benefit management. These segments were identified based on their separate and distinct products and services, technology, marketing strategies and management reporting. Management evaluates the segments' operating performance separately and allocates resources based on their respective financial condition, results of operations and cash flows. The accounting policies for the segments are the same as those described in Note 1. Inter-segment transactions and balances are eliminated in consolidation.

Pharmacy is the cornerstone of the retail drug store segment, complemented by such core front-end categories as cosmetics, over-the-counter medications, photo and photo processing, food and beverage items and health and beauty products. As of January 27, 2005, the retail drug store segment operated 472 retail stores in six western states under the names Longs, Longs Drugs, Longs Drug Stores and Longs Pharmacy; and one mail order pharmacy, acquired in April 2003, under the name American Diversified Pharmacies.

The PBM segment, operated through the Company's RxAmerica subsidiary, contracts with third-party health plans, retail pharmacies and drug manufacturers to provide a range of services to third-party health plan members, including pharmacy benefit plan design and implementation, claims administration and formulary management.

The following table summarizes significant financial information by segment:

	January 27, 2005	January 29, 2004	January 30, 2003
		Thousands	
Sales:			
Retail Drug Stores	$4,575,051	$4,499,094	$4,402,964
Pharmacy Benefit Management	32,822	27,430	23,309
Consolidated Totals	$4,607,873	$4,526,524	$4,426,273
Operating Income:			
Retail Drug Stores	$ 57,940	$ 47,524	$ 47,788
Pharmacy Benefit Management	12,552	11,877	9,891
Consolidated Totals	$ 70,492	$ 59,401	$ 57,679
Total Assets:			
Retail Drug Stores	$1,325,307	$1,367,410	$1,299,967
Pharmacy Benefit Management	87,259	76,222	53,710
Inter-segment Eliminations	(1,403)	(1,520)	(1,606)
Consolidated Totals	$1,411,163	$1,442,112	$1,352,071

The retail drug store segment accounts for substantially all of the Company's depreciation and amortization, provision for store closures and asset impairments, legal settlements and other disputes, and capital expenditures.

Consolidated total sales include the following product and service types:

	January 27, 2005	January 29, 2004	January 30, 2003
		Thousands	
Pharmacy sales	$2,168,049	$2,082,024	$1,955,880
Front-end sales	2,407,002	2,417,070	2,447,084
Pharmacy benefit management revenues	32,822	27,430	23,309
Consolidated total sales	$4,607,873	$4,526,524	$4,426,273

12. Selected Quarterly Information (Unaudited)

Summarized quarterly results of operations for the years ended January 27, 2005 and January 29, 2004 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
			Thousands, except per share data		
Year ended January 27, 2005					
Sales	$1,159,696	$1,150,482	$1,100,897	$1,196,798	$4,607,873
Gross profit	292,957	295,395	287,712	310,421	1,186,485
Net income	9,247	3,378	6,229	17,706	36,560
Diluted earnings per share	0.25	0.09	0.17	0.47	0.97
Year ended January 29, 2004					
Sales	$1,103,130	$1,109,463	$1,087,293	$1,226,638	$4,526,524
Gross profit	285,107	288,039	274,004	297,271	1,144,421
Net income	5,833	5,260	5,230	13,441	29,764
Diluted earnings per share	0.16	0.14	0.14	0.36	0.79

Results for the second quarter of fiscal 2005 included a pre-tax provision of $10.8 million for legal settlements and other disputes, comprised of the settlement and applicable payroll taxes for two purported class action lawsuits related to the classification of exempt employees and payment of overtime wages, which was partially offset by a gain related to the favorable settlement of a separate, unrelated class action lawsuit for which the Company had filed a claim as a member of the plaintiff class.

Results for the fourth quarter of fiscal 2004 included pre-tax expenses of $5.5 million to increase the Company's self-insurance reserves as the result of a third-party actuarial study completed in the fourth quarter and $4.9 million for store closures and asset impairments. In addition, the Company recorded pre-tax gains of $7.0 million resulting from the settlement of two legal matters during the quarter and recognized a pre-tax benefit of $3.6 million in gross profit relating to the resolution of a pricing dispute with a vendor.

Results for the second quarter of fiscal 2004 included net pre-tax expenses of $6.8 million for costs associated with a voluntary separation program for store managers, accelerated depreciation for the abandonment of a pharmacy system and store closures and asset impairments; offset by a gain of on the sale of property.

Results for the first quarter of fiscal 2004 included net pre-tax expenses of $5.0 million for costs associated with a reduction in administrative workforce and consolidation of facilities and accelerated depreciation for the abandonment of a pharmacy system; offset by a gain of on the sale of property.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Longs Drug Stores Corporation:

We have audited the accompanying consolidated balance sheets of Longs Drug Stores Corporation and subsidiaries (the "Company") as of January 27, 2005 and January 29, 2004, and the related statements of consolidated income, stockholders' equity, and cash flows for each of the three years in the period ended January 27, 2005. We also have audited management's assessment, included in the accompanying "Management's Report on Internal Controls Over Financial Reporting", that the Company maintained effective internal control over financial reporting as of January 27, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Longs Drug Stores Corporation and subsidiaries as of January 27, 2005 and January 29, 2004, and the results of their operations and their cash flows for each of the three years in the period ended January 27, 2005, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of January 27, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 27, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 1 to the consolidated financial statements, on February 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Deloitte & Touche LLP

San Francisco, California
April 11, 2005

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Management's Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our company's internal control system was designed to provide reasonable assurance to our company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our company's internal control over financial reporting as of January 27, 2005. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on our assessment we believe that, as of January 27, 2005, our company's internal control over financial reporting is effective based on those criteria.

Our company's independent registered accountants, Deloitte & Touche LLP, have issued an unqualified audit report on our assessment of our company's internal control over financial reporting, as stated in their report which is included herein.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Our company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in our company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our company's management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of January 27, 2005, the end of the period covered by this annual report, our company carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our company's disclosure controls and procedures. Based on that evaluation, our company's Chief Executive Officer and Chief Financial Officer concluded that our company's disclosure controls and procedures were effective and adequate to provide reasonable assurance that material information relating to our company would be made known to them on a timely basis.

There have been no changes in our company's internal controls over financial reporting that occurred during the fourth fiscal quarter covered by this annual report that have materially affected, or are reasonably likely to materially affect, our company's internal controls over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

Information concerning this item will be in our definitive proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 for our 2005 annual meeting of stockholders and is incorporated herein by reference.

Item 11. ***Executive Compensation***

Information concerning this item will be in our definitive proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 for our 2005 annual meeting of stockholders and is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Information concerning this item will be in our definitive proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 for our 2005 annual meeting of stockholders and is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions***

Information concerning this item will be in our definitive proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 for our 2005 annual meeting of stockholders and is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

Information concerning this item will be in our definitive proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 for our 2005 annual meeting of stockholders and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules, and Reports on Form 8-K***

Financial Statements and Schedules

(a)(1) The Financial Statements are filed with this Form 10-K at pages 30-51.

(a)(2) No schedules are required under the applicable instructions or are inapplicable and have therefore been omitted.

(a)(3) EXHIBITS

Exhibit No.

3. Articles of Incorporation and By-Laws

   1. Restated Articles of Incorporation, amended June 3, 1997, as incorporated herein by reference, as previously filed with the Commission on September 12, 1997, as Exhibit 1 to Form 10-Q.

   2. Amended By Laws of Longs Drug Stores Corporation, dated May 25, 2004, is incorporated herein by reference, as previously filed with the Commission on June 4, 2004, as Exhibit 3 to Form 10-Q.

10. Material Contracts

   1. The Longs Drug Stores Corporation Deferred Compensation Plan of 1995 is incorporated herein by reference as previously filed with the Commission on June 6, 1995, on Form S-8, Registration No. 033-60005.*

   2. Renewals of the Agreements for Termination Benefits dated August 22, 1996, are incorporated herein by reference as previously filed with the Commission on December 6, 1996, on Form 10-Q as Exhibit 1, as executed by the Chairman, CEO and President; Exhibit 2, as executed by the Senior Vice Presidents, Vice Presidents, District Managers and the Treasurer; and Exhibit 3, as executed by Select Key Executives and Store Managers.*

   3. Shareholder Rights Agreement of Longs Drug Stores Corporation dated August 20, 1996 is incorporated herein by reference as previously filed with the Commission on September 16, 1996, as Exhibit 1 to Form 8-K.

   4. Employment agreement between the Company and Steven F. McCann, Senior Vice President, Chief Financial Officer, and Treasurer, dated April 17, 2000 is incorporated by reference as previously filed with the Commission on September 11, 2000, as Exhibit 10.1 to Form 10-Q.*

   5. Amendment to Shareholder Rights Agreement of Longs Drug Stores Corporation dated August 15, 2000, between the Company and Chase Mellon Shareholder Services, L.L.C. is incorporated herein by reference as previously filed with the Commission on December 11, 2000, as Exhibit 4(a) to Form 10-Q.

   6. Amendments to the Longs Drug Stores Corporation Deferred Compensation Plan of 1995 is incorporated herein by reference as previously filed with the Commission on April 13, 2001, as Exhibit 10(d) to Form 10-K.*

   7. Employment agreement between the Company and Linda M. Watt, Senior Vice President of Human Resources, dated June 7, 2001 is incorporated by reference as previously filed with the Commission on September 7, 2001, as Exhibit 10.1 to Form 10-Q.*

Exhibit No.

8. Employment agreement between the Company and Todd J. Vasos, Senior Vice President—Marketing, dated November 21, 2001, is incorporated herein by reference as previously filed with the Commission on April 17, 2002, as Exhibit 10(l) to Form 10-K.*

9. Amendment to employment agreement between the Company and Steven F. McCann, Senior Vice President, Chief Financial Officer and Treasurer, dated May 22, 2002, is incorporated herein by reference as previously filed with the Commission on September 16, 2002, as Exhibit 10.1 to Form 10-Q.*

10. The Longs Drug Stores Corporation 1995 Long-Term Incentive Plan, as amended, is incorporated herein by reference as previously filed with the Commission on August 29, 2002, on Form S-8, Registration No. 333-98913.*

11. Separation agreement between the Company and Ronald Lovelady, Senior Vice President and Regional Manager, dated October 23, 2002, is incorporated herein by reference as previously filed with the Commission on December 16, 2002, as Exhibit 10.1 to Form 10-Q.*

12. Employment agreement between the Company and Warren F. Bryant, President and Chief Executive Officer, dated October 30, 2002, is incorporated herein by reference as previously filed with the Commission on December 16, 2002, as Exhibit 10.2 to Form 10-Q.*

13. Separation agreement between the Company and James Famini, Senior Vice President and Regional Manager, dated January 2, 2003, is incorporated herein by reference as previously filed with the Commission on April 18, 2003, as Exhibit 10.r to Form 10-K.

14. The Longs Drug Stores Corporation Non-Executive Long-Term Incentive Plan, as amended, is incorporated by reference as previously filed with the Commission on April 18, 2003, as Exhibit (s) on Form 10-K.

15. Employment agreement between the Company and Bruce E. Schwallie, Senior Vice President—Pharmacy and Business Development, dated as of February 1, 2002, is incorporated herein by reference as previously filed with the Commission on April 18, 2003, as Exhibit (u) to Form 10-K.*

16. Separation agreement between the Company and Terry D. Burnside, Senior Vice President and Chief Operating Officer, dated March 26, 2003, is incorporated herein by reference, as previously filed with the Commission on June 16, 2003, as Exhibit 10.1 to Form 10-Q.*

17. Employment agreement between the Company and Michael M. Laddon, Senior Vice President, Chief Information Officer, dated February 25, 2003, is incorporated herein by reference, as previously filed with the Commission on June 16, 2003, as Exhibit 10.2 to Form 10-Q.*

18. Employment agreement between the Company and William J. Rainey, Senior Vice President, General Counsel, dated March 18, 2003, is incorporated herein by reference, as previously filed with the Commission on June 16, 2003, as Exhibit 10.3 to Form 10-Q.*

19. Longs Drug Stores Corporation 2003 Executive Incentive Plan, as approved by stockholders on May 20, 2003, is incorporated herein by reference, as previously filed with the Commission on September 12, 2003, as Exhibit 10.1 to Form 10-Q.*

20. Amendment to the Longs Drug Stores Corporation 1995 Long-Term Incentive Plan, as approved by stockholders on May 20, 2003, is incorporated herein by reference, as previously filed with the Commission on September 12, 2003, as Exhibit 10.2 to Form 10-Q.*

21. Employment agreement between Longs Drug Stores California, Inc. and Richard W. Dreiling, Executive Vice President, Chief Operations Officer, dated July 8, 2003, is incorporated herein by reference, as previously filed with the Commission on September 12, 2003, as Exhibit 10.3 to Form 10-Q.*

Exhibit No.

22. Form of Agreement for Termination Benefits in the Event of a Change in Corporate Control between Longs Drug Stores California, Inc. and employees at a Senior Vice President level or above, is incorporated herein by reference, as previously filed with the Commission on September 12, 2003, as Exhibit 10.4 to Form 10-Q.*

23. Form of Retention Agreement between Longs Drug Stores California, Inc. and employees at a Senior Vice President level or above, is incorporated herein by reference, as previously filed with the Commission on September 12, 2003, as Exhibit 10.5 to Form 10-Q.*

24. First Amendment to Employment Agreement between Warren F. Bryant, Longs Drug Stores Corporation and Longs Drug Stores California, Inc., dated March 2, 2004 is incorporated herein by reference as previously filed with the Commission on April 12, 2004, as Exhibit 10.cc to Form 10-K.*

25. Form of Indemnification Agreement between Longs Drug Stores Corporation and directors of Longs Drug Stores Corporation, is incorporated herein by reference, as previously filed with the Commission on April 12, 2004, as Exhibit 10.dd to Form 10-K.*

26. Form of Indemnification Agreement between Longs Drug Stores Corporation and officers of Longs Drug Stores Corporation, is incorporated herein by reference, as previously filed with the Commission on April 12, 2004, as Exhibit 10.ee to Form 10-K.*

27. Form of Indemnification Agreement between Longs Drug Stores California, Inc. and directors and officers of Longs Drug Stores California, Inc, is incorporated herein by reference, as previously filed with the Commission on April 12, 2004, as Exhibit 10.ff to Form 10-K.*

28. Amendment to employment agreement between the Company and Michael M. Laddon, Senior Vice President, Chief Information Officer, dated June 1, 2004, is incorporated herein by reference as previously filed with the Commission on June 4, 2004, as Exhibit 10 to Form 10-Q. *

29. Credit Agreement dated as of August 6, 2004, between Longs Drug Stores California, Inc. and the lenders thereunder is incorporated herein by reference as previously filed with the Commission on September 3, 2004, as Exhibit 10 to Form 10-Q.

30. Form of stock option agreement for non-employee directors in Longs Drug Stores Corporation 1995 Long-Term Incentive Plan, is incorporated herein by reference, as previously filed with the Commission on December 3, 2004, as Exhibit 10.1 to Form 10-Q.*

31. Form of stock option agreement in Longs Drug Stores Corporation 1995 Long-Term Incentive Plan, is incorporated herein by reference, as previously filed with the Commission on December 3, 2004, as Exhibit 10.2 to Form 10-Q.*

32. Form of restricted stock award agreement in Longs Drug Stores Corporation 1995 Long-Term Incentive Plan, is incorporated herein by reference, as previously filed with the Commission on December 3, 2004, as Exhibit 10.3 to Form 10-Q.*

33. Form of restricted stock award agreement in Longs Drug Stores Corporation Non-Executive Incentive Plan, is incorporated herein by reference, as previously filed with the Commission on December 3, 2004, as Exhibit 10.4 to Form 10-Q.*

34. Form of stock option agreement in Longs Drug Stores Corporation Non-Executive Incentive Plan, is incorporated herein by reference, as previously filed with the Commission on December 3, 2004, as Exhibit 10.5 to Form 10-Q.*

Exhibit No.

35. Form of non-employee directors' restricted stock award agreement pursuant to the Longs Drug Stores Corporation 1995 Long-Term Incentive Plan.*

21. Subsidiaries of the Registrant

23. Consent of Independent Registered Public Accounting Firm

31. Certification of the Chief Executive Officer and the Chief Financial Officer of Longs Drug Stores Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. **

32. Certification of the Chief Executive Officer and the Chief Financial Officer of Longs Drug Stores Corporation, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **

---

* Indicates a management contract or compensatory plan or arrangement.

** These certifications are being furnished solely to accompany this annual report pursuant to 18 U.S.C. §1350, and are not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and are not to be incorporated by reference to any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

(b) REPORTS ON FORM 8-K

On November 5, 2004, we filed a Current Report on Form 8-K related to a press release regarding our October 2004 sales results.

On November 17, 2004, we filed a Current Report on Form 8-K related to a press release regarding our third quarter of fiscal 2005 financial results and fourth quarter and full year fiscal 2005 financial projections.

On December 3, 2004, we filed a Current Report on Form 8-K related to a press release regarding our November 2004 sales results.

On January 7, 2005, we filed a Current Report on Form 8-K related to a press release regarding our December 2004 sales results.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LONGS DRUG STORES CORPORATION
(Registrant)

Date: April 11, 2005

/s/ S. F. MCCANN
(S. F. McCann)
Executive Vice President,
Chief Financial Officer and Treasurer

Date: April 11, 2005

/s/ R. L. CHELEMEDOS
(R. L. Chelemedos)
Group Vice President—Controller and
Assistant Secretary
(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been duly signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ W. F. BRYANT **(W. F. Bryant)**	Chairman, President and Chief Executive Officer	April 11, 2005
/s/ L. T. BARNES, JR. **(L. T. Barnes, Jr.)**	Director	April 11, 2005
/s/ W. L. CHENEVICH **(W. L. Chenevich)**	Director	April 11, 2005
/s/ M. H. DASHE **(M. H. Dashe)**	Director	April 11, 2005
/s/ R. M. LONG **(R. M. Long)**	Director	April 11, 2005
/s/ M. S. METZ, PH.D. **(M. S. Metz, Ph.D.)**	Director	April 11, 2005
/s/ H. R. SOMERSET **(H. R. Somerset)**	Director	April 11, 2005
/s/ D. L. SORBY, PH.D. **(D. L. Sorby, Ph.D.)**	Lead Director	April 11, 2005

Signature	Title	Date
/s/ D. A. TANOUE **(D. A. Tanoue)**	Director	April 11, 2005
/s/ A. G. WAGNER **(A. G. Wagner)**	Director	April 11, 2005

Form 10-K

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit 31

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Warren F. Bryant, certify that:

1. I have reviewed this annual report on Form 10-K of Longs Drug Stores Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 11, 2005

/s/ WARREN F. BRYANT

Warren F. Bryant
Chairman, President and Chief Executive Officer

A signed original of this written statement required by Section 302 has been provided to Longs Drug Stores Corporation and will be retained by Longs Drug Stores Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven F. McCann, certify that:

1. I have reviewed this annual report on Form 10-K of Longs Drug Stores Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 11, 2005

/s/ STEVEN F. MCCANN

Steven F. McCann
Executive Vice President, Chief Financial Officer and Treasurer

A signed original of this written statement required by Section 302 has been provided to Longs Drug Stores Corporation and will be retained by Longs Drug Stores Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officers of Longs Drug Stores Corporation (the "Company") hereby certify, to such officers' knowledge, that:

(i) the Annual Report on Form 10-K of the Company for the annual period ended January 27, 2005 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 11, 2005

/s/ WARREN F. BRYANT

Warren F. Bryant
Chairman, President and Chief Executive Officer

Date: April 11, 2005

/s/ STEVEN F. MCCANN

Steven F. McCann
Executive Vice President, Chief Financial Officer and Treasurer

A signed original of this written statement required by Section 906 has been provided to Longs Drug Stores Corporation and will be retained by Longs Drug Stores Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Board of Directors

Warren F. Bryant
Chairman, President and
Chief Executive Officer

Donald L. Sorby, Ph.D. (1) (2)
Lead Director
Dean Emeritus
School of Pharmacy
University of the Pacific

Leroy T. Barnes, Jr. (2) (3)
Vice President and Treasurer
PG&E Corporation

William L. Chenevich (3) (4)
Vice Chairman
U.S. Bancorp

Murray H. Dashe (1) (3)
Former Chairman of the Board,
Chief Executive Officer and
President
Cost Plus, Inc.

Robert M. Long
Chairman Emeritus

Mary S. Metz, Ph.D. (2) (3)
Retired President
S.H. Cowell Foundation

Harold R. Somerset
Business Consultant

Donna A. Tanoue (1) (3)
Vice Chairman and
Chief Administrative Officer
Bank of Hawaii

Anthony G. Wagner (1) (2)
Vice President
Kaiser Foundation Health Plan, Inc.

Senior Officers

Warren F. Bryant
Chairman, President and
Chief Executive Officer

Richard W. Dreiling
Executive Vice President
Chief Operating Officer

Steven F. McCann
Executive Vice President,
Chief Financial Officer
and Treasurer

Bruce E. Schwallie
Executive Vice President
Business Development and
Managed Care

Michael M. Laddon
Senior Vice President
Chief Information Officer

William J. Rainey
Senior Vice President
General Counsel and Secretary

Gerald H. Saito
Senior Vice President
Hawaii

Todd J. Vasos
Senior Vice President
Chief Merchandising Officer

Linda M. Watt
Senior Vice President
Human Resources

Company Executives

Alfred A. Arrigoni
Vice President
Construction

Martin A. Bennett
Group Vice President
Store Operations

Robert M. Carmellini
District Manager

Charles J. Dub
District Manager

Alex Kato
District Manager

Maria Robles
District Manager

Mark Szto
District Manager

Craig R. Thomsen
District Manager

Marlon D. Bradford
Group Vice President
Store Operations

John J. Armstrong, Jr.
Vice President
District Manager

Ann Coeur
Vice President
District Manager

---

(1) Compensation Committee
(2) Governance and Nominating Committee
(3) Audit and Finance Committee
(4) Not standing for reelection

Company Executives

Jill A. Gridley
District Manager

Lucy C. Maehl
District Manager

Salvador Petrucelli
Vice President
District Manager

Randy C. Vipond
District Manager

Michael L. Cantrell
Vice President
Professional Services

Roger L. Chelemedos
Group Vice President
Controller

John Gardynik
Group Vice President
RxAmerica

Lawrence J. Gatta, Jr.
Group Vice President
Marketing

Timothy A. Hansen
Vice President
Real Estate

Alan J. Pope
Vice President and
Assistant General Counsel

Edward R. Puskas
Vice President
Information Technology

Company Executives

Frank V. Scorpiniti
Vice President
Pharmacy Marketing

Joseph Smoliga, Jr.
Vice President
Distribution and Logistics

Daniel R. Thorson
Group Vice President
Financial Planning and Analysis

W. Allan Torres
Group Vice President
Store Operations

John A. Bogdanowicz
District Manager

Vincent J. De Crisce
District Manager

Mary Patricia Fuhring
District Manager

Ralph R. Ramsey
District Manager

Thomas Rocek
District Manager

George J. White
Vice President
District Manager

Grover L. White
Vice President
Administration
and Special Projects

Corporate and Stockholder Information

Corporate Offices
141 North Civic Drive
Walnut Creek, California 94596
925-937-1170

Transfer Agent and Registrar
Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
Toll Free: 1-800-401-1957

Common Shares
LDG
LISTED
NYSE
Common shares of
Long Drug Stores Corporation
are traded on the New York Stock
Exchange under the symbol LDG

Independent Auditors
Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105

Annual Meeting
Tuesday, May 24, 2005
11:00 a.m. (PDT)
Shadelands Arts Center
111 North Wiget Lane
Walnut Creek, CA 94596

Investor Contact
Phyllis Proffer
Investor Relations
Longs Drug Stores Corporation
141 North Civic Drive
Walnut Creek, California 94596
925-979-3979
pproffer@longs.com

Web Site
www.longs.com

Longs Drug Stores Corporation, 141 N. Civic Drive, Walnut Creek, CA 94596